
08005187

9/30

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ringbolt Ventures Ltd.

*CURRENT ADDRESS 609-475 Howe St.
Vancouver, B.C.
Canada V6C 2B3

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2008
THOMSON REUTERS

FILE NO. 82- 35229 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DATE: 10/3/08

SEC Mail Processing
Section

SEP 29 2008

Washington, DC
110

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV- TSX.V 3OZ -FWB

News Release

Non-broker Private Placement

April 16, 2008

Ringbolt Ventures Ltd is pleased to announce that it has arranged a non-brokered private placement of 6 million units at a price of 50 cents per unit as previously reserved. Each unit will consist of one common share and one half share purchase warrant. Each warrant is exercisable to purchase a share at a price of 75 cents per share for a period of one year from closing. A finders fee is payable in accordance with TSX-Venture Exchange guidelines.

This financing was negotiated with a group of mainly Asian placees who will assist the Company with its ongoing development strategy.

The company would also like to announce it has set 250.000 incentive stock options. The options will entitle the holder to purchase shares from treasury for a price of 65 cents for a period of two years.

This Private Placement is subject to approval by the TSX-Venture Exchange

RINGBOLT VENTURES LTD.

On behalf of the Board of Directors

Per: Jason Walsh
Director

RECEIVED
2008 SEP 30 A 8: 33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV-TSX.V 30Z FTW

News Release

Ringbolt to Acquire Utah Potash Project

March 11, 2008

Ringbolt Ventures Ltd is pleased to announce that it has signed a letter of agreement with an American Private Company to acquire Potash leases in the Paradox Basin in Utah, USA.

Ringbolt has acquired strategic leases within the Paradox Basin which is a major Potash mining district. The United States Geological Survey estimates that the Paradox Basin contains 2 billion tons of Potash. The company is pleased with the geological location of the leases on an ancient saltwater inlet and with the nature of the Potash deposits.

Potash is a general term covering several types of potassium salts, of which the most important is potassium chloride, the mineral sylvite. Potash is a nutrient essential for plant growth, and is a cornerstone of modern agricultural fertilizers. Roughly 95 per cent of world potash production goes into fertilizer, while the other five per cent is used in commercial and industrial products - everything from soap to television tubes. Currently the United States imports more the half of the Potash that it consumes. About 93 percent of this is used for agricultural purposes.

RINGBOLT VENTURES LTD.
On behalf of the Board of Directors

Per: Jason Walsh
Director

RECEIVED
2008 SEP 30 A 8: 33

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV-TSX.V 30Z FTW

News Release

Ringbolt to Acquire Utah Potash Project

March 11, 2008

Ringbolt Ventures Ltd is pleased to announce It has obtained data on 33 oil and gas wells on their prospecting and exploration permits in the Moab area of Utah. The data consists of radiometric electric logs, which can detect the presence of potassium (potassium is one of the three naturally occurring radioactive elements). In ½ of the wells the data also includes chemical analyses of some of the potash beds. The company is currently analyzing the data.

The companies plan to conduct an aggressive exploration and development program on their property.

Ringbolt Ventures is a focusing on the acquisition and development of assets in the agricultural sector. Ringbolt recognizes the impending worldwide shortage of potash for fertilizer usage, and accordingly has joined forces with Bua USA corp., a Southern Utah company based in Moab, Utah. Moab is in the Paradox Basin, one of the largest known evaporate basins in North America. The basin is believed to contain billions of tons of potash-bearing rocks in the form of sylvite (potassium chloride). Bua has applied for 86,000 acres of prospecting and exploration permits in the basin.

RINGBOLT VENTURES LTD.
On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV- TSX.V 3OZ -FWB

News Release

Non-broker Private Placement completed

April 1, 2008

Ringbolt Ventures Ltd is pleased to announce that it has submitted all necessary documents to approve the non-brokered private placement of 2 million units at a price of .50 cents per unit announced Feb 29, 2008. Each unit will consist of one share and one half share purchase warrant exercisable into one common share for a period of one year's at a price of 0.75 cents. These securities will be restricted as per resale regulation.

RINGBOLT VENTURES LTD.

On behalf of the Board of Directors

Per: Jason Walsh
Director

RECEIVED
2008 SEP 30 A 8: 33

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV- TSX.V 3OZ -FWB

News Release

Non-broker Private Placement closed

May 1, 2008

Ringbolt Ventures Ltd is pleased to announce that the Company has closed the non-brokered private placement of 5.18 million units at a price of .50 cents per unit announced April 16, 08. Each unit will consist of one share and one- half share purchase warrant exercisable into one common share for a period of one year at a price of 0.75 cents. These securities will be restricted until Aug 28, 2008. Finder's fee's totaling $30,000 cash and 450,000 shares were paid in connection to this private placement.

RINGBOLT VENTURES LTD.

On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV- TSX.V 3OZ -FWB

News Release

Options Granted

May 15, 2008

The company would like to announce it has set 500.000 incentive stock options. The options will entitle the holder to purchase shares from treasury for a price of 1.00 dollar for a period of two years.

These options are subject to approval by the TSX-Venture Exchange

RECEIVED
2008 SEP 30 A 8: 33

RINGBOLT VENTURES LTD.

On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

RECEIVED
2008 SEP 30 A 8:33

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV- TSX.V 3OZ -FWB

News Release

Clarification

July 11, 2008

As a result of a review by the British Columbia Securities Commission, we are issuing the following news release to clarify our disclosure.

The Company wishes to retract its press release dated June 4, 2008 on the basis that the public might infer that the Company has a potash resource on its Utah property. The Company wants to clarify that it does not have a 43-101 resource or a historic resource.

The potential quantity and grade, of the potash on the Companies' property in the Paradox Basin, is conceptual in nature. There has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the targets being delineated as a mineral resource.

A review of oil and gas wells drilled in the Paradox Basin has found 20 drill holes which are summarized below.

The following potash analyses predate NI 43-101 standards and must be viewed as historical in nature.

DRILL HOLE SUMMARY

Well Number	Township	Depth to Bed 5 (feet)	Thickness Of Bed 5 (feet)	K20% For Bed 5	Depth to Bed 9 (feet)	Thickness Of Bed 9 (feet)	K20% For Bed 9	Method used
P- USA-1	SEC 33-29S-24E	4323	8	15.90%	4968	10	10.00%	RADIOMETRIC
P- A-1	SEC 2-30S-24E	3599	13	18.00%				RADIOMETRIC
P- C-3	SEC 3-30S-24E	4466	7	8.30%	5151	10	19.70%	RADIOMETRIC
P- A-2	SEC 10-30S-24E				5544	18	21.60%	RADIOMETRIC
P- B-1	SEC 14-30S-24E	4634	3	6.40%	5790	75	Trace	RADIOMETRIC
P- B-2	SEC 14-30S-24E	4571	9	22.20%				RADIOMETRIC
P- D-2	SEC 13-30S-24E	3551	6.5	16.70%	4357	17	19.20%	RADIOMETRIC
P- D-1	SEC 24-30S-24E	3887	8	17.10%				RADIOMETRIC
P- C-2	SEC 3-30S-24E				5520	5	21.60%	RADIOMETRIC
P- A-814	SEC 14-30S-24E	4514	3	11.40%	5460	13	27.90%	RADIOMETRIC
S- 47-17P	SEC 17-30S-25E				2706	10	33.40%	CORE
S- 88-21P	SEC 21-30S-25E				2380	4	28.00%	CORE

S- 73-19P	SEC 19-30S-25E				3740	3	13.30%	CORE
S- 75-12P	SEC 12-30S-24E	2538	10	22.50%	3404	6	23.70%	CORE
S- 63-29P	SEC 29-30S-25E	2633	4.4	15.90%				CORE
S- 37-1P	SEC 1-30S-24E	2930	6.8	24.50%				CORE
S- 77-35P	SEC 35-29 1/2S-34E	2826		?	3771	19	31.09%	CORE
S- 77-1P	SEC 1-30S-24E				2900	3.86	29.60%	CORE
S- 36-29P	SEC 29-30S-25E	3854	3.94	14.80%				CORE
S- 41-7P	SEC 7-30S-25E				2928	4.78	33.06%	CORE

A map showing drill hole locations has been put on the Company's website at: www.ringboltventure.com.

The nature of the potash mineralization, according to the Hite report(The Geology of the Lisbon Valley Potash Deposits, San Juan County, Utah by Robert J. Hite, United States Department of the Interior-Geological Survey, Open-File Report 78-148, 1978), is sylvanite (a mixture of halite and sylvite) with minor carnallite and no other potash minerals identified. His identification is based on analysis of drill core.

The potash beds are contained within the Paradox Evaporate Basin, which has as much as 6,000 feet of salt (halite) contained in 29 separate cycles of salt/clastic material. Eighteen of the cycles contain beds of potash, of which two beds, the no. 5 and no.9 appear to be the most prospective.

The potash mineralization identified by the 20 wells occurs in the potash beds on the southwest flank of the northwest-trending Lisbon Valley anticline. The dip of the beds is approximately flat in the northwest direction, and is up to 16% in the northeast direction. Published reports indicate that the area is not subjected to the structural complications found on the crest of the Lisbon Valley anticline and on the Cane Creek anticline.

In the 10 wells drilled on the exploration license,potash beds no. 5 and no. 9 were cored and analysis for K_2O. The data must be regarded as historical in nature, because it predates 43-101 requirements. Radioimetric logs are also available for these holes; the radiometric data correlates well with the chemical data. The 10 wells on the prospecting permits were logged radiometrically.

The Hite report indicate that the wells were drilled using saturated brine drilling fluid, to minimize solution cavitation. The wells should be re-entered and re-logged, or else re-drilled.

The grade and apparent thickness of the mineralization in the individual holes is shown on the map on the Company website. The true thickness of the mineralized zones is expected to be very close to the apparent thickness, because of the relatively flat nature of the Basin and of the mineralization.

The Company has distributed a research report published on June 4, 2008 by Howlett Research which included a resource estimate for the Paradox Basin. The Company has caused the reference to be deleted from the research report to avoid any confusion.

Stuart Havenstrite, CPG, and Mike Magrum, PEng, both qualified persons under NI 43-101, have approved the technical content of this news release.

RINGBOLT VENTURES LTD.

On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company **RINGBOLT VENTURES LTD.** 609 - 475 Howe Street Vancouver, B.C. V6Z 2B3
Item 2	Date of Material Change June 9, 2008
Item 3	News Release Dissemination on June 9, 2008 by Sedar, Market News and Stock Watch
Item 4	Summary of Material Change The Company has entered into an agreement to complete a private placement, on a best-efforts basis, of 16 million units.
Item 5.1	Full Description of Material Change The company has entered into an agreement with Wellington West Capital Markets Inc. ("Agent") to complete a private placement financing, on a best efforts agency basis, of 16 million units of Ringbolt (each a "unit") at a price of $1.25 per Unit for gross proceeds of $20 million (the "Offering"). Each Unit will consist of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to purchase one common share at a price of $1.75 for a period of 12 months from the date of the closing of the Offering. Ringbolt has granted the Agents an option to purchase up to an additional 8 million Units at the issue price for additional gross proceeds of up to $10 million. The option is exercisable at any time up to 48 hours prior to the closing of the Offering. The net proceeds fro the Offering will be used for exploration and development of Ringbolt's Potash property located in Utah and for working capital purposes. The Offering is scheduled to close on or about June 26, 2008 and is subject to certain conditions, including, but not limited to, the receipt of all necessary regulatory approvals to the transaction. The securities being offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the US in the absence of registration or an applicable exemption from the registration requirements.

Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 N/A
Item 7	Omitted Information No information has been omitted on the basis that it is Confidential information.
Item 8	Executive Officer Jason Walsh – President 604-682-1666
Item 9	Date of Report June 9, 2008

Signed by: "Jason Walsh"
Jason Walsh, Director

MATERIAL CHANGE REPORT
Form 51-102F3

RECEIVED
2008 SEP 30 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item 1	Name and Address of Company **RINGBOLT VENTURES LTD.** 609 - 475 Howe Street Vancouver, B.C. V6Z 2B3
Item 2	Date of Material Change June 5, 2008
Item 3	News Release Dissemination on June 5, 2008 by Sedar, Market News and Stock Watch
Item 4	Summary of Material Change Clarification with respect to the size of the K2O beds.
Item 5.1	Full Description of Material Change Further to the news release of June 4, 2008 in respect to the size of the K2O beds, the Company did not intend to imply that there is a current mineral resource as defined in NI 43-101, and the average grades refer to the average grade of samples from historic drill holes.
Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 N/A
Item 7	Omitted Information No information has been omitted on the basis that it is Confidential information.
Item 8	Executive Officer Jason Walsh – President 604-682-1666

Item 9	Date of Report June 5, 2008

Signed by: "Jason Walsh"
Jason Walsh, Director

MATERIAL CHANGE REPORT
Form 51-102F3

RECEIVED
2008 SEP 30 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item 1	Name and Address of Company **RINGBOLT VENTURES LTD.** 609 - 475 Howe Street Vancouver, B.C. V6Z 2B3
Item 2	Date of Material Change April 1, 2008
Item 3	News Release Dissemination on April 1, 2008 by Sedar, Market News and Stock Watch
Item 4	Summary of Material Change All necessary documents submitted with regard to non-brokered private placement of 2 million shares.
Item 5.1	Full Description of Material Change The Company has submitted all necessary documents to approve the non-brokered private placement of 2 million units at a price of $0.50 per unit. Each unit will consist of one common share and one-half share purchase warrant exercisable to purchase one common for a period of one year at a price of $0.75 These securities will be restricted as per resale regulations.
Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 N/A
Item 7	Omitted Information No information has been omitted on the basis that it is Confidential information.
Item 8	Executive Officer Jason Walsh – President 604-682-1666

Item 9	Date of Report April 1, 2008

Signed by: "Jason Walsh" .
Jason Walsh, Director

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company **RINGBOLT VENTURES LTD.** 609 - 475 Howe Street Vancouver, B.C. V6Z 2B3
Item 2	Date of Material Change March 18, 2008
Item 3	News Release Dissemination on March 18, 2008 by Sedar, Market News and Stock Watch
Item 4	Summary of Material Change Letter of Agreement signed to purchase a 90% interest in a private Utah Company which has 23 prospecting permits.
Item 5.1	Full Description of Material Change The Company has signed a letter of Agreement to purchase a 90% interest in a Private Utah Company which has 23 prospecting permits, approximately 37,000 acres, and one exploration permit consisting of 9,600 acres. Ringbolt will pay $10,000 cash and reimburse all acquisition costs. The leases are within the Paradox Basin which is a major Potash mining district. The United States Geological Survey estimates that the Paradox Basin contains 2 billion tons of Potash. The Company is pleased with the geological location of the leases on an ancient saltwater inlet and with the nature of the Potash deposits.
Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 N/A
Item 7	Omitted Information No information has been omitted on the basis that it is Confidential information.

Item 8	Executive Officer Jason Walsh – President 604-682-1666
Item 9	Date of Report March 18, 2008

Signed by: "Jason Walsh"
Jason Walsh, Director

MATERIAL CHANGE REPORT
Form 51-102F3

RECEIVED
2008 SEP 30 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item 1	Name and Address of Company **RINGBOLT VENTURES LTD.** 609 - 475 Howe Street Vancouver, B.C. V6Z 2B3
Item 2	Date of Material Change March 11, 2008
Item 3	News Release Dissemination on March 11, 2008 by Sedar, Market News and Stock Watch
Item 4	Summary of Material Change Signed a Letter of Agreement to acquire Potash leases in Paradox Basin, Utah. Ringbolt received data on 33 oil and gas wells.
Item 5.1	Full Description of Material Change Ringbolt is pleased to announce that it has signed a letter of agreement with American Private company to acquire Potash leases in the Paradox Basin in Utah, USA. Ringbolt has acquired strategic leases within the Paradox Basin which is a major Potash mining district. The United States Geological Survey estimates that the Paradox Basin contains 2 billion tons of Potash. The company is pleased with the geological location of the leases on an ancient saltwater inlet and with the nature of the Potash deposits. Ringbolt has obtained data on 33 oil and gas wells on their prospecting and exploration permits in the Moab area of Utah. The data consists of radiometric electric logs, which can detect the presence of potassium (potassium is one of the three naturally occurring radioactive elements). In one-half of the wells, the data also includes chemical analyses of some of the potash beds. The Company is currently analyzing the data. The company plans to conduct an aggressive exploration and development program on their property.
Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 N/A

Item 7	Omitted Information No information has been omitted on the basis that it is Confidential information.
Item 8	Executive Officer Jason Walsh – President 604-682-1666
Item 9	Date of Report March 11, 2008

Signed by: "Jason Walsh" .
Jason Walsh, Director

MATERIAL CHANGE REPORT
Form 51-102F3

RECEIVED
2008 SEP 30 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item 1	Name and Address of Company **RINGBOLT VENTURES LTD.** 609 - 475 Howe Street Vancouver, B.C. V6Z 2B3
Item 2	Date of Material Change February 29, 2008
Item 3	News Release Dissemination on February 29, 2008 by Sedar, Market News and Stock Watch
Item 4	Summary of Material Change Non-Brokered private placement of 2 million shares with one-half share purchase warrant as well as incentive stock options.
Item 5.1	Full Description of Material Change Non-brokered private placement of 2 million units at a price of $0.50 per unit. Each unit will consist of one common share and one-half share purchase warrant. Each warrant is exercisable to purchase a share at a price of $0.75 per share for a period of one year from closing. A finders fee is payable in accordance with TSX Venture Exchange guidelines. This private placement is subject to approval by the TSX Venture Exchange. The Company would also like to announce it has set 750,000 incentive stock options. The options will entitle the holder to purchase shares form treasury for a price of $0.50 for a period of two years.
Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 N/A
Item 7	Omitted Information No information has been omitted on the basis that it is Confidential information.

Item 8	Executive Officer Jason Walsh – President 604-682-1666
Item 9	Date of Report February 29, 2008

Signed by: "Jason Walsh" .
Jason Walsh, Director

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV – TSX.V **3OZ – FWB**

News Release

Ringbolt Private Placement Update

June 25, 2008

Ringbolt Ventures Ltd ("Ringbolt") is pleased to announce that, subject to receipt of all necessary regulatory approvals, it is increasing the size of the private placement announced on June 16, 2008 (the "Offering") to offer an additional 500,000 units of Ringbolt thereunder. This increase brings the size of the offering to 15,000,000 units resulting in aggregate gross proceeds of $21,000,000. The Agents also have the option, exercisable until 48 hours prior to the closing of the Offering, to raise up to an additional C$9,800,000.

All other terms and details of the Offering remain unchanged from those that were set out in the press release of Ringbolt dated June 16, 2008.

RINGBOLT VENTURES LTD.
On behalf of the board of directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES


RECEIVED
2008 SEP 30 A 8:33

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV- TSX.V 3OZ -FWB

News Release

Ringbolt Announces $20 Million Private Placement

June 16, 2008

Ringbolt Ventures Ltd ("Ringbolt") is pleased to announce that it has entered into an agreement with Wellington West Capital Markets Inc.(the "Agents") to complete a private placement financing, on a best-efforts agency basis, of 14,500,000 units of Ringbolt (each a "Unit") at a price of $1.40 per Unit for gross proceeds of up to C$20,300,000 (the "Offering"). Each Unit will consist of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to purchase one common share at a price of $1.90 for a period of 12 months from the date of the closing of the Offering.

Ringbolt has also granted the Agents an option to purchase up to an additional 7,000,000 Units at the issue price for additional gross proceeds of up to C$9,800,000. The option is exercisable at any time up to 48 hours prior to the closing of the Offering.

The net proceeds from the Offering will be used for exploration and development of Ringbolt's potash property located in Utah and for working capital purposes. The Offering is scheduled to close on or about July 15, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals to the transaction (including the approval of the TSX Venture Exchange).

The securities being offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

RINGBOLT VENTURES LTD.
On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV-TSX.V 30Z FTW

News Release

UTAH POTASH ASSESSMENT CONTINUES

June 4, 2008

Ringbolt Ventures Ltd (RBV. TSX-V) is continuing to explore its prospecting permits and exploration licenses on its potash property near Moab, Utah.

The company has acquired complete data on 20 of the 33 oil & gas wells drilled on or near their property (field verified). This data includes hole location as well as thickness and grade of the potash zones. The Company is continuing its search for further information on the other 13 drill holes. These wells were drilled in the 1950's and 1960's before the NI 43-101 requirements were in place, so the results of the data must be viewed as historical in nature.

Radiometric data is available on all of the 20 holes and chemical data is available on 10 of the holes. Two major potash beds have been identified, the same beds from which potash is being produced in a mine 40 miles away. The data has allowed the company to make determinations of the permissive geometry of the two potash beds, including thickness, grade and aerial extent of the beds.

The lower of the two beds, identified as bed #9, has an aerial extent of 650 million square feet, as measured within one mile of a mineralized well. The bed averages 8.6 feet in thickness and grades 22% K_20

The upper of the two beds, identified as bed #5, has an aerial extent of 550 million square feet, as measured within one mile of a mineralized well. The bed averages 6.5 feet in thickness and grades 16.5% K_20.

If the search radius is extended to five miles from a mineralized hole, as is done in the Saskatchewan basin, the aerial extent of bed #9 increases to 3 billion square feet with similar thickness and grade.

If the search radius is extended to five miles, the aerial extent of bed #5 increases to 2.5 billion square feet with similar thickness and grade. The majority of the historical drilling cited in this press release was carried out by Superior Oil Co. in the 1950's and the 1960's. The drill logs, from these drill holes, have been summarized in OPEN_FILE REPORT 78-148 titled "The Geology of the Lisbon Valley Potash Deposits, San Juan County, Utah" by Robert J. Hite, published by the United States Department of the Interior-Geological Survey. The company believes that this data is reliable because it appears to have been prepared internally for a major company, apparently seeking to

make an objective appraisal of the economic potential of the potash beds; it does not appear to have been used for promotional or publicity purposes at the time. No more recent data or resource estimates are available in the public domain.

Stuart Havenstrite, CPG and Mike Magrum, P.Eng., both qualified persons under NI 43-101 have approved the technical content of this news release.

RINGBOLT VENTURES LTD.
On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility For the adequacy or accuracy of this News Release.

Form 52-109F2

RECEIVED
2008 SEP 30 A 8:34

Certification of Interim Filings

I, Derrick Strickland, Chief Executive Officer of Ringbolt Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ringbolt Ventures Ltd., (the issuer) for the interim period ended February 29, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29, 2008

"Derrick Strickland"

Derrick Strickland
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Jason Walsh, Chief Financial Officer of Ringbolt Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ringbolt Ventures Ltd., (the issuer) for the interim period ended February 29, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 29, 2008

"Jason Walsh"

Jason Walsh
Chief Financial Officer

RECEIVED
2008 SEP 30 A 8:34

(Dated April 29, 2008)

DESCRIPTION OF BUSINESS

The Company was incorporated under the Company Act of British Columbia on June 13, 2006 and its principal activity is the exploration of mineral properties.

The Company holds a resource property interest in the Northwest Territories, Canada, and has not yet determined whether this property contains ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties, including related deferred exploration costs, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy expenditure requirements under property acquisition and joint venture agreements to complete their development, and future profitable production or the disposition thereof.

Results of Operations for the three-month periods ended February 29, 2008 and 2007

During the three-month period ended February 29, 2008 there was a total of $49,995 incurred in acquisition costs for a 90% interest in a potash property in Utah.

The Company incurred other operating costs totalling $32,570 (2007 - $104,259) during the three-month period for a net loss of $29,676, as compared to $154,290 for the same nine-month period of 2007. In the current period, legal and accounting fees of $2,190 were incurred, while $17,677 was recorded for the same period of 2007. Office expenses were $7,832 for the current three-month period as compared to $9,600 for 2007. Filing fees of $14,371 were incurred for the current three-month period while $27,638 was recorded for the same three-month period of 2007. The lower loss of 2008 was primarily attributable to the completion and filing of the Company's prospectus.

Results of Operations for the nine-month periods ended February 29, 2008 and 2007

During the first nine months of 2008, there was a total of $49,995 incurred in acquisition costs for a 90% interest in a potash property in Utah, and $9,995 (2007 - $106,860) for exploration expenditures on the Hornby Basin Property. The majority of these costs were incurred for camp supplies and consulting work.

The Company incurred other operating costs totalling $104,259 (2007 - $166,297) during the nine-month period for a net loss of $97,833, as compared to $163,684 for 2007. In the current period, legal and accounting fees of $25,983 were incurred while $18,754 was recorded for the same period of 2007. Office expenses were $28,880 for the current nine-month period as compared to $9,714 for 2007. Shareholder relation expenses and travel costs were incurred during the current nine-month period while no like expenses were incurred for the same nine-month period of 2007. The higher loss of 2007 was primarily attributable to the completion and filing of the Company's prospectus.

Liquidity and Capital Resources

As at February 29, 2009, the Company had net working capital of $550,857 compared to $94,088 as at May 31, 2007. The Company has no long term liabilities. Current liabilities consist of accounts payable of $8,489.

The Company has financed its operations primarily through the proceeds of the sale of its Shares. The Company incurred a total of $84,995 (including the deemed price of shares issued to the Vendors) for mineral property acquisition costs and $112,554 for exploration expenditures on the Property.

To date, the Company has relied entirely upon the sale of Shares to generate working capital for exploration activities and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon the sale of Shares to raise capital. There can be no assurance that financing will be available to the Company when required.

At present, there are no known demands, commitments, events or uncertainties that would aversely affect the trends and expected fluctuations in the Company's liquidity. The has adequate funds to meet its business objectives and projected working capital and other cash requirements for at least 12 months following completion of the Offering. However, there can be no assurance that these funds will be sufficient and the Company may have to evaluate additional means of financing, including additional debt or equity financings. See "Risk Factors". The Company does not have a dividend policy as yet.

PROPERTIES / CLAIMS and EXPLORATION PROGRAMS

Hornby Basin Property

By option agreement dated July 1, 2006, the Company has an exclusive option to acquire up to an undivided 100% right, title and interest in four mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property.

Consideration for the option is as follows:

	Option payments		Work commitme nts		Common shares	
On execution of the agreement	$ 25,000	(paid)	$ -		100,000	(issued)
On or before August 30, 2006	-		100,000	(spent)		
On or before July 1, 2007	25,000		-		200,000	
On or before August 30, 2007	-		200,000		-	
On or before July 1, 2008	25,000		-		200,000	
On or before August 30, 2008	-		200,000		-	
On or before July 1, 2009	25,000		-		500,000	
On or before August 30, 2009	-		250,000		-	
	$ 100,000		$ 750,000		1,000,000	

The Property is subject to a 2% Net Smelter Return royalty which Ringbolt can buy down to 1% at a cost of $1,000,000.

Potash Project

The Company signed a Letter of Agreement to purchase a 90% interest in a Private Utah Company which has 23 prospecting permits, approximately 49,000 acres and one exploration permit consisting of 37,000 acres. The Company paid $49,995 as an initial payment for costs incurred by the private Utah Company.

Statement of Mining and Exploration Expenditures

	February 29, 2008	From date of incorporation on June 13, 2006 to May 31, 2007
Acquisition Costs		
Hornby Basin	$ 84,995	$ 35,000
Deferred exploration and development expenditures		
Camp supplies	5,695	
Geophysics	87,402	64,118
Consulting	19,457	-
	112,554	64,118
	$ 177,549	$ 99,118

Selected Annual Financial Information:

For the year ended:		From date of incorporation on June 13, 2006 to May 31, 2007
Total revenues	$	-
Loss before extraordinary items:		
Total for the year		393,105
Per-share (basic and diluted)		(0.08)
Net loss:		
Total for the year		393,105
Per-share (basic and diluted)		(0.08)
Working capital (deficiency)		94,088
Total assets		339,497
Resource property costs		137,559
Total long-term financial liabilities		-
Cash dividends declared per common share		-

Selected Quarterly Financial Information:

	4th Quarter Ended May 31, 2008	3rd Quarter Ended February 28, 2008	2nd Quarter Ended Nov 30, 2007	1st Quarter Ended August 31, 2007
(a) Revenue	-	Nil	Nil	Nil
(b) Loss for period	-	29,676	34,267	33,891
(c) Loss per share	-	0.003	0.004	0.007
	4th Quarter Ended May 31, 2007	**3rd Quarter Ended February 28, 2007**	**2nd Quarter Ended Nov 30, 2006**	**1st Quarter Ended August 31, 2006**
(d) Revenue	Nil	Nil	Nil	Nil
(e) Loss for period	223,220	47,005	121,771	1,109
(f) Loss per share	0.04	0.009	0.02	-

Share Capital

a) Authorized

100,000,000 common shares without par value

b) Issued

	From date of Incorporation to February 29, 2008		
	Shares	**Amount**	**Contributed Surplus**
Balance, beginning of period	-	$ -	$ -
Issued for cash			
Escrow shares	4,943,750	134,375	-
Private placements	3,731,250	750,375	-
Exercise of warrants	5,000	1,250	
Exercise of options	514,000	128,500	
Issued for property	100,000	10,000	
Agents commission	14,473	3,618	
Share issue costs		(86,227)	-
Stock-based compensation	-	-	336,698
Balance, end of period	**9,308,473**	**$ 941,891**	**$ 336,698**

The company's prospectus was receipted by the British Columbia Securities Commission and became a reporting issuer on October 2, 2007 offering 2,000,000 common shares at $0.25 per share as an initial public offering ("IPO"). Pursuant to an Agency Agreement with Wolverton Securities Ltd. (the "Agent"), the Agent will receive a commission of 8% of the gross proceeds of the offering and be paid a corporate finance fee of $25,000 ($7,500 paid) plus GST, and expenses. The Agent will be granted a warrant to acquire 200,000 common shares at $0.25 per share for a period of twelve months from the date that the company's shares are listed on the TSX Venture Exchange. The IPO is subject to regulatory approval.

c) Escrow shares

Currently, 4,943,750 shares are held in escrow

Stock Options

A summary of the Company's outstanding options at February 29, 2008 and the change during the period is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, beginning of the period		$ -
Granted	658,499	0.25
Exercise of options	514,000	
Balance, end of period	**144,499**	**$ 0.25**

As at February 29, 2008 the following incentive stock options are outstanding, and will be vested on the Listing Date (as defined):

	Number of Options	Exercise Price	Expiry Date
	144,499	$0.25	2 years after listing
Total	**144,499**		

Related Party Transactions

The Company incurred the following amounts charged by officers and private companies that have directors in common with the Company:

	Nine-months ended February 29, 2008	2007
Directors' fees	$ 10,000	$ 4,000
Office expenses	$ 28,880	$ 9,714

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that relevant and accurate information needed to comply with the Company's continuous disclosure obligations is accumulated and summarized to allow timely decisions regarding disclosure and to ensure that the risk of a material error or fraud is minimal.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of February 29, 2007. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of February 29, 2007, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company required to be included in reports that the Company files.

Subsequent Events

On February 29, 2008, the Company announced that it has agreed to a non-brokered private placement of two (2) million units at a price of $0.50 per unit. Each unit will consist of one common share and one-half share purchase warrant. Each warrant is exercisable to purchase a share at a price of $0.75 per share for a period of one year from closing. A finders fee is payable in accordance with TSX Venture Exchange guidelines.

The Company would also like to announce it has set 750,000 incentive stock options. The options will entitle the holder to purchase shares from treasury for a price of $0.50 for a period of two years.


RECEIVED

RINGBOLT VENTURES LTD.

Financial Statements
(Unaudited and Prepared by Management)

February 29, 2008

These unaudited financial statements have not been reviewed by the Company's independent auditor.

RINGBOLT VENTURES LTD.
BALANCE SHEETS
AS AT FEBRUARY 29, 2008 AND MAY 31, 2007

Assets	February 29, 2008	From Date Of Incorporation On June 13, 2006 To May 31, 2007
Current		
Cash	$ 417,055	$ 134,792
GST receivable	13,372	7,531
Receivable and prepaid	128,919	419
	559,346	142,742
Mineral properties acquisition costs	84,995	35,000
Deferred exploration expenditures	112,554	102,559
Deferred filing fees	39,246	39,246
Deferred share issuance costs	-	19,950
	$ 796,141	339,497
Liabilities		
Current		
Accounts payable	$ 8,489	48,654
Shareholders' Equity		
Share capital	941,891	347,250
Contributed surplus	336,698	336,698
Deficit	(490,937)	(393,105
	787,652	290,843
	$ 796,141	339,497

Approved by the Directors:

"Jason Walsh" Director

"Derrick Strickland" Director

RINGBOLT VENTURES LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE- & NINE-MONTH PERIODS ENDED FEBRUARY 29, 2008 AND 2007

For the	Three Months Ended February 29,		Nine Months Ended February 29,	
	2008	2007	**2008**	2007
Administrative expenses				
Bank charges and interest	**255**	163	**443**	705
Consulting	-	-	**1,100**	3,000
Directors fees	**3,000**	1,000	**10,000**	4,000
Filing fees	**14,371**	27,638	**15,480**	29,758
Legal & accounting	**2,190**	17,677	**25,983**	18,754
Management fees	-	3,000	-	3,000
Office expenses	**7,832**	9,600	**28,880**	9,714
Shareholder relations	**115**	-	**9,937**	-
Stock based compensation	-	97,000	-	97,000
Transfer agent fees	**1,300**	366	**4,411**	366
Travel	**3,507**	-	**8,025**	-
Loss before other items	**(32,570)**	(156,444)	**(104,259)**	(166,297)
Other items				
Interest income	**2,894**	1,525	**6,426**	2,613
Loss for the period	**(29,676)**	(154,920)	**(97,833)**	(163,684)
Deficit, beginning of period	**(461,261)**	(8,764)	**(393,104)**	-
Deficit, end of period	**$ (490,937)**	$ (163,684)	**$(490,937)**	$ (163,684)
Loss per share	**$ (0.003)**	(0.03)	**(0.01)**	(0.03)
Weighted average number of shares outstanding	**8,794,473**	5,147,106	**8,794,473**	5,147,106

RINGBOLT VENTURES LTD.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE- AND NINE-MONTH PERIODS ENDED FEBRUARY 29, 2008 AND 2007

For the	Three Months Ended February 29,		Nine Months Ended February 29,	
	2008	2007	**2008**	2007
Cash provided by (used for)				
Operating activities				
Loss for the period	**$(29,676)**	$(154,920)	**$(97,833)**	$(163,684)
Add item not affecting cash:				
Stock based compensation	**-**	97,000	**-**	97,000
Net change in non-cash working capital	**(129,794)**	11,594	**(154,556)**	5,798
	(159,470)	(46,326)	**(252,389)**	(60,886)
Financing activities				
Issuance of shares for cash	**128,500**	10,000	**594,641**	70,000
Subscriptions received	**-**	-	**-**	297,250
Share issuance costs	**-**	-	**-**	(19,950)
	128,500	10,000	**594,641**	347,300
Investing activity				
Acquisition of resource properties	**(49,995)**	(10,000)	**(49,995)**	(35,000)
Deferred exploration expenditures	**-**	(10,085)	**(9,995)**	(106,860)
	(49,995)	(20,085)	**(59,990)**	(141,860)
Net increase (decrease) in cash	**(80,965)**	(56,411)	**282,262**	144,554
Cash, beginning of period	**498,020**	200,965	**134,792**	-
Cash, end of period	**$ 417,055**	$ 144,554	**$ 417,055**	$144,554

RINGBOLT VENTURES LTD.
STATEMENT OF PROPERTY ACQUISITION COSTS AND DEFERRED EXPLORATION
FOR THE PERIODS ENDED FEBRUARY 29, 2008 AND MAY 31, 2007

	February 29, 2008	From date of incorporation on June 13, 2006 to May 31, 2007
Acquisition Costs		
Hornby Basin	$ 35,000	$ 35,000
Utah – Paradox Basin	49,995	-
Deferred exploration and development expenditures		
Camp supplies	5,695	
Geophysics	87,402	64,118
Consulting	19,457	-
	112,554	64,118
	$ 197,549	$ 99,118

1. Nature of Operations

The Company was incorporated under the Company Act of British Columbia on June 13, 2006 and its principal activity is the exploration of mineral properties.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant Accounting Policies

a) Mineral properties and related deferred exploration expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company's ability to sell the property for an amount exceeding the deferred cost, a provision is made for the impairment in value. Recorded costs of mineral properties and deferred exploration expenditures are not intended to reflect present or future values of resource properties.

b) Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

2. Significant Accounting Policies (continued)

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

c) Loss per share

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of shares outstanding during the period. Existing stock options have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same. Escrow shares which are contingently returnable are excluded from the weighted average number of shares.

d) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

e) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Stock-based compensation plan

The Company accounts for its stock-based compensation using the fair value method, determined using the Black-Scholes option pricing model. Compensation expense is recorded in the statement of operations over the vesting period.

h) Share issue costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued. Deferred financing costs consist primarily of corporate finance fees, legal fees and sponsorship fees.

2. Significant Accounting Policies (continued)

i) Measurement uncertainty

The amounts recorded for cost of the mineral property, and any provision for a future asset retirement obligation are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

j) Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the benefit of losses available to be carried forward for tax purposes. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3. Mineral Properties

a) Hornby Basin Property

By option agreement dated July 1, 2006, the Company has an exclusive option to acquire up to an undivided 100% right, title and interest in four mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property.

Consideration for the option is as follows:

	Option payments		Work commitmen ts		Common shares	
On execution of the agreement	$ 25,000	(paid)	$ -		100,000	(issued)
On or before August 30, 2006	-		100,000	(spent)		
On or before July 1, 2007	25,000		-		200,000	
On or before August 30, 2007	-		200,000		-	
On or before July 1, 2008	25,000		-		200,000	
On or before August 30, 2008	-		200,000		-	
On or before July 1, 2009	25,000		-		500,000	
On or before August 30, 2009	-		250,000		-	
	$ 100,000		$ 750,000		1,000,000	

The Property is subject to a 2% Net Smelter Return royalty which Ringbolt can buy down to 1% at a cost of $1,000,000.

3. **Mineral Properties** (Cont.)

Potash Project

The Company signed a Letter of Agreement to purchase a 90% interest in a Private Utah Company which has 23 prospecting permits, approximately 49,000 acres and one exploration permit consisting of 37,000 acres. The Company paid $49,995 as an initial payment for costs incurred by the private Utah Company.

4. **Share Capital**

a) **Authorized**

100,000,000 common shares without par value

b) **Issued**

	From date of Incorporation to February 29, 2008		
	Shares	**Amount**	**Contributed Surplus**
Balance, beginning of period	-	$ -	$ -
Issued for cash			
Escrow shares	4,943,750	134,375	-
Private placements	3,731,250	750,375	-
Exercise of warrants	5,000	1,250	
Exercise of options	514,000	128,500	
Issued for property	100,000	10,000	
Agents commission	14,473	3,618	
Share issue costs		(86,227)	-
Stock-based compensation	-	-	336,698
Balance, end of period	**9,308,473**	**$ 941,891**	**$ 336,698**

During the period ended May 31, 2007, the Company issued the following shares:

i) issued 6,000,000 common shares at a price of $0.01 per share and 943,750 common shares at a price of $0.10 per share for total proceeds of $134,375. The 6,000,000 common shares were cancelled effective May 31, 2007 and 4,000,000 common shares were issued at $0.01. These common shares are held in escrow and will be released pro-rata to the shareholders with 10% of the escrow securities being released upon the date the common shares are listed for trading on the TSX Venture Exchange, 1/6 of remainder being released after 6 months, 1/5 of remainder being released after 12 months, 1/4 of remainder being released after 18 months, 1/3 of remainder being released after 24 months, ½ of remainder being released after 30 months and the remaining being released after 36 months from listing.

The fair value of the 4,000,000 escrow shares issued to the founders of the Company at $0.01 was determined to be $355,698, by calculating the estimated present value discounted over the escrow release period at a risk-free interest rate of 4.65%. As a result, $315,698, being the difference between the fair value and the cash received, has been recorded as stock-based compensation and credited to contributed surplus in the period.

4. **Share Capital** (cont.)

ii) issued 487,500 common shares at a price of $0.20 per share for total proceeds of $97,500. These common shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iii) issued 1,053,750 common shares at a price of $0.10 per share for total proceeds of $105,375. These shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iv) issued 100,000 common shares valued at $0.10 per share under the property option agreement (note 3).

v) The Company's prospectus was receipted by the British Columbia Securities Commission and became a reporting issuer on October 2, 2007 offering 2,000,000 common shares at $0.25 per share as an initial public offering ("IPO"). Pursuant to an Agency Agreement with Wolverton Securities Ltd. (the "Agent"), the Agent will receive a commission of 8% of the gross proceeds of the offering and be paid a corporate finance fee of $25,000 ($7,500 paid) plus GST, and expenses. The Agent will be granted a warrant to acquire 200,000 common shares at $0.25 per share for a period of twelve months from the date that the company's shares are listed on the TSX Venture Exchange. .

c) Escrow shares

Currently, 4,943,750 shares are held in escrow.

d) Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years per plan.

A summary of the Company's outstanding options at February 29, 2008 and the change during the period is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, beginning of the period	-	$ -
Granted	658,499	$0.25
Exercised	(514,000)	$0.25
Balance, end of period	**144,499**	**$0.25**

As at February 29, 2008 the following incentive stock options are outstanding, and will be vested on the Listing Date (as defined):

Number of Options	Exercise Price	Expiry Date

	144,499	$0.25	2 years after listing
Total	**144,499**		

d) Stock options (cont.)

During the period ended November 30, 2007, the Company committed to grant 658,499 stock options. The fair value of stock options granted is estimated using the following assumptions:

Risk-free interest rate	4.57%
Expected life	2 years
Annual volatility	100%
Dividend rate	0.00%

Using the above assumptions, the fair value of the options granted is $0.03 per option.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

5. Related Party Transactions

The following amounts were paid or accrued to directors or companies controlled by directors or officers of the Company for services provided for the six-month period ended November 30, 2007. These amounts have been recorded at the exchange amount being the compensation agreed to by both parties:

	2008	2007
Directors' fees	$10,000	$4,000
Office and administration fees	$28,880	$9,714

Amounts due to or from related parties are unsecured, do not bear interest and are classified as a current asset or liability due to their nature and expected time of repayment, accordingly the fair value cannot be practicably determined.

7. Supplemental cash flow information

The following non-cash transaction was recorded during the period for investing activities:

Mineral property acquisition by issuance of shares	$10,000

8. Subsequent event

On February 29, 2008, the Company announced that it has agreed to a non-brokered private placement of two (2) million units at a price of $0.50 per unit. Each unit will consist of one common share and one-half share purchase warrant. Each warrant is exercisable to purchase a share at a price of $0.75 per share for a period of one year from closing. A finders fee is payable in accordance with TSX Venture Exchange guidelines.

The Company would also like to announce it has set 750,000 incentive stock options. The options will entitle the holder to purchase shares from treasury for a price of $0.50 for a period of two years.

RINGBOLT VENTURES LTD.
609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RECEIVED
2008 SEP 30 A 8:34

RBV-TSX.V

30Z FTW

News Release

Ringbolt Welcomes Mr. Stuart Havenstrite to the Team

April 29, 2008

Ringbolt Ventures Ltd is pleased to welcome Mr. Stuart Havenstrite to its technical advisory board. Mr. Havenstrite has a B.S degree in Mining and Petroleum geology and is a member of the American Institute of Professional Geologists. He has over 50 years of mining experience and has managed operating mines as well as managed many exploration projects in the USA, Canada, Mexico and the Caribbean. During his career, he spent 15 years with Phillips Petroleum which operated in the Moab area.

Mr. Havenstrite, who is based in the Moab Utah area, is currently organizing all of the technical information on the Company's Moab Potash property and will be an integral part of the exploration team.

RINGBOLT VENTURES LTD.
On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

RINGBOLT VENTURES LTD.
609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RECEIVED
2008 SEP 30 A 8:34

RBV-TSX.V

30Z FTW

News Release

Ringbolt to Acquire 86,000 Acre Potash Project

March 19, 2008

Ringbolt Ventures Ltd is pleased to announce that it has signed a letter of agreement to purchase a 90% interest in a Private Utah Company which has 23 prospecting permits, approx 49,000 acres and one exploration permit consisting of 37,000 acres. Ringbolt will pay $10,000 cash and reimburse all land acquisition costs.

The leases are within the Paradox Basin which is a major Potash mining district.
The company is pleased with the geological location of the leases on an ancient saltwater inlet and with the nature of the Potash deposits.

Potash is a general term covering several types of potassium salts, of which the most important is potassium chloride, the mineral sylvite. Potash is a nutrient essential for plant growth, and is a cornerstone of modern agricultural fertilizers. Roughly 95 per cent of world potash production goes into fertilizer, while the other five per cent is used in commercial and industrial products - everything from soap to television tubes. Currently the United States imports more than half of the Potash that it consumes

The technical information in this news release was reviewed by, Derrick Strickland, P. Geo. A Qualified Person under NI 43-101

RINGBOLT VENTURES LTD.
On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.

RINGBOLT VENTURES LTD.

609-475 Howe Street
Vancouver, BC. V6C 2B3
Phone: (604) 682-1643 Fax: (604) 682-1666

RBV- TSX.V 3OZ -FWB

News Release

Non-broker Private Placement

February 29, 2008

Ringbolt Ventures Ltd is pleased to announce that it has agreed to a non-brokered private placement of 2 million units at a price of 50 cents per unit. Each unit will consist of one common share and one half share purchase warrant. Each warrant is exercisable to purchase a share at a price of 75 cents per share for a period of one year from closing. A finders fee is payable in accordance with TSX-Venture Exchange guidelines.

This Private Placement is subject to approval by the TSX-Venture Exchange

The company would also like to announce it has set 750.000 incentive stock options. The options will entitle the holder to purchase shares from treasury for a price of 50 cents for a period of two years.

These options will be subject to approval by the TSX- Venture Exchange.

.RINGBOLT VENTURES LTD.

On behalf of the Board of Directors

Per: Jason Walsh
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this News Release.



RINGBOLT VENTURES LTD.

Financial Statements
(Unaudited and Prepared by Management)

November 30, 2007

These unaudited financial statements have not been reviewed by the Company's independent auditor.

RINGBOLT VENTURES LTD.
BALANCE SHEETS
AS AT NOVEMBER 30, 2007 AND MAY 31, 2007

Assets	November 30, 2007	From Date Of Incorporation On June 13, 2006 To May 31, 2007
Current		
Cash	$ 498,020	$ 134,792
GST receivable	12,580	7,531
Accounts receivable and Prepaids	419	419
	511,018	142,742
Mineral properties acquisition costs	35,000	35,000
Deferred exploration expenditures	112,554	102,559
Deferred filing fees	39,246	39,246
Deferred share issuance costs	-	19,950
	$ 697,818	339,497
Liabilities		
Current		
Accounts payable	$ 8,991	48,654
Shareholders' Equity		
Share capital	813,391	347,250
Contributed surplus	336,698	336,698
Deficit	(461,262)	(393,105
	688,827	290,843
	$ 697,818	339,497

Approved by the Directors:

"Jason Walsh" Director

"" Director

RINGBOLT VENTURES LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE- & SIX-MONTH PERIODS ENDED NOVEMBER 30, 2007 AND 2006

For the	Three Months Ended November 30, 2007	Three Months Ended November 30, 2006	Six Months Ended November 30, 2007	Six Months Ended November 30, 2006
Administrative expenses				
Bank charges and interest	**81**	69	**187**	557
Consulting	**1,100**	3,000	**1,100**	3,000
Directors fees	**4,000**	3,000	**7,000**	4,000
Filing fees	**1,109**	2,120	**1,109**	2,120
Legal & accounting	**2,835**	7,500	**23,793**	8,578
Office expenses	**10,509**	9,713	**21,050**	112
Shareholder relations	**9,822**	-	**9,822**	-
Stock based compensation	**-**	-	**-**	15,300
Transfer agent fees	**2,962**	-	**3,111**	-
Travel	**4,517**	-	**4,517**	-
Loss before other items	**(36,935)**	(25,402)	**(71,689)**	(33,667)
Other items				
Interest income	**2,668**	631	**3,532**	1,088
Loss for the period	**(34,267)**	(24,771)	**(68,157)**	(32,579)
Deficit, beginning of period	**(426,995)**	(7,808)	**(393,105)**	-
Deficit, end of period	**$ (461,262)**	$ (32,579)	**$(461,262)**	$ (32,579)
Loss per share	**$ (0.004)**	-	**(0.008)**	-
Weighted average number of shares outstanding	**8,794,473**	-	**8,794,473**	-

RINGBOLT VENTURES LTD.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE- AND SIX-MONTH PERIODS ENDED NOVEMBER 30, 2007 AND 2006

For the	Three Months Ended November 30,		Six Months Ended November 30,	
	2007	2006	2007	2006
Cash provided by (used for)				
Operating activities				
Loss for the period	$(34,267)	$(24,771)	$(68,157)	$(32,579)
Add item not affecting cash:				
Stock based compensation	-	-	-	15,300
Net change in non-cash working capital	(29,484)	8,621	(24,762)	7,396
	(63,751)	(16,150)	(92,919)	(9,883)
Financing activities				
Issuance of shares for cash	466,141	109,750	466,141	337,250
Subscriptions received	-	-	-	-
Issuance of shares for property	-	10,000	-	10,000
	466,141	129,750	466,141	347,250
Investing activity				
Acquisition of resource properties	-	(10,000)	-	(35,000)
Deferred exploration expenditures	(9,994)	(27,284)	(9,994)	(101,402)
	(9,994)	(37,284)	(9,994)	(136,402)
Net increase (decrease) in cash	392,396	76,316	363,228	200,965
Cash, beginning of period	105,624	124,649	134,792	-
Cash, end of period	$ 498,020	$ 200,965	$ 498,020	$200,965

RINGBOLT VENTURES LTD.
STATEMENT OF PROPERTY ACQUISITION COSTS AND DEFERRED EXPLORATION
FOR THE PERIODS ENDED NOVEMBER 30, 2007 AND MAY 31, 2007

	November 30, 2007	From date of incorporation on June 13, 2006 to May 31, 2007
Acquisition Costs		
Hornby Basin	$ 35,000	$ 35,000
Deferred exploration and development expenditures		
Camp supplies	5,695	
Geophysics	87,402	64,118
Consulting	19,457	-
	112,554	64,118
	$ 147,554	$ 99,118

1. Nature of Operations

The Company was incorporated under the Company Act of British Columbia on June 13, 2006 and its principal activity is the exploration of mineral properties.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant Accounting Policies

a) Mineral properties and related deferred exploration expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company's ability to sell the property for an amount exceeding the deferred cost, a provision is made for the impairment in value. Recorded costs of mineral properties and deferred exploration expenditures are not intended to reflect present or future values of resource properties.

b) Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

2. Significant Accounting Policies (continued)

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

c) Loss per share

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of shares outstanding during the period. Existing stock options have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same. Escrow shares which are contingently returnable are excluded from the weighted average number of shares.

d) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

e) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Stock-based compensation plan

The Company accounts for its stock-based compensation using the fair value method, determined using the Black-Scholes option pricing model. Compensation expense is recorded in the statement of operations over the vesting period.

h) Share issue costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued. Deferred financing costs consist primarily of corporate finance fees, legal fees and sponsorship fees.

2. Significant Accounting Policies (continued)

i) Measurement uncertainty

The amounts recorded for cost of the mineral property, and any provision for a future asset retirement obligation are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

j) Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the benefit of losses available to be carried forward for tax purposes. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3. Mineral Properties

a) Hornby Basin Property

By option agreement dated July 1, 2006, the Company has an exclusive option to acquire up to an undivided 100% right, title and interest in four mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property.

Consideration for the option is as follows:

	Option payments		Work commitments		Common shares	
On execution of the agreement	$ 25,000	(paid)	$ -		100,000	(issued)
On or before August 30, 2006	-		100,000	(spent)		
On or before July 1, 2007	25,000		-		200,000	
On or before August 30, 2007	-		200,000		-	
On or before July 1, 2008	25,000		-		200,000	
On or before August 30, 2008	-		200,000		-	
On or before July 1, 2009	25,000		-		500,000	
On or before August 30, 2009	-		250,000		-	
	$ 100,000		$ 750,000		1,000,000	

The Property is subject to a 2% Net Smelter Return royalty which Ringbolt can buy down to 1% at a cost of $1,000,000.

4. Share Capital

a) Authorized

100,000,000 common shares without par value

b) Issued

	From date of Incorporation to November 30, 2007		
	Shares	**Amount**	**Contributed Surplus**
Balance, beginning of period	-	$ -	$ -
Issued for cash			
Escrow shares	4,943,750	134,375	-
Private placements	3,731,250	750,375	-
Exercise of warrants	5,000	1,250	
Issued for property	100,000	10,000	
Agents commission	14,473	3,618	
Share issue costs		(86,227)	-
Stock-based compensation	-	-	336,698
Balance, end of period	**8,794,473**	**$ 813,391**	**$ 336,698**

During the period ended May 31, 2007, the Company issued the following shares:

i) issued 6,000,000 common shares at a price of $0.01 per share and 943,750 common shares at a price of $0.10 per share for total proceeds of $134,375. The 6,000,000 common shares were cancelled effective May 31, 2007 and 4,000,000 common shares were issued at $0.01. These common shares are held in escrow and will be released pro-rata to the shareholders with 10% of the escrow securities being released upon the date the common shares are listed for trading on the TSX Venture Exchange, 1/6 of remainder being released after 6 months, 1/5 of remainder being released after 12 months, 1/4 of remainder being released after 18 months, 1/3 of remainder being released after 24 months, ½ of remainder being released after 30 months and the remaining being released after 36 months from listing.

The fair value of the 4,000,000 escrow shares issued to the founders of the Company at $0.01 was determined to be $355,698, by calculating the estimated present value discounted over the escrow release period at a risk-free interest rate of 4.65%. As a result, $315,698, being the difference between the fair value and the cash received, has been recorded as stock-based compensation and credited to contributed surplus in the period.

ii) issued 487,500 common shares at a price of $0.20 per share for total proceeds of $97,500. These common shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iii) issued 1,053,750 common shares at a price of $0.10 per share for total proceeds of $105,375. These shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

4. **Share Capital** (continued)

iv) issued 100,000 common shares valued at $0.10 per share under the property option agreement (note 3).

c) **Escrow shares**

Currently, 4,943,750 shares are held in escrow.

d) **Stock options**

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years per plan.

A summary of the Company's outstanding options at November 30, 2007 and the change during the period is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, beginning of the period	-	$ -
Granted	658,499	0.25
Balance, end of period	**658,499**	**$ 0.25**

As at November 30, 2007 the following incentive stock options are outstanding, and will be vested on the Listing Date (as defined):

	Number of Options	Exercise Price	Expiry Date
	658,499	$0.25	2 years after listing
Total	**658,499**		

During the period ended November 30, 2007, the Company committed to grant 658,499 stock options. The fair value of stock options granted is estimated using the following assumptions:

Risk-free interest rate	4.57%
Expected life	2 years
Annual volatility	100%
Dividend rate	0.00%

Using the above assumptions, the fair value of the options granted is $0.03 per option.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

5. Related Party Transactions

The following amounts were paid or accrued to directors or companies controlled by directors or officers of the Company for services provided for the six-month period ended November 30, 2007. These amounts have been recorded at the exchange amount being the compensation agreed to by both parties:

	2007	2006
Directors' fees	$7,000	4,000
Office and administration fees	21,050	112

Included in accounts payable is $4,551 (2006 – Nil) due to directors or companies controlled by directors of the Company.

Amounts due to or from related parties are unsecured, do not bear interest and are classified as a current asset or liability due to their nature and expected time of repayment, accordingly the fair value cannot be practicably determined.

6. Income Taxes

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

Period from incorporation June 13, 2006 to May 31,	2007
Net income (loss) for the period	$(393,105)
Statutory Canadian corporate tax rate	34.12%
Anticipated tax expense (recovery)	(134,127)
Effect of tax rate change	1,837
Items not deductible for tax purposes	115,043
Change in future income tax valuation allowance	17,247
Actual income tax provision	$ -

The significant components of the Company's future tax assets are as follows:

May 31,	2007
Mineral property interests	$ -
Non-capital loss carry forwards	18,251
Cumulative eligible capital	233
Deferred share issue costs	(1,237)
Valuation allowance	(17,247)
Future income taxes	$ -

The Company has Canadian non-capital loss carry-forwards of $58,875 that may be available for tax purposes. The losses will expire in 2027.

Subject to certain restrictions, the Company also has resource expenditures of approximately $3,722 available to reduce taxable income in future years.

7. Supplemental cash flow information

The following non-cash transaction was recorded during the period for investing activities:

Mineral property acquisition by issuance of shares	$10,000

8. Subsequent event

The company's prospectus was receipted by the British Columbia Securities Commission and became a reporting issuer on October 2, 2007 offering 2,000,000 common shares at $0.25 per share as an initial public offering ("IPO"). Pursuant to an Agency Agreement with Wolverton Securities Ltd. (the "Agent"), the Agent will receive a commission of 8% of the gross proceeds of the offering and be paid a corporate finance fee of $25,000 ($7,500 paid) plus GST, and expenses. The Agent will be granted a warrant to acquire 200,000 common shares at $0.25 per share for a period of twelve months from the date that the company's shares are listed on the TSX Venture Exchange. The IPO is subject to regulatory approval.

RECEIVED
2008 SEP 30 A 8:31

(Dated January 29, 2007)

DESCRIPTION OF BUSINESS

The Company was incorporated under the Company Act of British Columbia on June 13, 2006 and its principal activity is the exploration of mineral properties.

The Company holds a resource property interest in the Northwest Territories, Canada, and has not yet determined whether this property contains ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties, including related deferred exploration costs, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy expenditure requirements under property acquisition and joint venture agreements to complete their development, and future profitable production or the disposition thereof.

Results of Operations for the three-month periods ended November 30, 2007 and 2006

During the second quarter of 2007, there was a total of $Nil (2006 - $10,000) incurred for acquisition and $9,994 (2006 – 27,284) for exploration expenditures on the Hornby Basin Property. The majority of these costs were incurred for camp supplies and consulting work.

The Company incurred other operating costs totalling $36,935 (2006 - $25,402) during the three-month period for a net loss of $34,267, as compared to $24,771 for the same six-month period of 2006. In the current period, legal and accounting fees of $2,835 were incurred, while $7,500 was recorded for the same period of 2006. Office expenses were $10,509 for the current three-month period as compared to $9,713 for 2006. Shareholder relation expenses, transfer agent fees, and travel costs were incurred during the current three-month period while no like expenses were incurred for the same three-month period of 2006 The higher loss of 2007 was primarily attributable to the costs associated with the preparation and filing of the Company's prospectus.

Results of Operations for the six-month periods ended November 30, 2007 and 2006

During the first six months of 2007, there was a total of $Nil (2006 - $35,000) incurred for acquisition and $9,994 (2006 - $101,402) for exploration expenditures on the Hornby Basin Property. The majority of these costs were incurred for camp supplies and consulting work.

The Company incurred other operating costs totalling $71,689 (2006 - $33,667) during the six-month period for a net loss of $68,157, as compared to $32,579 for 2006. In the current period, legal and accounting fees of $23,793 were incurred, while only $8,578 was recorded for the same period of 2006. Office expenses were $21,050 for the current six-month period as compared to $112 for 2006. Shareholder relation expenses, transfer agent fees, and travel costs were incurred during the current six-month period while no like expenses were incurred for the same six-month period of 2006 The higher loss of 2007 was primarily attributable to the costs associated with the preparation and filing of the Company's prospectus.

Liquidity and Capital Resources

As at November 30, 2007, the Company had net working capital of $502,027 compared to $94,088 as at May 31, 2007. The Company has no long term liabilities. Current liabilities consist of accounts payable of $8,991.

The Company has financed its operations primarily through the proceeds of the sale of its Shares. The Company incurred a total of $35,000 (including the deemed price of shares issued to the Vendors) for mineral property acquisition costs and $112,554 for exploration expenditures on the Property.

To date, the Company has relied entirely upon the sale of Shares to generate working capital for exploration activities and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon the sale of Shares to raise capital. There can be no assurance that financing will be available to the Company when required.

At present, there are no known demands, commitments, events or uncertainties that would aversely affect the trends and expected fluctuations in the Company's liquidity. The has adequate funds to meet its business objectives and projected working capital and other cash requirements for at least 12 months following completion of the Offering. However, there can be no assurance that these funds will be sufficient and the Company may have to evaluate additional means of financing, including additional debt or equity financings. See "Risk Factors". The Company does not have a dividend policy as yet.

PROPERTIES / CLAIMS and EXPLORATION PROGRAMS

Hornby Basin Property

By option agreement dated July 1, 2006, the Company has an exclusive option to acquire up to an undivided 100% right, title and interest in four mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property.

Consideration for the option is as follows:

	Option payments		Work commitme nts		Common shares	
On execution of the agreement	$ 25,000	(paid)	$ -		100,000	(issued)
On or before August 30, 2006	-		100,000	(spent)		
On or before July 1, 2007	25,000		-		200,000	
On or before August 30, 2007	-		200,000		-	
On or before July 1, 2008	25,000		-		200,000	
On or before August 30, 2008	-		200,000		-	
On or before July 1, 2009	25,000		-		500,000	
On or before August 30, 2009	-		250,000		-	
	$ 100,000		$ 750,000		1,000,000	

The Property is subject to a 2% Net Smelter Return royalty which Ringbolt can buy down to 1% at a cost of $1,000,000.

Statement of Mining and Exploration Expenditures

	November 30, 2007	From date of incorporation on June 13, 2006 to May 31, 2007
Acquisition Costs		
Hornby Basin	$ 35,000	$ 35,000
Deferred exploration and development expenditures		
Camp supplies	5,695	
Geophysics	87,402	64,118
Consulting	19,457	-
	112,554	64,118
	$ 147,554	$ 99,118

Selected Annual Financial Information:

For the year ended:		From date of incorporation on June 13, 2006 to May 31, 2007
Total revenues	$	-
Loss before extraordinary items:		
Total for the year		393,105
Per-share (basic and diluted)		(0.08)
Net loss:		
Total for the year		393,105
Per-share (basic and diluted)		(0.08)
Working capital (deficiency)		94,088
Total assets		339,497
Resource property costs		137,559
Total long-term financial liabilities		-
Cash dividends declared per common share		-

Selected Quarterly Financial Information:

	4th Quarter Ended May 31, 2008	3rd Quarter Ended February 28, 2008	2nd Quarter Ended Nov 30, 2007	1st Quarter Ended August 31, 2007
(a) Revenue	-	-	-	Nil
(b) Loss for period	-	-	-	33,891
(c) Loss per share	-	-	-	0.007
	4th Quarter Ended May 31, 2007	**3rd Quarter Ended February 28, 2007**	**2nd Quarter Ended Nov 30, 2006**	**1st Quarter Ended August 31, 2006**
(d) Revenue	Nil	Nil	Nil	Nil
(e) Loss for period	223,220	47,005	121,771	1,109
(f) Loss per share	0.04	0.009	0.02	-

Share Capital

a) **Authorized**

100,000,000 common shares without par value

b) **Issued**

	From date of Incorporation to November 30, 2007		
	Shares	**Amount**	**Contributed Surplus**
Balance, beginning of period	-	$ -	$ -
Issued for cash			
Escrow shares	4,943,750	134,375	-
Private placements	3,731,250	750,375	-
Exercise of warrants	5,000	1,250	
Issued for property	100,000	10,000	
Agents commission	14,473	3,618	
Share issue costs		(86,227)	-
Stock-based compensation	-	-	336,698
Balance, end of period	**8,794,473**	**$ 813,391**	**$ 336,698**

c) **Escrow shares**

Currently, 4,943,750 shares are held in escrow

Stock Options

A summary of the Company's outstanding options at November 30, 2007 and the change during the period is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, beginning of the period	-	$ -
Granted	658,499	0.25
Balance, end of period	**658,499**	**$ 0.25**

As at November 30, 2007 the following incentive stock options are outstanding, and will be vested on the Listing Date (as defined):

	Number of Options	Exercise Price	Expiry Date
	658,499	$0.25	2 years after listing
Total	**658,499**		

Related Party Transactions

The Company incurred the following amounts charged by officers and private companies that have directors in common with the Company:

	Six-months ended November 30, 2007	Six-months ended November 30, 2006
Directors' fees	$ 7,000	$ 4,000
Office expenses	$ 21,050	$ 112

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that relevant and accurate information needed to comply with the Company's continuous disclosure obligations is accumulated and summarized to allow timely decisions regarding disclosure and to ensure that the risk of a material error or fraud is minimal.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of November 30, 2007. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of November 30, 2007, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company required to be included in reports that the Company files.

Subsequent Events

The company's prospectus was receipted by the British Columbia Securities Commission and became a reporting issuer on October 2, 2007 offering 2,000,000 common shares at $0.25 per share as an initial public offering ("IPO"). Pursuant to an Agency Agreement with Wolverton Securities Ltd. (the "Agent"), the Agent will receive a commission of 8% of the gross proceeds of the offering and be paid a corporate finance fee of $25,000 ($7,500 paid) plus GST, and expenses. The Agent will be granted a warrant to acquire 200,000 common shares at $0.25 per share for a period of twelve months from the date that the company's shares are listed on the TSX Venture Exchange. The IPO is subject to regulatory approval.

Form 52-109F2

Certification of Interim Filings


RECEIVED
2008 SEP 30 A 8:34

I, Derrick Strickland, Chief Executive Officer of Ringbolt Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ringbolt Ventures Ltd., (the issuer) for the interim period ended November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 29, 2007

"Derrick Strickland"

Derrick Strickland
Chief Executive Officer



RINGBOLT VENTURES LTD.

Financial Statements
(Unaudited and Prepared by Management)

August 31, 2007

These unaudited financial statements have not been reviewed by the Company's independent auditor.

BALANCE SHEETS
AS AT AUGUST 31, 2007 AND MAY 31, 2007

Assets

	August 31, 2007	FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO MAY 31, 2007
Current		
Cash	$ 105,624	$ 134,792
GST receivable	8,843	7,531
Accounts receivable and Prepaids	419	419
	114,886	142,742
Mineral properties acquisition costs	35,000	35,000
Deferred exploration expenditures	102,559	102,559
Deferred filing fees	39,246	39,246
Deferred share issuance costs	19,950	19,950
	$ 311,641	339,497

Liabilities

Current		
Accounts payable	$ 54,688	48,654

Shareholders' Equity

Share capital	347,250	347,250
Contributed surplus	336,698	336,698
Deficit	(426,995)	(393,105
	256,953	290,843
	$ 311,641	339,497

Approved by the Directors:

"Jason Walsh" Director

"" Director

STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE-MONTH PERIODS ENDED AUGUST 31, 2007 AND 2006

		August 31, 2007	FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO AUGUST 31, 2006
Administrative expenses			
Stock based compensation		-	-
Legal fees		14,173	1,077
Office expenses		10,540	-
Accounting and audit		6,786	-
Directors fees		3,000	-
Consulting fees		-	-
Transfer agent fees		150	-
Bank charges		106	488
Loss before other items		**(34,755)**	(1,565)
Other items			
Interest income		**864**	456
Loss for the period		**(33,891)**	(1,109)
Deficit, beginning of period		**(393,105)**	-
Deficit, end of period	$	**(426,996)**	(1,109)
Loss per share	$	**(0.007)**	-
Weighted average common shares outstanding		**5,147,106**	-

INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED AUGUST 31, 2007 AND 2006

Cash provided by (used for)	August 31, 2007	FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO AUGUST 31, 2006
Operating activities		
Loss for the period	$ **(33,891)**	$ (1,109)
Item not affecting cash:		
Stock-based compensation	-	-
Net change in non-cash working capital	**4,723**	(2,674)
	(29,168)	(3,783)
Financing activities		
Share subscriptions received	-	247,500
Deferred share issuance costs	-	(19,950)
Deferred filing fees	-	-
	-	227,550
Investing activities		
Acquisition of mineral properties	-	(35,000)
Deferred exploration expenditures	-	(64,118)
	-	(99,118)
Net increase (decrease) in cash	**(29,168)**	124,649
Cash, beginning of period	**134,792**	-
Cash, end of period	$ **105,624**	$ 124,649

STATEMENT OF PROPERTY ACQUISITION COSTS AND DEFERRED EXPLORATION

	August 31, 2007	FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO AUGUST 31, 2006
Acquisition Costs		
Hornby Basin	**$ 35,000**	$ 35,000
Deferred exploration and development expenditures		
Geophysics	**87,402**	64,118
Consulting	**15,157**	-
	102,559	64,118
	$ 137,559	$ 99,118

1. Nature of Operations

The Company was incorporated under the Company Act of British Columbia on June 13, 2006 and its principal activity is the exploration of mineral properties.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant Accounting Policies

a) Mineral properties and related deferred exploration expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company's ability to sell the property for an amount exceeding the deferred cost, a provision is made for the impairment in value. Recorded costs of mineral properties and deferred exploration expenditures are not intended to reflect present or future values of resource properties.

b) Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

2. Significant Accounting Policies (continued)

c) Loss per share

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of shares outstanding during the period. Existing stock options have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same. Escrow shares which are contingently returnable are excluded from the weighted average number of shares.

d) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

e) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Stock-based compensation plan

The Company accounts for its stock-based compensation using the fair value method, determined using the Black-Scholes option pricing model. Compensation expense is recorded in the statement of operations over the vesting period.

h) Share issue costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued. Deferred financing costs consist primarily of corporate finance fees, legal fees and sponsorship fees.

i) Measurement uncertainty

The amounts recorded for cost of the mineral property, and any provision for a future asset retirement obligation are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

2. Significant Accounting Policies (continued)

j) Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the benefit of losses available to be carried forward for tax purposes. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3. Mineral Properties

a) Hornby Basin Property

By option agreement dated July 1, 2006, the Company has an exclusive option to acquire up to an undivided 100% right, title and interest in four mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property.

Consideration for the option is as follows:

	Option payments		Work commitments		Common shares	
On execution of the agreement	$ 25,000	(paid)	$ -		100,000	(issued)
On or before August 30, 2006	-		100,000	(spent)		
On or before July 1, 2007	25,000		-		200,000	
On or before August 30, 2007	-		200,000		-	
On or before July 1, 2008	25,000		-		200,000	
On or before August 30, 2008	-		200,000		-	
On or before July 1, 2009	25,000		-		500,000	
On or before August 30, 2009	-		250,000		-	
	$ 100,000		$ 750,000		1,000,000	

The Property is subject to a 2% Net Smelter Return royalty which Ringbolt can buy down to 1% at a cost of $1,000,000.

4. Share Capital

a) Authorized

100,000,000 common shares without par value

b) Issued

	From date of Incorporation to August 31, 2007		
	Shares	**Amount**	**Contributed Surplus**
Balance, beginning of period	-	$ -	$ -
Issued for cash			
Escrow shares	4,943,750	134,375	-
Private placements	1,541,250	202,875	-
Issued for property	100,000	10,000	-
Stock-based compensation	-	-	336,698
Balance, end of period	**6,585,000**	**$ 347,250**	**$ 336,698**

During the period ended May 31, 2007, the Company issued the following shares:

i) issued 6,000,000 common shares at a price of $0.01 per share and 943,750 common shares at a price of $0.10 per share for total proceeds of $134,375. The 6,000,000 common shares were cancelled effective May 31, 2007 and 4,000,000 common shares were issued at $0.01. These common shares are held in escrow and will be released pro-rata to the shareholders with 10% of the escrow securities being released upon the date the common shares are listed for trading on the TSX Venture Exchange, 1/6 of remainder being released after 6 months, 1/5 of remainder being released after 12 months, 1/4 of remainder being released after 18 months, 1/3 of remainder being released after 24 months, ½ of remainder being released after 30 months and the remaining being released after 36 months from listing.

The fair value of the 4,000,000 escrow shares issued to the founders of the Company at $0.01 was determined to be $355,698, by calculating the estimated present value discounted over the escrow release period at a risk-free interest rate of 4.65%. As a result, $315,698, being the difference between the fair value and the cash received, has been recorded as stock-based compensation and credited to contributed surplus in the period.

ii) issued 487,500 common shares at a price of $0.20 per share for total proceeds of $97,500. These common shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iii) issued 1,053,750 common shares at a price of $0.10 per share for total proceeds of $105,375. These shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iv) issued 100,000 common shares valued at $0.10 per share under the property option agreement (note 3).

c) Escrow shares

Currently, 4,943,750 shares are held in escrow.

4. Share Capital (continued)

d) Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years per plan.

A summary of the Company's outstanding options at August 31, 2007 and the change during the period is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, beginning of the period	-	$ -
Granted	658,499	0.25
Balance, end of period	**658,499**	**$ 0.25**

As at August 31, 2007 the following incentive stock options are outstanding, and will be vested on the Listing Date (as defined):

	Number of Options	Exercise Price	Expiry Date
	658,499	$0.25	2 years after listing
Total	**658,499**		

During the period ended August 31, 2007, the Company committed to grant 658,499 stock options. The fair value of stock options granted is estimated using the following assumptions:

Risk-free interest rate	4.57%
Expected life	2 years
Annual volatility	100%
Dividend rate	0.00%

Using the above assumptions, the fair value of the options granted is $0.03 per option.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

5. Related Party Transactions

The following amounts were paid or accrued to directors or companies controlled by directors or officers of the Company for services provided for the three-month period ended August 31, 2007. These amounts have been recorded at the exchange amount being the compensation agreed to by both parties:

	2007	2006
Directors' fees	$3,000	1,000
Office and administration fees	7,200	2,400

Included in accounts payable is $26,400 (2006 – Nil) due to directors or companies controlled by directors of the Company.

Amounts due to or from related parties are unsecured, do not bear interest and are classified as a current asset or liability due to their nature and expected time of repayment, accordingly the fair value cannot be practicably determined.

6. Income Taxes

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

Period from incorporation June 13, 2006 to May 31,	2007
Net income (loss) for the period	$(393,105)
Statutory Canadian corporate tax rate	34.12%
Anticipated tax expense (recovery)	(134,127)
Effect of tax rate change	1,837
Items not deductible for tax purposes	115,043
Change in future income tax valuation allowance	17,247
Actual income tax provision	$ -

The significant components of the Company's future tax assets are as follows:

May 31,	2007
Mineral property interests	$ -
Non-capital loss carry forwards	18,251
Cumulative eligible capital	233
Deferred share issue costs	(1,237)
Valuation allowance	(17,247)
Future income taxes	$ -

The Company has Canadian non-capital loss carry-forwards of $58,875 that may be available for tax purposes. The losses will expire in 2027.

Subject to certain restrictions, the Company also has resource expenditures of approximately $3,722 available to reduce taxable income in future years.

7. Supplemental cash flow information

The following non-cash transaction was recorded during the period for investing activities:

Mineral property acquisition by issuance of shares	$10,000

8. Subsequent event

The company's prospectus was receipted by the British Columbia Securities Commission and became a reporting issuer on October 2, 2007 offering 2,000,000 common shares at $0.25 per share as an initial public offering ("IPO"). Pursuant to an Agency Agreement with Wolverton Securities Ltd. (the "Agent"), the Agent will receive a commission of 8% of the gross proceeds of the offering and be paid a corporate finance fee of $25,000 ($7,500 paid) plus GST, and expenses. The Agent will be granted a warrant to acquire 200,000 common shares at $0.25 per share for a period of twelve months from the date that the company's shares are listed on the TSX Venture Exchange. The IPO is subject to regulatory approval.

(Dated November 2, 2007)

DESCRIPTION OF BUSINESS

The Company was incorporated under the Company Act of British Columbia on June 13, 2006 and its principal activity is the exploration of mineral properties.

The Company holds a resource property interest in the Northwest Territories, Canada, and has not yet determined whether this property contains ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties, including related deferred exploration costs, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy expenditure requirements under property acquisition and joint venture agreements to complete their development, and future profitable production or the disposition thereof.

Results of Operations for the three-month periods ended August 31, 2007 and 2006

During the first quarter of 2007, there was a total of $Nil (2006 - $99,118) incurred for acquisition and exploration expenditures on the Hornby Basin Property. The majority of these costs were incurred for geophysics work.

The Company incurred other operating costs totalling $34,755 (2006 - $1,565) during the three-month period for a net loss of $33,891, as compared to $1,109 for 2006. In the current period, legal fees of $14,173 were incurred, while only $1,077 was recorded for the same period of 2006. Office expenses were $10,540 for the current three-month period as compared to $Nil for 2006. Accounting and audit fees of $6,786 were incurred for the current period as compared to $Nil for the same period last year. The higher loss of 2007 was primarily attributable to the costs associated with the preparation and filing of the Company's prospectus.

Liquidity and Capital Resources

As at August 31, 2007, the Company had net working capital of $60,198 compared to $94,088 as at May 31, 2007. The Company has no long term liabilities. Current liabilities consist of accounts payable and accrued liabilities of $54,688.

The Company has financed its operations primarily through the proceeds of the sale of its Shares. The Company incurred a total of $35,000 (including the deemed price of shares issued to the Vendors) for mineral property acquisition costs and $102,559 for exploration expenditures on the Property.

To date, the Company has relied entirely upon the sale of Shares to generate working capital for exploration activities and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon the sale of Shares to raise capital. There can be no assurance that financing will be available to the Company when required.

At present, there are no known demands, commitments, events or uncertainties that would aversely affect the trends and expected fluctuations in the Company's liquidity. Upon completion of the Offering, it is expected that the Company will have available funds of approximately $554,088. The Company believes that this amount will be adequate to meet its business objectives and projected working capital and other cash requirements for at least 12 months following completion of the Offering. However, there can be no assurance that these funds will be sufficient and the Company may have to evaluate additional means of financing, including additional debt or equity financings. See "Risk Factors". The Company does not have a dividend policy as yet.

PROPERTIES / CLAIMS and EXPLORATION PROGRAMS

Hornby Basin Property

By option agreement dated July 1, 2006, the Company has an exclusive option to acquire up to an undivided 100% right, title and interest in four mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property.

Consideration for the option is as follows:

	Option payments		Work commitme nts		Common shares	
On execution of the agreement	$ 25,000	(paid)	$ -		100,000	(issued)
On or before August 30, 2006	-		100,000	(spent)		
On or before July 1, 2007	25,000		-		200,000	
On or before August 30, 2007	-		200,000		-	
On or before July 1, 2008	25,000		-		200,000	
On or before August 30, 2008	-		200,000		-	
On or before July 1, 2009	25,000		-		500,000	
On or before August 30, 2009	-		250,000		-	
	$ 100,000		$ 750,000		1,000,000	

The Property is subject to a 2% Net Smelter Return royalty which Ringbolt can buy down to 1% at a cost of $1,000,000.

Statement of Mining and Exploration Expenditures

	August 31, 2007	FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO AUGUST 31, 2006
Acquisition Costs		
Hornby Basin	**$ 35,000**	$ 35,000
Deferred exploration and development expenditures		
Geophysics	**87,402**	64,118
Consulting	**15,157**	-
	102,559	64,118
	$ 137,559	$ 99,118

Selected Annual Financial Information:

For the year ended:		From date of incorporation on June 13, 2006 to May 31, 2007
Total revenues	$	-
Loss before extraordinary items:		
Total for the year		393,105
Per-share (basic and diluted)		(0.08)
Net loss:		
Total for the year		393,105
Per-share (basic and diluted)		(0.08)
Working capital (deficiency)		94,088
Total assets		339,497
Resource property costs		137,559
Total long-term financial liabilities		-
Cash dividends declared per common share		-

Selected Quarterly Financial Information:

	4th Quarter Ended May 31, 2008	**3rd Quarter Ended February 28, 2008**	**2nd Quarter Ended Nov 30, 2007**	**1st Quarter Ended August 31, 2007**
(a) Revenue	-	-	-	Nil
(b) Loss for period	-	-	-	33,891
(c) Loss per share	-	-	-	0.007
	4th Quarter Ended May 31, 2007	**3rd Quarter Ended February 28, 2007**	**2nd Quarter Ended Nov 30, 2006**	**1st Quarter Ended August 31, 2006**
(d) Revenue	Nil	Nil	Nil	Nil
(e) Loss for period	223,220	47,005	121,771	1,109
(f) Loss per share	0.04	0.009	0.02	-

Share Capital

a) Authorized

100,000,000 common shares without par value

b) Issued

	From date of Incorporation to August 31, 2007		
	Shares	**Amount**	**Contributed Surplus**
Balance, beginning of period	-	$ -	$ -
Issued for cash			
Escrow shares	4,943,750	134,375	-
Private placements	1,541,250	202,875	-
Issued for property	100,000	10,000	-
Stock-based compensation	-	-	336,698
Balance, end of period	**6,585,000**	**$ 347,250**	**$ 336,698**

c) Escrow shares

Currently, 4,943,750 shares are held in escrow

Stock Options

A summary of the Company's outstanding options at August 31, 2007 and the change during the period is as follows:

	Number of Options	**Weighted Average Exercise Price**
Balance, beginning of the period	-	$ -
Granted	658,499	0.25
Balance, end of period	**658,499**	**$ 0.25**

As at August 31, 2007 the following incentive stock options are outstanding, and will be vested on the Listing Date (October 2, 2007):

	Number of Options	**Exercise Price**	**Expiry Date**
	658,499	$0.25	2 years after listing
Total	**658,499**		

Related Party Transactions

The Company incurred the following amounts charged by officers and private companies that have directors in common with the Company:

	Three-months ended August 31, 2007	2006
Directors' fees	$ 3,000	$ 1,000
Office expenses	$ 7,200	$ 2,400

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that relevant and accurate information needed to comply with the Company's continuous disclosure obligations is accumulated and summarized to allow timely decisions regarding disclosure and to ensure that the risk of a material error or fraud is minimal.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of August 31, 2007. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that as of August 31, 2007, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company required to be included in reports that the Company files.

Subsequent Events

The company's prospectus was receipted by the British Columbia Securities Commission and became a reporting issuer on October 2, 2007 offering 2,000,000 common shares at $0.25 per share as an initial public offering ("IPO"). Pursuant to an Agency Agreement with Wolverton Securities Ltd. (the "Agent"), the Agent will receive a commission of 8% of the gross proceeds of the offering and be paid a corporate finance fee of $25,000 ($7,500 paid) plus GST, and expenses. The Agent will be granted a warrant to acquire 200,000 common shares at $0.25 per share for a period of twelve months from the date that the company's shares are listed on the TSX Venture Exchange. The IPO is subject to regulatory approval.

RECEIVED
2008 SEP 30 A 8:34

Form 52-109F2

Certification of Interim Filings

I, Derrick Strickland, Chief Executive Officer of Ringbolt Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ringbolt Ventures Ltd., (the issuer) for the interim period ended August 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 2, 2007

"Derrick Strickland"

Derrick Strickland
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Jason Walsh, Chief Financial Officer of Ringbolt Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ringbolt Ventures Ltd., (the issuer) for the interim period ended August 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 2, 2007

"Jason Walsh"

Jason Walsh
Chief Financial Officer

DRW GEOLOGICAL CONSULTANTS LTD.
Dr. D.R. Webb, PhD. P.Geo.

July 25, 2007

B.C. Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1H2

- and -

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, Alberta T2P 3C4

Dear Sirs:

Re: **Ringbolt Ventures ltd.**

This letter is in reference to the final Prospectus (the "Prospectus') dated July 25, 2007 of Ringbolt Ventures Ltd. (The "Company") relating to the proposed issue of securities (Common shares and Agent's Warrant) and my Technical Report titled "An Evaluation of the Hornby Basin Property NTS 86K14 Great Bear Lake Area, NWP" dated October 10, 2006, revised February 20, 2007 (the "Technical Report').

I hereby consent to the filing of the Technical Report to the written disclosure of the Technical Report, to the reference to my name in the Prospectus and to extracts from my Technical Report on the Hornby Basin property dated October 10, 2006, revised February 20, 2007 within the written disclosure of the Prospectus.

I confirm that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure contains any misrepresentations of the information contained in the Technical Report.

This letter is solely for the information of the securities commissions to which it is addressed and is not to be referred to in whole or in part in the Prospectus or any other document and is not to be relied upon for any other purpose.

Yours truly,

DR. D.R. WEBB, PhD. P.Geo.

81ltr44c



P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

RINGBOLT VENTURES LTD.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia and Alberta** have been issued for a prospectus of the above issuer dated July 25, 2007.

DATED at Vancouver, British Columbia on July 30, 2007.

Larissa M. Streu

Larissa M. Streu
Senior Legal Counsel
Corporate Finance Branch

SEDAR Project No.: 1046183

CHARTERED ACCOUNTANTS
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

RECEIVED
2008 SEP 30 A 8:34

July 25, 2007

British Columbia Securities Commission
5th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

Dear Sirs:

We refer to the prospectus of Ringbolt Ventures Ltd. (the "Company") dated July 25, 2007 relating to the Company's proposed offering of 2,000,000 common shares of the Company at $0.25 for gross proceeds of $500,000 (the "Prospectus").

We consent to the use in the above-mentioned Prospectus of our report dated June 5, 2007, except as to Note 8, which is as of July 25, 2007 to the Directors on the following financial statements:

- Balance sheet as of May 31, 2007;
- Statement of Operations and Deficit for the period from incorporation on June 13, 2006 to May 31, 2007; and
- Statement of Cash Flows for the period from incorporation on June 13, 2006 to May 31, 2007.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which this letter is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

"MacKay LLP"

MacKay LLP
Chartered Accountants

SEC Mail Processing
Section

SEP 29 2008

Washington, DC
110

HEMSWORTH, SCHMIDT
BARRISTERS AND SOLICITORS

430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
Canada

Telephone: 604.687-4456
Facsimile: 604.687-0586
Email: hemsworth@shawbiz.ca

July 25, 2007

B.C. Securities Commission
9th Flr - 701 West Georgia St.
Vancouver, B.C. V7Y 1L2

- and -

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

RECEIVED
2008 SEP 30 A 8: 34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs:

Re: **Ringbolt Ventures Ltd.**

I refer to the final prospectus (the "prospectus') dated July 25, 2007 of Ringbolt Ventures Ltd. (the "Company") related to the proposed issue of securities (Common Shares, Agent's Warrants).

I hereby consent to the reference to Hemsworth, Schmidt in the Prospectus.

I confirm that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information contained in the Prospectus.

This letter is solely for the information of the securities commission to which it is addressed and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

HEMSWORTH, SCHMIDT

Per: "W.E. Schmidt"

William E. Schmidt

811tr41b

RECEIVED
2008 SEP 30 A 0:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AGENCY AGREEMENT

THIS AGREEMENT dated for reference the 7th day of May, 2007;

BETWEEN:

RINGBOLT VENTURES LTD.

(the "Issuer")

AND:

WOLVERTON SECURITIES LTD.

(the "Agent")

RECITALS

A. The Issuer wishes to raise money for the purposes set forth in its Prospectus, which is to be filed with the Regulatory Authorities, by offering for sale certain of its securities; and

B. The Issuer wishes to appoint the Agent to distribute those securities and the Agent is willing to accept such appointment on the terms and conditions of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1. DEFINITIONS

1.1 In this Agreement:

(a) **"Agent's Commission"** has the meaning set out in section 5.1(a) below;

(b) **"Agent's Option"** means a non-transferable option entitling the holder to acquire that number of Shares as is equal to 10% of the number of Purchased Shares at the Offering Price at any time on or before the first anniversary of the Closing Date, in such form as is acceptable to the Agent, acting reasonably;

(c) **"Certificates"** has the meaning set out in section 6.1(a) below;

(d) **"Closing Date"** means the date on which the Offering closes, or such other date as the Agent and the Issuer may agree upon;

(e) **"Corporate Finance Fee"** has the meaning set out in section 5.1(b) below;

(f) **"Effective Date"** means the date on which a receipt for a (final) prospectus qualifying the Offering and all other securities required by this Agreement to be qualified is issued by the securities commission that is designated as the principal regulator in accordance with National Policy 43-201;

(g) **"Exchange"** means the TSX Venture Exchange;

(h) **"Greenshoe Option"** has the meaning set out in section 2.1 below;

(i) **"Information"** has the meaning in section 9.1(a) below;

(j) **"Material Change"** has the meaning set out in the Securities Act;

(k) **"Material Fact"** has the meaning set out in the Securities Act;

(l) **"Misrepresentation"** has the meaning set out in the Securities Act;

(m) **"Offering"** means the offering of 2,000,000 Shares;

(n) **"Offering Price"** means $0.25 per Share;

(o) **"Proceeds"** has the meaning set out in section 6.1(b) below;

(p) **"Prospectus"** means the preliminary prospectus and the prospectus filed or intended to be filed by the Issuer with the Regulatory Authorities in connection with the Offering and includes any amendments to the preliminary prospectus and prospectus which may be filed with the Regulatory Authorities;

(q) **"Purchased Shares"** means the Shares purchased pursuant to the Offering and the Greenshoe Option;

(r) **"Regulatory Authorities"** means the Exchange and the securities commissions or similar regulatory authorities in the Selling Jurisdictions;

(s) **"Securities Act"** means the *Securities Act* (British Columbia);

(t) **"Selling Jurisdictions"** means British Columbia, Alberta and such other jurisdictions as the Agent and the Issuer may agree upon;

(u) **"Shares"** means common shares in the capital of the Issuer;

2. APPOINTMENT OF AGENT

2.1 The Issuer appoints the Agent as its exclusive agent and the Agent accepts the appointment and agrees to act as the exclusive agent of the Issuer to offer the Shares for sale under the Prospectus in the Selling Jurisdictions at the Offering Price. The Agent shall use its reasonable commercial efforts to sell the Shares but it is understood and agreed that the Agent shall act as agent only and is under no obligation to purchase any Shares under the Offering. The Issuer also

grants to the Agent an option (the "Greenshoe Option"), exercisable in whole or in part by notice given at any time until the Closing Date, to purchase and offer for sale up to an additional 300,000 Shares (the "Optioned Shares"). The purchase price for each Optioned Share in respect of which the option is exercised shall be the Offering Price. The notice exercising the option to purchase the Optioned Shares in whole or in part shall be given by the Agent to the Issuer in the manner set out in section 15 below and shall specify the number of Optioned Shares to be purchased by the Agent. Upon the furnishing of such notice, the Agent shall be committed to purchase and the Corporation shall be obligated to sell in accordance with the provisions hereof the number of Optioned Shares therein indicated. Optioned Shares may be purchased by the Agent only for the purpose of covering over-allotments.

3. CONDUCT OF THE OFFERING

3.1 The Offering will be made through the facilities of and in accordance with the rules and policies of the Exchange.

3.2 Prior to the Effective Date, the Issuer will apply to the Exchange for a conditional listing of the Shares.

3.3 The Agent will advise the Issuer and its counsel when the distribution under the Prospectus is complete.

4. OPINIONS AND CERTIFICATES

4.1 On the Effective Date, the Issuer will deliver the following documents to the Agent and its counsel in a form acceptable to them, acting reasonably:

(a) a comfort letter from the auditor of the Issuer, dated as of the date of the Prospectus and addressed to the Agent and its counsel, relating to the accuracy of the financial statements forming part of the Prospectus and the accuracy of the financial, numerical and certain other information disclosed in the Prospectus; and

(b) any other certificates, comfort letters or opinions in connection with any matter related to the Prospectus which are requested by the Agent or its counsel, acting reasonably.

4.2 On the day prior to the Closing Date the Issuer will provide the Agent and its counsel with evidence of the necessary approval of the Regulatory Authorities for the Offering.

4.3 On the Closing Date the Issuer will provide the Agent and its counsel with an opinion of counsel for the Issuer, dated as of the Closing Date and addressed to the Agent and its counsel, relating to any legal matter in connection with the Prospectus and Offering for which the Agent may request an opinion, acting reasonably, and a certificate of the Issuer, dated as of the Closing Date and signed by the president of the Issuer or by another officer of the Issuer approved by the Agent, certifying certain facts relating to the Issuer and its affairs. In addition, on the Closing Date the Issuer will provide the Agent and

its counsel with a title opinion of counsel for the Issuer, dated as of the Closing Date and addressed to the Agent and its counsel, relating to the Issuer's properties.

5. COMPENSATION

5.1 The Issuer will, on the Closing Date:

(a) pay the Agent a commission (the "Agent's Commission") of 8% of the gross proceeds of the Offering;

(b) pay the Agent a balance owing of the corporate finance fee (the "Corporate Finance Fee") of $25,000 plus GST, $7,500 of which has been paid; and

(c) issue the Agent's Option as directed by the Agent.

5.2 The Agent's Commission and Corporate Finance Fee will be paid in cash or, at the election of the Agent made on or before the Closing Date, in whole or in part in Shares at a deemed price per share equal to the Offering Price. The number of shares to be issued shall be equal to the amount of (i) the Agent's Commission that the Agent elects to receive in Shares divided by the Offering Price ("Commission Shares") and (ii) the Corporate Finance Fee that the Agent elects to receive in Shares divided by the Offering Price (the "Corporate Finance Shares"). Issuance of Commission Shares and/or Corporate Finance Shares shall be qualified by the Prospectus.

6. CLOSING

6.1 In this section:

(a) "Certificates" means the certificates representing the Shares and the Agent's Option in the names and denominations requested by the Agent;

(b) "Proceeds" means the gross proceeds of the Offering, less:

(i) the Agent's Commission;

(ii) the balance of the Corporate Finance Fee to be paid on the Closing Date; and

(iii) the expenses of the Agent in connection with the Offering which have not been paid by the Issuer.

6.2 The Issuer will, on the Closing Date, deliver the Certificates, through its registrar and transfer agent, to the Agent against payment of the Proceeds. If the Issuer has satisfied all of its obligations under this Agreement, the Agent will, upon receipt of the Certificates pay the Proceeds to the Issuer through its registrar and transfer agent.

7. MATERIAL CHANGES

7.1 If, after the Prospectus is first filed with the Regulatory Authorities but before the earlier of the date that the Agent exercises the Greenshoe Option and the expiry date of the Greenshoe Option, a Material Change occurs in the affairs of the Issuer, the Issuer will:

(a) notify the Agent immediately, in writing, with full particulars of the change;

(b) file with the Regulatory Authorities as soon as practicable, and in any event no later than 10 days after the change occurs, an amendment to the Prospectus disclosing the Material Change; and

(c) provide to the Agent as many copies of the amendments as the Agent may reasonably request within 3 business days of such request.

8. TERMINATION

8.1 The Agent may at any time, without liability on its part and by notice in writing given to the Issuer, terminate its obligations hereunder if:

(a) any order to cease or suspend trading in any securities of the Issuer, or prohibiting or materially restricting the distribution of any securities issuable in connection, directly or indirectly, with the transactions contemplated by this Agreement is made, or proceedings are announced or commenced for the making of any such order, by any securities commission or similar regulatory authority, or by any other competent authority, not based solely upon the activities or alleged activities of the Agent, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Issuer or any of its directors or senior officers is announced or commenced by any securities commission or similar regulatory authority, any stock exchange or by any other competent authority, not based solely upon the activities or alleged activities of the Agent, if, in the Agent's opinion, the announcement or commencement thereof materially adversely affects the trading or distribution of any of the securities issuable in connection, directly or indirectly, with the transactions contemplated by this Agreement;

(c) there shall have occurred or be anticipated any material adverse change, as determined by the Agent in its discretion, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, condition, capital or prospects (financial or otherwise) of the Issuer;

(d) in the Agent's opinion, it would be impracticable or unprofitable to offer or continue to offer the Shares for sale or there has developed, occurred or come into effect any financial occurrence or any event of national or international consequence, any governmental action, law or

regulation, or any other occurrence of any nature whatsoever which, in the opinion of the Agent, seriously adversely affects or would seriously adversely affect the market for shares listed on the Exchange, the Issuer's business or any distribution contemplated by this Agreement; or

(e) the Issuer is in breach of, default under or non-compliance with any representation, warranty, term or condition of this Agreement.

8.2 Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Issuer, provided that no termination shall discharge or otherwise affect any obligation of the Issuer under sections 10 below or 12 below of this Agreement. The rights of termination contained in section 8.1 above are in addition to, and without prejudice to, any other rights or remedies the Agent may have at law or in equity.

9. WARRANTIES, REPRESENTATIONS AND COVENANTS

9.1 The Issuer covenants, represents and warrants to the Agent that:

(a) the books and records of the Issuer fairly and correctly set out and disclose in all material respects, in accordance with generally accepted accounting principles, the financial position of the Issuer as of the date hereof, and all material financial transactions of the Issuer have been accurately recorded in the said books and records. With the exception of forecasts, projections or estimates referred to below, all information and other data (together, the "Information") relating to the Issuer furnished by or on behalf of the Issuer to the Agent is, or, in the case of historical information, was at the date of preparation true, accurate, complete and correct in all material respects, and does not or did not, as the case may be, contain any Misrepresentation. Any projections and forecasts relating to the Issuer provided by or on behalf of the Issuer to the Agent have been prepared in good faith with the assistance of competent professional advisors and are based upon assumptions which, in light of the circumstances under which they are made, are reasonable. The Issuer is not aware of any undisclosed facts or information that could materially impact upon such projections and forecasts;

(b) the Issuer has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted, to own, lease and operate its properties and assets and to carry out the provisions hereof;

(c) to the best of its knowledge, after due enquiry, the Issuer is conducting its business in compliance in all material respects with all applicable licensing and anti-pollution legislation, regulations or by-laws, environmental protection legislation, regulations or by-laws or other

similar legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies which are applicable to the Issuer. The Issuer is not aware of any such legislation, regulation, by-law or lawful requirement presently in force or proposed to be brought into force by any governmental or regulatory authority which the Issuer anticipates it will be unable to comply with without materially adversely affecting its business;

(d) the Issuer has no "subsidiaries" (as such term is defined in the Company Act (British Columbia));

(e) except as qualified by the Prospectus, the Issuer is the beneficial owner of the properties, business and assets, or the interest in the properties, business and assets, referred to in the Prospectus, and any and all agreements pursuant to which the Issuer holds any such interest in property, business or assets are in good standing under the applicable laws, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(f) the Prospectus contains full, true and plain disclosure of all Material Facts in relation to the Issuer, its subsidiaries (if any), its business and its securities, and contains no Misrepresentation;

(g) the financial statements of the Issuer which form part of the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, accurately reflect the financial position of the Issuer and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer and its subsidiaries, if any, as at the date of the financial statements and there have been no adverse material changes in the financial position of the Issuer since that date, except as fully and plainly disclosed in the Prospectus;

(h) the authorized and outstanding share capital of the Issuer is as set forth in the Prospectus, all outstanding shares have been issued as fully paid and non-assessable and the only outstanding options, warrants or other rights to acquire any shares or other securities of the Issuer are as set forth in the Prospectus;

(i) the Issuer is not in default or breach of, and the execution and delivery of, and the performance and compliance with the terms of this Agreement does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, in any material respect, any term or provisions of the articles, by-laws, or resolutions of the Issuer, or any indenture, agreement (written or oral), lease or other document to which the Issuer is a party or by which it is bound, or any judgment, decree or order, or to its knowledge, statute, rule or regulation applicable to the Issuer, which default or breach might reasonably be

expected to materially adversely affect the business, operations, assets, capital or condition (financial or otherwise) of the Issuer;

(j) this Agreement is a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, subject to the laws relating to creditors' rights generally and equitable remedies and except to the extent that the enforcement of rights to indemnity and waiver of contribution may be limited by applicable law;

(k) the Issuer has full corporate authority and capacity to issue the Shares and the Agent's Option and on the Closing Date:

(i) the Purchased Shares will be duly and validly authorized and issued as fully paid and non-assessable;

(ii) the Agent's Option will be duly and validly created, authorized and issued; and

(iii) the Shares issuable pursuant to the exercise of the Agent's Option will be duly and validly authorized and allotted for issuance upon exercise of the Agent's Option, and upon such issuance shall be issued as fully paid and non-assessable;

(l) no consent of any third party is required in connection with the transactions contemplated by this Agreement, except the consent of the Exchange and except to the extent that this Agreement contemplates obtaining receipts for the Prospectus;

(m) no securities regulatory authority has issued any order preventing or suspending trading in any securities of the Issuer, and the Issuer has not been, and is not currently, in default of any requirement of any securities laws to which the Issuer is subject;

(n) no litigation, administrative proceeding, arbitration or other proceeding before or of any court, tribunal, arbitrator or regulatory or other governmental body or dispute with any regulatory or other governmental body is presently in process or, to the best of the knowledge and information of the Issuer, pending or threatened against the Issuer which, if determined adversely to the Issuer might have a material adverse effect on the financial condition, results of operations, business or prospects of the Issuer, or which would materially impair the ability of the Issuer to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations herein;

(o) the business and property of the Issuer is, to the best of its knowledge after due enquiry, in compliance in all material respects with all Environmental Laws (as defined below), and there are no facts known after due enquiry by the Issuer which could give rise to a notice of non-compliance with any Environmental Laws. The term "Environmental Laws" means all applicable laws, rules, regulations,

orders, policies, guidelines, notices, approvals and permits relating to environmental or occupational health and safety matters, in effect as at the date hereof, including, without limitation, those pertaining to reporting, licensing, permitting, investigation, remediation and clean-up in connection with any release or threat of release of a Contaminant or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling and the like of a Contaminant. The term "Contaminant" means any substance or material that is prohibited, controlled or regulated by any governmental authority, including without limitation, any contaminants, pollutants, petroleum, its derivatives, by-products or other hydrocarbons, dangerous substances or goods, asbestos, toxic or hazardous substances or materials, controlled products, wastes involving hazardous wastes and any other materials that are by their nature hazardous, either in fact or as defined in or pursuant to any Environmental Laws;

(p) there are, to the best of the knowledge of the Issuer after due enquiry, no existing claims, demands, damages, expenses, suits, proceedings, actions, negotiations, or causes of action of any nature whatsoever, whether threatened or pending, arising out of the presence on any property in respect of which the Issuer or any subsidiary has an interest, either past or present, of any Contaminant, or out of any past or present activity conducted on any such property, involving any Contaminant or any violation of any Environmental Law;

(q) the Issuer has conducted its activities in connection with the Offering in compliance with all applicable laws and regulatory requirements;

(r) the Issuer shall not reject any subscription for Shares tendered by the Agent, unless all such subscriptions tendered exceed the maximum number of Shares offered pursuant to the Offering and the number of Shares issuable pursuant to the exercise of the Greenshoe Option;

(s) there is not presently, and will not be until the conclusion of the distribution under the Prospectus, any Material Change or change in any Material Fact relating to the Issuer, its business or its securities which has not been or will not be fully disclosed in the Prospectus or otherwise to the Agent;

(t) the Issuer and its subsidiaries, if any, have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have been requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith;

(u) the Issuer and its subsidiaries, if any, have established on their books and records reserves which are adequate for the payment of all taxes

not yet due and payable and there are no liens for taxes on the assets of the Issuer or its subsidiaries, if any, except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer or its subsidiaries, if any, which are known by the Issuer's management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer or its subsidiaries, if any; and

(v) other than the Agent, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finders' fee in connection with the transactions described herein.

9.2 The Agent warrants, represents and covenants to the Issuer that:

(a) it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated;

(b) it is a member in good standing of the Exchange; and

(c) it has complied with and will fully comply with the requirements of all applicable securities laws, including, without limitation, the by-laws and rules of the Exchange in relation to trading in the Purchased Shares and all matters relating to the Offering.

10. EXPENSES OF AGENT

10.1 The Issuer will pay all of the expenses of the Offering and all the expenses reasonably incurred by the Agent in connection with the Offering including, without limitation, the reasonable fees and expenses of the solicitor for the Agent, the reasonable fees and expenses associated with the Agent's geological review and other third party expenses. The Issuer will pay such expenses even if the Prospectus is not accepted by the Regulatory Authorities or the transactions contemplated by this Agreement are not completed, or this Agreement is terminated. The Agent acknowledges receiving a sum of $12,000 to be applied against such expenses.

10.2 The Agent may, from time to time, render accounts to the Issuer for its expenses for payment on or before the dates set out in the accounts. The Issuer authorizes the Agent to deduct its reasonable expenses in connection with the Offering from the proceeds of the Offering, including expenses for which an account has not yet been rendered to the Issuer.

11. FILING OF PROSPECTUS

11.1 The Issuer will cause the Prospectus to be filed with the Regulatory Authorities, will deliver all necessary copies of the Prospectus to the Regulatory Authorities and will use its best efforts to have the Prospectus accepted by the Regulatory Authorities as soon as possible.

11.2 The Issuer will provide the Agent with as many copies of the Prospectus as the Agent may reasonably request at no charge to the Agent within 3 business days of any such request.

11.3 Delivery of the Prospectus and any amendment thereto shall constitute a representation and warranty by the Issuer to the Agent that all information and statements (except information and statements supplied by and relating solely to the Agent) contained in the Prospectus and any amendment thereto are true and correct in all material respects at the time of delivery thereof and contain no Misrepresentation and constitute full, true and plain disclosure of all Material Facts relating to the Issuer and the Shares and that no Material Fact or material information has been omitted therefrom (except facts or information supplied by and relating solely to the Agent) which is required to be stated therein or is necessary to make statements of information contained therein not misleading in light of the circumstances under which they were made. Such delivery shall also constitute the Issuer's consent to the Agent's use of the Prospectus, any amendment thereto and any other documents supplied to the Agent by the Issuer for the purpose of the sale of Shares in the Selling Jurisdictions in compliance herewith and with all applicable securities laws.

12. INDEMNITY

12.1 The Issuer will indemnify the Agent and each of the Agent's agents, directors, officers and employees (collectively, the "Indemnified Parties") and save them harmless against all losses, claims, damages or liabilities:

(a) existing (or alleged to exist) by reason of any information or statement (except any information or statement furnished by and relating solely to the Agent,) contained in the Prospectus or any amendment thereto or in any other document or material filed or delivered pursuant hereto, being or being alleged to be a Misrepresentation;

(b) arising directly or indirectly out of any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority, based upon any Misrepresentation or alleged Misrepresentation (except a Misrepresentation relating solely to the Agent) in the Prospectus or any amendment thereto or in any other document or material filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Agent);

(c) arising directly or indirectly out of any order preventing or restricting the trading in or the sale of distribution of the Purchased Shares or any other securities of the Issuer in any of the Selling Jurisdictions;

(d) resulting from the failure by the Issuer to file an amendment to the Prospectus as required by this Agreement;

(e) resulting from the breach by the Issuer of any of the terms of this Agreement;

(f) resulting from any representation or warranty made by the Issuer herein not being true or ceasing to be true;

(g) if the Issuer fails to issue and deliver the certificates for the Purchased Shares in the form and denominations requested by the Agent at the time and place required by the Agent with the result that any completion of a sale of the Purchased Shares does not take place; or

(h) if, following the completion of a sale of any of the Purchased Shares, a determination is made by any competent authority setting aside the sale unless that determination arises out of an act or omission by the Agent.

12.2 If any claim contemplated by section 12.1 above is asserted against any of the Indemnified Parties, or if any potential claim contemplated by this section comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Issuer as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Issuer's liability under this section) and the Issuer shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Issuer or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Issuer fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of receiving notice of such suit, provided that the expiration of such period shall be deemed to occur on the second clear business day immediately preceding the date by which the Indemnified Party is required by law (in the absence of agreement to the contrary) to take action (such as the filing of an appearance or its equivalent) in connection with defending such suit; (ii) the employment of such counsel has been authorized by the Issuer; or (iii) the named parties to any such suit include both the Indemnified Party and the Issuer and the Indemnified Party shall have been advised by counsel that there may be one or more defences available to the Indemnified Party which are different from or in addition to those available to the Issuer (in each of which cases the Issuer shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party).

12.3 If the indemnity provided for in 12.1 above is declared by a court of competent jurisdiction to be illegal or unenforceable for any reason, the Agent and the Issuer shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that the Agent shall be responsible for that portion represented by the percentage that the Agent's Commission received by the Agent under this Agreement bears to the gross proceeds realized from the offering and the Issuer shall be

responsible for the balance, provided that, in no event, shall the Agent be responsible for an amount in excess of the Agent's Commission. Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation, bad faith or gross negligence shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties for whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable to contribute pursuant to this Agreement unless such notice shall have been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section. The right to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Agent may have by statute or otherwise by law.

13. ASSIGNMENT AND SELLING GROUP PARTICIPATION

13.1 The Agent will not assign this Agreement or any of its rights under the Agreement nor, with respect to the Purchased Shares, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agent has obtained the consent of the Issuer and notice has been given to and accepted by the Regulatory Authorities.

13.2 The Agent may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investment dealers, who may or who may not be offered part of the Agent's Commission or Agent's Option to be paid to the Agent pursuant to this Agreement.

14. RIGHT OF FIRST REFUSAL

14.1 The Issuer will notify the Agent in writing of the terms of any further equity financing that it requires or proposes to obtain on or before the first anniversary of the Closing Date, and the Agent will have the right of first refusal to provide any such financing notwithstanding such financing may complete after the first anniversary of the Closing Date.

14.2 The right of first refusal must be exercised by the Agent within 15 business days (Saturdays, Sundays and statutory holidays excluded) following the receipt of the notice, by notifying the Issuer in writing that it will provide such financing on the terms set out in the notice.

14.3 If the Agent fails to give notice within 15 business days that it will provide such financing upon the terms set out in the notice, the Issuer will then be free to make other arrangements to obtain financing from another source on the same terms or on terms no less favourable to the Issuer, subject to approval of the Regulatory Authorities.

14.4 The right of first refusal will not terminate if, on receipt of any notice from the Issuer under this section, the Agent fails to exercise the right.

15. NOTICE

15.1 Any notice or other communication to be given hereunder shall be in writing and delivered or send by facsimile as follows:

(a) If to the Issuer to:

Ringbolt Ventures Ltd.
Suite 609, 475 Howe Street
Vancouver, British Columbia
V6C 2B3

Attention: Mr. Jason M. Walsh, Director

Facsimile No: (604) 682-1666

with a copy to:

Hemsworth Schmidt
430 - 580 Hornby Street
Vancouver, British Columbia
V6C 3B6

Attention: Mr. William Schmidt

Facsimile No: (604) 687-0586

(b) If to the Agent to:

Wolverton Securities Ltd.
17th Floor, 777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1J5

Attention: Ms. Rose Zanic, CA, Manager, Corporate Finance

Facsimile No: (604) 605-6301

with a copy to:

Getz Prince Wells LLP
1810 – 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Attention: Ms. Zahra Ramji

Facsimile No: (604) 685-9798

15.2 Any such notice or other communication shall be deemed to have been given and received on the day after being sent by facsimile or upon delivery if delivered, or, if such day is not a business day in the location where it is sent by facsimile or delivered, on the next following business day.

16. TIME

16.1 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the *Interpretation Act* (British Columbia).

17. SURVIVAL OF REPRESENTATIONS AND WARRANTIES

17.1 The representations, warranties, covenants and indemnities set out in this Agreement will survive the closing of the purchase and sale of the Purchased Shares.

18. LANGUAGE

18.1 Wherever a singular or masculine expression is used in this Agreement, that expression is deemed to include the plural, feminine or the body corporate where required by the context.

19. ENTIRE AGREEMENT

19.1 This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes any prior agreements with respect thereto between the Issuer and the Agent, including, without limitation, the letter of intent between the Issuer and the Agent dated October 24, 2006.

20. ENUREMENT

20.1 This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

21. HEADINGS

21.1 The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement

22. GOVERNING LAW

22.1 This Agreement is subject to and shall be governed by the laws of the Province of British Columbia and the parties hereto irrevocably submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

23. COMMUNICATION WITH PUBLIC

23.1 All press releases and publicly available filings in respect of this Agreement or any other related instrument or with respect to the relationship between the Issuer and the Agent made by the Issuer will be approved by the Agent, acting reasonably.

24. COUNTERPARTS

24.1 This Agreement may be executed in as many counterparts as may be necessary and by facsimile, each of such counterparts so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of execution will be deemed to bear the date as of the day and year first above written.

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement.

RINGBOLT VENTURES LTD.

By: ______________________________

Authorized Signatory

WOLVERTON SECURITIES LTD.

By: ______________________________

Authorized Signatory

This is the form of agreement for escrow arrangements under National Policy 46-201 *Escrow for Initial Public Offerings*.

APPENDIX

FORM 46-201F1
ESCROW AGREEMENT

SEC Mail Processing
Section

SEP 29 2008

Washington, DC
110

TABLE OF CONTENTS

RECEIVED
2008 SEP 30 A 8:35

ESCROW AGREEMENT

THIS AGREEMENT is made as of the **26th** day of **November**, 2006.

AMONG:

RINGBOLT VENTURES LTD., a British Columbia company having a head office at 609, 475 Howe Street, Vancouver, British Columbia, Canada, V6C 2B3

(the **"Issuer"**);

AND:

PACIFIC CORPORATE TRUST COMPANY, a British Columbia company having an office at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9

(the **"Escrow Agent"**);

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER
(a **"Securityholder"** or **"you"**)

(collectively, the **"Parties"**)

This Agreement is being entered into by the Parties under National Policy 46-201 *Escrow for Initial Public Offerings* (the **Policy**) in connection with the proposed distribution (the **IPO**), by the Issuer, an emerging issuer, of common shares by prospectus

For good and valuable consideration, the Parties agree as follows:

PART 1 ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(1) You are depositing the securities **(escrow securities)** listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2) If you receive any other securities **(additional escrow securities)**:

(a) as a dividend or other distribution on escrow securities;

(b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d) from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to **escrow securities,** it includes additional escrow securities.

(3) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2 RELEASE OF ESCROW SECURITIES

2.1 Release Schedule for an Established Issuer

2.1.1 Usual case

If the Issuer is an **established issuer** (as defined in section 3.3 of the Policy) and you have not sold any escrow securities in a permitted secondary offering, your escrow securities will be released as follows:

On ______[mmdd], 20___, the date the Issuer's securities are listed on a Canadian exchange **(the listing date)**	1/4 of your escrow securities
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

2.1.2 Alternate meaning of "listing date"

If the Issuer is an established issuer, an alternate meaning for **listing date** is the date the Issuer completes its IPO if the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.1.3 If there is a permitted secondary offering

(1) If the Issuer is an established issuer and you have sold in a permitted secondary offering 25% or more of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 33 1/3%.

(2) If the Issuer is an established issuer and you have sold in a permitted secondary offering less than 25% of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
On the listing date	1/4 of your original number of escrow securities less the escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 33 1/3% after completion of the release on the listing date.

2.1.4 Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule in the tables above.

2.2 Release Schedule for an Emerging Issuer

2.2.1 Usual case

If the Issuer is an **emerging issuer** (as defined in section 3.3 of the Policy) and you have not sold any escrow securities in a permitted secondary offering, your escrow securities will be released as follows:

On ______[mmdd], 20__, the date the Issuer's securities are listed on a Canadian exchange **(the listing date)**	1/10 of your escrow securities
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the listing date.

2.2.2 Alternate meaning of "listing date"

If the Issuer is an emerging issuer, an alternate meaning for **listing date** is the date the Issuer completes its IPO if:

(a) the Issuer's securities are not listed on a Canadian exchange immediately after its IPO; or

(b) the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.2.3 If there is a permitted secondary offering

(1) If the Issuer is an emerging issuer and you have sold in a permitted secondary offering 10% or more of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 16 2/3%.

(2) If the Issuer is an emerging issuer and you have sold in a permitted secondary offering less than 10% of your escrow securities, your escrow securities will be released as follows:

For delivery to complete the IPO	All escrow securities sold by you in the permitted secondary offering
On the listing date	1/10 of your original number of escrow securities less the escrow securities sold by you in the permitted secondary offering
6 months after the listing date	1/6 of your remaining escrow securities
12 months after the listing date	1/5 of your remaining escrow securities
18 months after the listing date	1/4 of your remaining escrow securities
24 months after the listing date	1/3 of your remaining escrow securities
30 months after the listing date	1/2 of your remaining escrow securities
36 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the remaining escrow securities upon completion of the permitted secondary offering and no additional escrow securities, the release schedule outlined above results in the remaining escrow securities being released in equal tranches of 16 2/3% after completion of the release on the listing date.

2.2.4 Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule in the tables above.

2.3 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.4 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.5 Release upon Death

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative.

(2) Prior to delivery the Escrow Agent must receive:

(a) a certified copy of the death certificate; and

(b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

PART 3 EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1 Becoming an Established Issuer

If the Issuer is an emerging issuer on the date of this Agreement and, during this Agreement, the Issuer:

(a) lists its securities on The Toronto Stock Exchange Inc.;

(b) becomes a TSX Venture Exchange Inc. **(TSX Venture)** Tier 1 issuer; or

(c) lists or quotes its securities on an exchange or market outside Canada that its "principal regulator" under National Policy 43-201 *Mutual Reliance Review System for Prospectuses and Annual Information Forms* (in Quebec under Staff Notice, *Mutual Reliance Review System for Prospectuses and Annual Information Forms*) or, if the Issuer has only filed its IPO prospectus in one jurisdiction, the securities regulator in that jurisdiction, is satisfied has minimum listing requirements at least equal to those of TSX Venture Tier 1,

then the Issuer becomes an **established issuer.**

3.2 Release of Escrow Securities

(1) When an emerging issuer becomes an established issuer, the release schedule for its escrow securities changes.

(2) If an emerging issuer becomes an established issuer 18 months or more after its listing date, all escrow securities will be released immediately.

(3) If an emerging issuer becomes an established issuer within 18 months after its listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal installments on the day that is 6 months, 12 months and 18 months after the listing date.

3.3 Filing Requirements

Escrow securities will not be released under this Part until the Issuer does the following:

(a) at least 20 days before the date of the first release of escrow securities under the new release schedule, files with the securities regulators in the jurisdictions in which it is a reporting issuer

(i) a certificate signed by a director or officer of the Issuer authorized to sign stating

(A) that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition, and

(B) the number of escrow securities to be released on the first release date under the new release schedule, and

(ii) a copy of a letter or other evidence from the exchange or quotation service confirming that the Issuer has satisfied the condition to become an established issuer; and

(b) at least 10 days before the date of the first release of escrow securities under the new release schedule, issues and files with the securities regulators in the jurisdictions in which it is a reporting issuer a news release disclosing details of the first release of the escrow securities and the change in the release schedule, and sends a copy of such filing to the Escrow Agent.

3.4 Amendment of Release Schedule

The new release schedule will apply 10 days after the Escrow Agent receives a certificate signed by a director or officer of the Issuer authorized to sign

(a) stating that the Issuer has become an established issuer by satisfying one of the conditions in section 3.1 and specifying the condition;

(b) stating that the release schedule for the Issuer's escrow securities has changed;

(c) stating that the Issuer has issued a news release at least 10 days before the first release date under the new release schedule and specifying the date that the news release was issued; and

(d) specifying the new release schedule.

PART 4 DEALING WITH ESCROW SECURITIES

4.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more principals (as defined in section 3.5 of the Policy) of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the principals to the risks of holding escrow securities.

4.2 Pledge, Mortgage or Charge as Collateral for a Loan

You may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3 Voting of Escrow Securities

You may exercise any voting rights attached to your escrow securities.

4.4 Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5 Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this Agreement.

PART 5 PERMITTED TRANSFERS WITHIN ESCROW

5.1 Transfer to Directors and Senior Officers

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required approval from the Canadian exchange the Issuer is listed on has been received;

(c) an acknowledgment in the form of Schedule "B" signed by the transferee;

(d) copies of the letters sent to the securities regulators described in subsection (3) accompanying the acknowledgement; and

(e) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which it is a reporting issuer.

5.2 Transfer to Other Principals

(1) You may transfer escrow securities within escrow:

(a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(b) to a person or company that after the proposed transfer

(i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a certificate signed by a director or officer of the Issuer authorized to sign stating that

(i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer, or

(ii) the transfer is to a person or company that

(A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer, and

(iii) any required approval from the Canadian exchange the Issuer is listed on has been received;

(b) an acknowledgment in the form of Schedule "B" signed by the transferee;

(c) copies of the letters sent to the securities regulators accompanying the acknowledgement; and

(d) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(3) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which it is a reporting issuer.

5.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Schedule "B" signed by:

(i) the trustee in bankruptcy, or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer within escrow to a financial institution the escrow securities you have pledged, mortgaged or charged under section 4.2 to that financial institution as collateral for a loan on realization of the loan.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Schedule "B" signed by the financial institution.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund are limited to you and your spouse, children and parents, or, if you are the trustee of such a registered plan or fund, to the annuitant of the RRSP or RRIF, or a beneficiary of the other registered plan or fund, as applicable, or his or her spouse, children and parents.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Schedule "B" signed by the trustee of the plan or fund.

(3) Within 10 days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer.

5.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

PART 6 BUSINESS COMBINATIONS

6.1 Business Combinations

This Part applies to the following **(business combinations)**:

(a) a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer
(b) a formal issuer bid for all outstanding equity securities of the Issuer
(c) a statutory arrangement
(d) an amalgamation
(e) a merger
(f) a reorganization that has an effect similar to an amalgamation or merger

6.2 Delivery to Escrow Agent

You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the depositary, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination; and

(b) any other information concerning the business combination as the Escrow Agent may reasonably request.

6.3 Delivery to Depositary

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, any share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, any share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4 Release of Escrow Securities to Depositary

The Escrow Agent will release from escrow the tendered escrow securities when the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that:

(a) the terms and conditions of the business combination have been met or waived; and

(b) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities

If you receive securities **(new securities)** of another issuer **(successor issuer)** in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities if, immediately after completion of the business combination:

(a) the successor issuer is not an **exempt issuer** (as defined in section 3.2 of the Policy);

(b) you are a **principal** (as defined in section 3.5 of the Policy) of the successor issuer; and

(c) you hold more than 1% of the voting rights attached to the successor issuer's outstanding securities (In calculating this percentage, include securities that may be issued to you under outstanding convertible securities in both your securities and the total securities outstanding.)

6.6 Release from Escrow of New Securities

(1) As soon as reasonably practicable after the Escrow Agent receives:

(a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

(i) stating that it is a successor issuer to the Issuer as a result of a business combination and whether it is an emerging issuer or an established issuer under the Policy, and

(ii) listing the Securityholders whose new securities are subject to escrow under section 6.5,

the escrow securities of the Securityholders whose new securities are not subject to escrow under section 6.5 will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.3.

(2) If your new securities are subject to escrow, unless subsection (3) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(3) If the Issuer is

(a) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs 18 months or more after the Issuer's listing date, all escrow securities will be released immediately; and

(b) an emerging issuer, the successor issuer is an established issuer, and the business combination occurs within 18 months after the Issuer's listing date, all escrow securities that would have been released to that time, if the Issuer was an established issuer on its listing date, will be released immediately. Remaining escrow securities will be released in equal instalments on the day that is 6 months, 12 months and 18 months after the Issuer's listing date.

PART 7 RESIGNATION OF ESCROW AGENT

7.1 Resignation of Escrow Agent

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the securities regulators having jurisdiction in the matter and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination datewill not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the securities regulators with jurisdiction over this Agreement and the escrow securities.

PART 8 OTHER CONTRACTUAL ARRANGEMENTS

8.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5 Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

8.6 Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "**Documents**") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the securities regulators with jurisdiction as set out in section 10.6, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in

respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7 Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or wilful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9 NOTICES

9.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, B.C. V6C 3B9
Attention: Manager, Corporate Trust
Fax: 604-689-8144

9.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Ringbolt Ventures Ltd.
609 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Attention: Jason Walsh
Fax: 604-686-1616

9.3 Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

9.4 Change of Address

(1) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

9.5 Postal Interruption

A Party to this Agreement will not mail a document it is required to mail under this Agreement if the Party is aware of an actual or impending disruption of postal service.

PART 10 GENERAL

10.1 Interpretation - "holding securities"

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of, or control or direction over, the securities.

10.2 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this Agreement which are necessary to carry out the intent of this Agreement.

10.3 Time

Time is of the essence of this Agreement.

10.4 Incomplete IPO

If the Issuer does not complete its IPO and has become a reporting issuer in one or more jurisdictions because it has obtained a receipt for its IPO prospectus, this Agreement will remain in effect until the securities regulators in those jurisdictions order that the Issuer has ceased to be a reporting issuer.

10.5 Governing Laws

The laws of British Columbia (the "Principal Regulator") and the applicable laws of Canada will govern this Agreement.

10.6 Jurisdiction

The securities regulator in each jurisdiction where the Issuer files its IPO prospectus has jurisdiction over this Agreement and the escrow securities.

10.7 Consent of Securities Regulators to Amendment

Except for amendments made under Part 3, the securities regulators with jurisdiction must approve any amendment to this Agreement and will apply mutual reliance principles in reviewing any amendments that are filed with them. Therefore, the consent of the Principal Regulator will evidence the consent of all securities regulators with jurisdiction.

10.8 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

10.9 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

10.10 Language

This Agreement has been drawn up in the [English/French] language at the request of all Parties. Cette convention a été rédigé en [anglais/français] à la demande de toutes les Parties.

10.11 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

10.12 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

10.13 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized as a transfer agent by the Canadian exchange the Issuer is listed on (or if the Issuer is not listed on a Canadian exchange, by any Canadian exchange) and notice is given to the securities regulators with jurisdiction.

The Parties have executed and delivered this Agreement as of the date set out above.

The Corporate/Common Seal of
PACIFIC CORPORATE TRUST COMPANY
(the "Escrow Agent")
was affixed in the presence of) c/s

"Jeff Lunshof"

Authorized signatory

"Sandy Hunter"

Authorized signatory

The Corporate/Common Seal of
RINGBOLT VENTURES LTD.
(the "Issuer")
was affixed in the presence of) c/s

"Derrick Strickland"

Authorized signatory

"Jason Walsh"

Authorized signatory

If the Securityholder is an individual:
MIKE MAGRUM
Signed, sealed and delivered by
in the presence of:

"Ismara Corea") "M. Magrum"

Signature of Witness) Signature of Security Holder

Ismara Corea

Name of Witness

If the Securityholder is an individual:
DERRICK STRICKLAND
Signed, sealed and delivered by

in the presence of:
"Ismara Corea"

Signature of Witness

Ismara Corea

Name of Witness

"Derrick Strickland'

Signature of Security Holder

If the Securityholder is an individual:

Signed, sealed and delivered by
CHASE MANALO
in the presence of:

"Samuel Miller"
Signature of Witness

Samuel Miller
Name of Witness

"Chase Manalo"

Signature of Security holder by his Trustee
Jason Walsh

If the Securityholder is an individual:

Signed, sealed and delivered by
MATIYA MANALO
in the presence of:

"Ralf Hillebrand"

Signature of Witness

Ralf Hillebrand
Name of Witness

"Jason Walsh"

Signature of Security holder by her Trustee
Jason Walsh

The Corporate/Common Seal of
753050 B.C. LTD.
was affixed in the presence of:
"Barry Saxe"

Authorized signatory

Authorized signatory

c/s

If the Securityholder is **not** an individual:

The Corporate/Common Seal of
BUA CAPITAL MANAGEMENT
was affixed in the presence of:
"Jason Walsh"

____
Authorized signatory

c/s

____
Authorized signatory

If the Securityholder is **not** an individual:

The Corporate/Common Seal of
TYRO INDUSTRIES
was affixed in the presence of:

"Derrick Strickland'

____
Authorized signatory

c/s

____
Authorized signatory

Schedule "A" to Escrow Agreement

Securityholder

Name: **MIKE MAGRUM**

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common shares	*1,468,750*	

Schedule "A" to Escrow Agreement

Securityholder

Name: **753050 B.C. LTD.**

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common shares	*1,350,000*	

Schedule "A" to Escrow Agreement

Securityholder

Name: BUA CAPITAL MANAGEMENT LTD.

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common shares	*1,250,000*	

Schedule "A" to Escrow Agreement

Securityholder

Name: **TRYO INDUSTRIES LTD.**

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common shares	*500,000*	

Schedule "A" to Escrow Agreement

Securityholder

Name: DERRICK STRICKLAND

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common shares	*175,000*	

Schedule "A" to Escrow Agreement

Securityholder

Name: **CHASE MANALO**

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common shares	*100,000*	

Schedule "A" to Escrow Agreement

Securityholder

Name: **MATIYA MANALO**

Securities:

Class or description	*Number*	*Certificate(s) (if applicable)*
Common shares	*100,000*	

Schedule "B" to Escrow Agreement

Acknowledgment and Agreement to be Bound

I acknowledge that the securities listed in the attached Schedule "A" (the "escrow securities") have been or will be transferred to me and that the escrow securities are subject to an Escrow Agreement dated ________________________ (the "Escrow Agreement").

For other good and valuable consideration, I agree to be bound by the Escrow Agreement in respect of the escrow securities, as if I were an original signatory to the Escrow Agreement.

Dated at __________________ on _____________.

Where the transferee is an individual:

Signed, sealed and delivered by **[Transferee]** in the presence of:	)
______________________________ Signature of Witness	)
______________________________ Name of Witness	) ______________________ **[Transferee]**

Where the transferee is not an individual:

[Transferee]

____
Authorized signatory

____
Authorized signatory

RECEIVED
2003 SEP 30 A 8:35
OFFICE OF INTERNATIONAL CORPORATE

An Evaluation of the Hornby Basin Property, NTS 86 K 14 Great Bear Lake Area, NWT

Longitude 117° 16' west
Latitude 66° 51' north


For

Table of Contents

List of Tables

List of Figures

List of Photographs

Summary

The Hornby Basin Property consists of 4 contiguous mineral claims on NTS claim sheet 86 K 14. Ringbolt Ventures Ltd. has entered into a purchase agreement to acquire a 100% interest in the Property subject to a royalty, by making payments of $100,000 and 1,000,000 shares, to the Vendors, Kalac Holdings Ltd and Trevor Teed.

The property is located north of the east-end of Great Bear Lake, 430 km northwest of Yellowknife, NT, 80 km north of Port Radium.

The region was initially explored for radium due to the discovery of the radium mines at Port Radium. Subsequent exploration efforts focused on uranium potential and in the 1970's a number of uranium showings were identified, including the RAH and Wet 24 occurrences which are located on a contiguous, unrelated property (Corhill) where elevated gold, platinum and palladium are identified in association with uranium occurrences.

The geology of the area is similar to that which hosts the high-grade uranium deposits which occur in the Athabaska Basin in Saskatchewan. Alternatively, and not exclusively, the geology resembles that which hosts IOCG deposits such as those that occur to the south of the Hornby Basin Property on the Longtom Property, or Nico Property, or the Olympic Dam Deposit in Australia. The Wet 24 in particular resembles an IOCG deposit.

The geology of the Hornby Basin Property is geologically similar to that which hosts billion dollar uranium deposits elsewhere in the world and further exploration is warranted.

The work program proposed would be effective to evaluate the property, with the second phase contingent upon the results of the first phase.

Introduction and Terms of Reference

This report has been prepared at the request of Mr. Mike Magrum, director of Ringbolt Ventures Ltd. The writer was asked to review available data on the Hornby Basin Property and to make recommendations for further exploration if warranted. No other purpose was stated.

The writer has had 12 years of exploration experience working in the Bear Structural Province since 1992 and has worked on showings on adjacent properties and in a generally comparable geological setting at Port Radium and Contact Lake, 80 km to the south.

A number of assessment reports filed at the Mine Recorders office in Yellowknife and available online through NORMIN (www.normin.com) were reviewed. Much of this report is based upon these reports.

The writer visited the property of July 12, 2005 while examining an adjacent property. No outcrops were visited and no samples were collected, as it was not considered critical to the merit of the property.

Reliance on Other Experts

The following information cited in this report is taken from sources which, while presented as accurate, cannot or have not been confirmed:

1. Claims Information: Information concerning the location, shape and status of the mining claims comprising the property has been taken from the government website at www.sidviewer.com . Title to the property has not been confirmed and the author is not responsible for confirming title.

2. Previous Reports: All assessment reports cited predate NI 43-101 and may not meet current standards. Analytical results reported do not meet current standards of reporting and are referenced for historical purposes only.

3. Geology: The Geology sections are substantially all after Blackwell, J.D. 1988.

Property Description and Location

The property consists of 4 contiguous mineral claims on the 86K14 claim sheet centered around 117° 16' west longitude and 66° 51' north latitude. These staked claims are shown, together with acreage, ownership, and status, are shown on Table 1. Figure 3 is from the official website for Indian and Northern Affairs Canada showing the claims on a portion of the 86K14 claim sheet.


LEGEND
Geon 0-5 cover
Geon 7-16 cover
Geon 18-19 (?) cover
Geon 18 magmatic zone
Geon 19 magmatic zone
Geon 18-20 cover
Geon 18-25 (?) basement
Geon 18-32 (?) basement
Geon 25-39 basement
ARCTIC PLATFORM
MAP AREA
Coppermine Homocline
CORONATION GULF
Lupin Mine Au
SLAVE CRATON
Discovery Mine Au
Con Mine Au
MACKENZIE PLATFORM
GREAT SLAVE LAKE
CHURCHILL
HINTERLAND
Thelon Basin
0 50 100
kilometres
Temporal classification of principal geotectonic elements adjacent to the Slave Craton after GSC open file 2559 (1994)

Figure 1 Location of Property

Table 1, Claim Status as of August 25, 2005

Owner	Claim Number	Claim Name	NTS Sheet	Recorded Date	Anniversary Date	Acres
Teed	F98641	ER 1	086K14	21/10/2005	21/10/2007	2,054
Teed	F98642	ER 2	086K14	21/10/2005	21/10/2007	1,960
Teed	F98643	ER 3	086K14	21/10/2005	21/10/2007	2,556
Teed	F98644	ER 4	086K14	21/10/2005	21/10/2007	2,518
Total						**9,088**

The claims may be held for up to 10 years in total, provided that a minimum expenditure of allowable work of $2.00 per acre per year is completed. This must be filed and accepted on each claim annually after year two. Permits may be required for certain work according to the Mackenzie Valley Land and Water Board Regulations. No permits are required for the work described in section "Recommendations."

No environmental liabilities are known to exist on the property.

Figure 1 shows the general location of the property.

An agreement dated July 7, 2006 between Ringbolt Ventures Ltd. (the "Purchaser") and Kalac Holdings Ltd. and Trevor Teed each with 50% interest (collectively the "Vendors") sells 100% of the Vendors interest in the property to the Purchaser for consideration of $100,000, 1,000,000 shares, and a 2% Net Smelter Return royalty. The Purchaser may purchase up to a maximum of 1% Net Smelter Royalty for $1,000,000.

Access, Local Resources, Infrastructure and Physiography

The Hornby Basin Property is located north of the east-end of Great Bear Lake, 430 km northwest of Yellowknife, NT, 80 km north of Port Radium. The property is located on NTS map sheet 86K14 centered at 117° 00' west longitude and 66° 50' north latitude (Figure 2).



Coronation Gulf
Dease Arm
McTavish Arm
Great Bear Lake
Hornby Bay
Eldorado Mine
John
Ron
Bear Mt
Osprey Gorge
Duke Creek
Bear Valley
Munch
Tabb
Contact
Coppermine River
Scale, kilometres
0
20
40
60
80
116
66
PALEOZOIC
Old Fort and Saline River Frmn
Hadrynian
Rae Group
Helikian
Coppermine River Group
Dismal Lake Group
Hornby Bay Group
Wopmay Orogen
Great Bear Magmatic Zone
Hepburn Metamorphic and Plutonic Units
Uranium Occurrences
ARCTIC PLATFORM
MAP AREA
DRWGCL 2006, after Blackwell, 1988 and Geol Surv. Can Open File Report 2559, 1994
Figure 2

Figure 2, Location of Claims and uranium occurrences


ArcIMS HTML Viewer Map
Legend
Communities
Mineral Leases
Active
Active Mineral Claims
Active
Leased
Pending
Prospecting Permits
Active
NWT-Nunavut Border
Rivers 1m
Lakes 1m
Hudson Bay Shoreline 1m
Land 1m
Red Outline marks the four mineral claims constituting the Ringbolt Property

Figure 3. Portion of Claim map from DIAND's SIDViewer website., September 2006

Terrain is characterized by low rolling hills with occasional abrupt topography. Trees are rare with low willow and scrub brush in protected valleys or low areas. The property straddles a drainage divide, with the Fault River flowing westward to Great Bear Lake and the Bigtree River flowing eastward toward the Coppermine River.

Temperatures range from short warm summers to long cold sub-arctic winters. There can be substantial winds in the summer.

Fauna is seasonally abundant with migrating waterfowl and other birds, caribou, and grizzly bear.

Access is by float plane from Yellowknife. Bulk materials have historically been trucked by winter road up to Port Radium or by barge across Great Bear Lake from Deline. No winter road hauls are currently active into Port Radium.

Surface rights will be required to construct mines and mineral processing facilities regulated by the Mackenzie Valley Land and Water Board. Consultation is required

under these regulations with all affected communities. This includes the Sahtu First Nations, but may also include the North Slave Metis Alliance and others. Exploration by several groups is occurring in the Sautu region, but this does not guarantee exploration from others will be permitted.

There are sufficient water and land available to design conventional a conventional mine, mill and tailings disposal containment. No power is currently available in the immediate area. Personnel for mining, milling and support services may be available in the nearby towns such as Deline (150 km) or elsewhere in Canada.

The working season is dependant upon what work is being completed. Access can be year round by air or combination of air and land. There is limited daylight during winter, which limits VFR flights. Ground transportation by foot can be year round, and snow machines operate best once the ground is frozen and lakes have attained reasonable ice thicknesses. Vehicular traffic during non-frozen conditions should be limited due to ground rutting.

Operating conditions for mining if warranted, requested and issued may contain restrictions to allow for migratory animals, disturbances of archaeological or spiritual sites as well as discharge restrictions. Employment standards would apply, as would WCB regulations.

History

Work specifically covering the property are from surveys done in a regional context by BP Minerals Ltd in 1978, and Uranerz Exploration and Mining Limited in 1978. Other programs are more regional in extent and refer to the property only in a general sense.

Exploration for radium, and subsequently uranium and silver commenced in the Port Radium area of Great Bear Lake in the early 1930's following the identification of secondary cobalt and nickel mineralization on the east side of the lake by the Geological Survey of Canada. Prospectors likely followed the Fault River eastward from Hornby Bay around this time, although there is limited recorded history of this work. There is no known mineralization on the Hornby Basin Property (see section titles "Mineralization") so all descriptions of showings and occurrences are on adjacent properties.

Regional work by BP Minerals Ltd in 1978, and Uranerz Exploration and Mining Limited in 1978 include regional surveys covering portions of the property. The results of this work is presented in the section "Geophysics" No mineralization on the Property was identified, however the property was found to be underlain by Hornby Basin Group rocks.

Geological Setting

Regional Geology

The regional geology is reported in GSC Open File Report No. 2559 (1993) and on GSC Map No. 1546A (1982) and is summarized below.

The Bear Structural Province is located on the western margin of the Slave Structural Province, and is subdivided into three principal terrains with the GBMZ comprising the central zone of the north-south striking Proterozoic belt of rocks (ca 1.840-1.860 GA). The GBMZ includes the McTavish Supergroup of igneous and related rocks, and three spatially, compositionally, or geometrically distinct intrusions.

The McTavish Supergroup is subdivided into the Sloan, and Labine Groups, each of which is subdivided into 3 and 4 formations respectively. These are further subdivided into members which can be isolated into distinct calderas, 3 to 5 km in diameter.

Intrusions range from subconcordant subvolcanic sills and laccoliths, to clearly discordant dykes and stocks. The earliest intrusions are the Mystery Island Intrusive Suite, denoted G1m and consist of medium-grained diorite, quartz monzonite, quartz syenite and granodiorite forming semiconcordant sheets. G-2 intrusions include diorite, monzodiorites and quartz monzonites whereas the G-3 intrusions include megacrystic granites and granodiorites, forming larger, more regionally discordant plutons.

The G1m monzonites are equigranular quartz-poor intrusions that commonly have induced significant zoned alteration effects within their host rocks. A bleached, albite-rich domain proximal to the intrusion progresses to a magnetite actinolite apatite pods, breccias and dissemination through to an outer zone of pyrite (marcasite) and chalcopyrite.

The Helikian Hornby Bay siliciclastic rocks unconformably overly the Aphebian McTavish Group igneous rocks with a shallow-dipping unconformity surface. The rocks immediately underlying the unconformity surface are deeply weathered and oxidized with prominent hematite development.

The Hornby Bay Group is comprised of 4 units. The lower-most fluvial sandstone and conglomerate reveals a westward depositional trend. It is dominated by a pink-weathering, hematite-stained cross-bedded to laminated quartz-rich sandstone. This unit grades upwards through to a marine succession including stromatolitic dolostone and minor mudstone layers. This unit in turn grades upwards into a feldspathic quartz-rich sandstone and red and green mudstones.

Numerous faults transect the area, most notably north to northeast striking faults. These are considered to have dominantly pre-Hornby Bay dextral strike-slip displacement with subsequent post-Hornby Bay dip-slip movement.

Extensive hematite alteration, and unique "Giant Quartz Veins" bodies of quartz that can be more than 20 metres wide and 20,000 metres in length appear to be spatially-related to these late faults.

The Giant Quartz Veins contain crustiform to massive quartz, chlorite-hematite quartz breccias, and significant uranium and copper mineralization. The Rayrock Mine at the south-end of the Great Bear Magmatic Zone is a past-producer that exploited uranium mineralization in a Giant Quartz Vein.

Table 2, Table of Formations after Hildebrand (1980)

Age	Group	Formation	Lithology
Phanerozoic			Drift, cover eskers
Upper Proterozoic	Coppermine		Basalts, redbed successions, sandstone minor siltstone
	Dismal Lake		Mudstone, dolostone
	Hornby Bay		Siliciclastic rocks, quartz-rich sandstone, conglomerate, minor basalt (dated 1,663 +/- 8 Ma
Middle Proterozoic			Diabase and Gabbro
Early Proterozoic	Sloan	Diabase	Altered diabase
		Mulligan Porphyry	Plagioclase-quartz porphyry
		Domex	Dacite and rhyodacite flows and tuffs
	Labine	Feniak	Submarine crystal tuff, devitrified ashstone and related epiclastics
		Cameron Bay	Planar and cross-bedded volcanic-lithic and feldspathic sandstone, siltstone and mudstone. Memebers include Lrf4, Rocher Rouge Tuff, Achook Andesite, Western Channel Tuff, Doghead Tuff, Lrf3, Stevens Tuff, Lrf2, MacKenzie Tuff, Lindsley Tuff, Lrf1, and Lt.
		Echo Bay	Prophyritic andesite flows and breccias and related epiclastics. Members include Sparkplug Lake, Surprise Lake, Cobalt Porphyry, and Mile Lake.
		Port Radium	Thin bedded, fine grained sandstone and siltstone, minor carbonate interbeds

All Precambrian rocks above are part of the McTavish Supergroup.

Property Geology

This section is largely drawn from Blackwell (1988).

The Hornby Basin Property is underlain by rocks of the Hornby Bay Group which occurs as a relatively flat-lying Proterozoic sedimentary deposits overlying intermediate to felsic rocks of the Echo Bay Formation of the McTavish Supergroup. The contact between the two groups is the favourable contact for Athabaska Basin-type uranium mineralization. The Echo Bay Formation is intruded by granitoid rocks. These granitoid rocks include those considered to be responsible for the IOCG mineralization at Fortune Mineral Ltd.'s Nico Deposit in the southern Bear Province, 300 km to the south, and is one of the targets at Alberta Star Develoment's Contact Lake claims 75 km to the east. The target granitoids (granites, monzonites, syanites) are typically very magnetic.

Early Proterozoic Rocks

The Echo Bay Formation rocks are dominated by a compositionally homogenous, massive, pink to red-weathering rhyodacite with minor tuff and chert on the property. It is typically strongly fractured and forms rubbley outcrops with hematite stained fracture surfaces.

Early Intrusive Rocks

Coarse-grained equigranular to moderately feldspar-phyric granites containing biotite (chloritized) and minor fluorite, epidote, and hematite occur southeast of RAH and FAR lakes. This intrusion appear to be a G1m equivalent of the Mystery Island Intrusive Suite. North of RAH Lake, an equigranular medium-grained feldspar-quartz-hornblende +/- biotite occurs that varies in composition from monzonite to granite and may be correlative to the G2m equivalent of the Mystery Island Intrusive Suite.

Late Proterozoic Rocks

The Hornby Bay Group is an unmetamorphosed fluviatile sequence including quartz pebble and polymictic conglomerates, quartz sandstone, and locally red arkosic sandstone, volcanic cobble conglomerates and thin basalt flows. These lie unconformably overtop of the Ealry Proterozoic and intrusive rocks with a shallow-dipping surface, very close to today's surface.

The unconformity surface is characterized by pervasive hematite minor clay, and local zones of silicification and manganese deposition. Local depressions, some interpreted to be grabens are defined by linear development (040° to 060° strike) of more intense alteration, plus the localization of arkose, and increased volcanic component in the overlying Hornby Bay Group sediments.



Photograph 1. Photograph of the Hornby Basin Property as the elevated terrain in the distance, with underlying Echo Bay Formation rocks in the foreground.



Photograph 2. Hornby Bay Group rocks form a prominent plateau on top of Echo Bay Formation rocks.

Structure

The Fault River and the RAH Fault strike 040° to 060° and are dominant structures in the area. Numerous parallel faults occur, including the structure associated with the Wet 24 occurrence. These are all dextral strike-slip faults with displacements up to 15 km. Minor faults and joints at 040° to 060° and 100° to 120° are considered conjugate sets by Blackwell. Post Hornby Bay Group reactivation of the 040° to 060° structures with both strike-slip and normal dip-slip movement is postulated to form both graben structures as well as a cross fault pattern at 070° to 090° that locally terminates Hornby Bay Group units.


Current Claim Outline
8a
7b
7a
8b
Lady Kyr Lake
River
Creek
66°54'
66°48'
117°42'
117°12'

Figure 4. Aeromagnetics superimposed upon regional geology after Bottriel and Paterson, 1978. Unit 8a is Hornby Group sandstone, Unit 7b is Echo Bay Group volcanic rocks.

Geophysics

A property-wide TDEM survey was flown by Ringbolt Ventures in 2006 covering the Hornby Basin Property. This is the extent of the work done on the property except as described by Boniwell (below), and Bottriell and Paterson (regional reconnaissance mapping). The survey was contracted to Geotech Airborne of Aurora Ontario. Preliminary maps reveal magnetic features identified by Boniwell (1978) as likely being related to late stage intrusions.


PRELIMINARY
RINGBOLT VENTURES
NWT, Canada
Geotech TDEM System
Total Field Magnetics

Figure 5. Aeromagnetic survey flown by Ringbolt reveals magnetic units not indicated by geology (Figure 4.)

Boniwell points out in a 1978 report that a late stage granite is magnetically dominant, and was found to posses a "hot" radioactive character.

The long arc-like feature that is magnetically high throughout much of the property, but magnetically low within the presumed granite at the south-end of the property could be a basin-margin fault, similar to others noted in the area.

Two preliminary electromagnetic survey results were examined, neither of which reveled any conductors of note. It is suspected that additional processing may enhance subtle deep conductors not readily apparent.

Deposit Types

There are no known deposits on the property. It could potentially host Athabaska Basin uranium deposits, as well as those referred to as iron oxide copper gold (IOCG) deposits.

Lambert,I., McKay, A., and Miezitis, Y. (1996) in *Australia's uranium resources: trends, global comparisons and new developments*, Bureau of Resource Sciences, Canberra, with their later paper: *Australia's Uranium Resources and Production in a World Context*, ANA Conference October 2001 report the following.

Uranium deposits world-wide can be grouped into 14 major categories of deposit types based on the geological setting of the deposits (OECD/NEA & IAEA, 2000). Australian uranium deposits can be grouped into 6 of these categories, with some mineralization in two further ones. The two dominant deposit types are unconformity-type, and breccia-hosted (IOCG).

Unconformity-related deposits arise from geological changes occurring close to major unconformities. Below the unconformity, the metasedimentary rocks which host the mineralization are usually faulted and brecciated. The overlying younger Proterozoic sandstones are usually undeformed.

Unconformity-related deposits constitute approximately 33% of the World Outside Centrally Planned Economies Area (WOCA)'s uranium resources and they include some of the largest and richest deposits. Minerals are uraninite and pitchblende. The main deposits occur in Canada (the Athabasca Basin, Saskatchewan and Thelon Basin, Northwest Territories); and Australia (the Alligator Rivers region in the Pine Creek Geosyncline, NT and Rudall River area, WA).

Unconformity-related deposits constitute a major proportion (20%) of Australia's total uranium resources, and much of Australia's total production since 1980 has been mined from two of these deposits - Nabarlek (now mined out) and Ranger 1 & 3. Other major deposits in the Alligator Rivers region are Jabiluka, Koongarra and Ranger 68.

Today, all of Canada's uranium production is from unconformity-related deposits - Key Lake, Cluff Lake, Rabbit Lake (all now depleted), and McClean Lake and McArthur River deposits. Other large, exceptionally high grade unconformity-related deposits currently being developed include Cigar Lake (averaging almost 20% U_3O_8, some zones over 50% U_3O_8).

The deposits in the Athabasca Basin occur below, across and immediately above the unconformity, with the highest grade deposits situated at or just above the unconformity (eg Cigar Lake and McArthur River). In the Alligator Rivers region, the known deposits are below the unconformity and like their Canadian counterparts, are generally much lower grade.

Uranium exploration in the Alligator Rivers region and Arnhem Land has been restricted since the late 1970s because of political and environmental factors. Much of the Alligator Rivers region and Arnhem Land have only been subjected to first pass exploration designed to detect outcropping deposits and extensions of known deposits, eg Jabiluka 2 was found by drilling along strike from Jabiluka 1.

There has been very little exploration to locate deeply concealed deposits lying above the unconformity similar to those in Canada. It is possible that very high grade deposits occur in the sandstones above the unconformity in the Alligator Rivers/Arnhem Land area.

The Kintyre deposit in the Rudall River area is similar to the deposits in the Alligator Rivers region. Metallurgical tests have shown that Kintyre ore can be radiometrically sorted and upgraded prior to milling and processing.

The Coronation Hill Au-Pt-Pd deposit is located in the valley of the South Alligator River (latitude 13'35'S, longitude 132'36'E) in the Northern Territory, Australia. Coronation Hill is one of thirteen sites in the South Alligator Valley at which uranium was mined prior to 1964, and which has been the site of renewed exploration interest for precious metals since 1984.

The Athabaska Basin uranium model is shown below, drawn from Harvey and Bethune (undated) from the Key Lake Unconformity-type uranium deposit.


Development of regional S_1 foliation, paralleled by isoclinal F_1 axial planes.
Late-D_1 mylonite zones concentrated in the graphite-bearing units proximal to the Archean basement/cover contact.
Intrusion of pre-D_2 possibly uraniferous, pegmatite sheets sub-parallel to the S_1 foliation, concentrated in the highly sheared graphitic units
Dated at approximately 1812 Ma (Annesley et al., 1999).
Deformation characterized by NE-trending, SW- and NW-dipping, tight to open, Z-asymmetric F_2 folds.
Initiation of brittle-ductile, E-W trending, foliation sub-parallel faults.
Concentrated in the highly sheared graphitic units
e)
Paleovalley
Period of uplift, erosion, paleovalley and regolith formation, followed by Athabasca Group deposition.
Post-Athabasca reactivation of E-W trending faults as reverse faults, characterized by a major reverse fault with 10-12 m offset.
f)
Initial uranium mineralization at the intersection of, and along, the major reverse fault and the sub-Athabasca paleovalley.
Graphitic metasediments
Non-graphitic metasediments
Athabasca Group
Pre-D_2 Pegmatite sheets
Trace of S_1 foliation
Trace of mylonitic fabric
Isoclinal F_1 folds
F_2 Axial trace
Initial E-W trending faults
Reactivated E-W trending faults
Uranium mineralization

Figure 2: Cross-sectional sequence of events, leading to the formation of the Key Lake-Deilmann mineralization.

Note the polydeformed late Archean-early Proterozoic basement, the deposition of the mid to late Proterozoic siliciclastic sediments, and the reactivation of the early basement faults. Uranium mineralization at Key Lake is within the basement rocks or at the unconformity. It may also occur above the unconformity surface, such as has been identified north of the Corhill Property at the Pec and Yuk showings.

The IOCG model

Lambert,I., McKay, A., and Miezitis, Y. (1996) in *Australia's uranium resources: trends, global comparisons and new developments*, Bureau of Resource Sciences, Canberra, with their later paper: *Australia's Uranium Resources and Production in a World Context*, ANA Conference October 2001 also report the following.

The Olympic Dam deposit is one of the world's largest deposits of uranium, and accounts for about 66% of Australiaís reserves plus resources. The deposit occurs in a hematite-rich granite breccia complex in the Gawler Craton. It is overlain by approximately 300 metres of flat-lying sedimentary rocks of the Stuart Shelf geological province.

The central core of the complex is barren hematite-quartz breccia, with several localised diatreme structures, flanked to the east and west by zones of intermingled hematite-rich breccias and granitic breccias. These zones are approximately one kilometre wide and extend almost 5 km in a northwest-southeast direction. Virtually all the economic copper-uranium mineralization is hosted by these hematite-rich breccias. This broad zone is surrounded by granitic breccias extending up to 3 km beyond the outer limits of the hematite-rich breccias.

The deposit contains iron, copper, uranium, gold, silver, rare earth elements (mainly lanthanum and cerium) and fluorine. Only copper, uranium, gold, and silver are recovered. Uranium grades average from 0.08 to 0.04% U_3O_8, the higher-grade mineralisation being pitchblende. Copper grades average 2.7% for proved reserves, 2.0% for probable reserves, and 1.1% for indicated resources. Gold grades vary between 0.3-1.0 g/t.

Details of the origin of the deposit are still uncertain. However the principal mechanisms which formed the breccia complex are considered to have been hydraulic fracturing, tectonic faulting, chemical corrosion, and gravity collapse. Much of the brecciation occurred in near surface eruptive environment of a crater complex during eruptions caused by boiling and explosive interaction of water (from lake, sea or groundwater) with magma.

Mineralization

A number of uranium and precious metal showings have been identified on adjacent properties. Most of these showings are similar to Athabaska-type uranium deposits, or alternatively, iron oxide copper gold ("IOCG") deposit models, additional areas of the property warrant exploration.

No showings were observed on the Hornby Basin Property.

Exploration

There is no recent exploration to report except the airborne geophysics reported above. Regional work in the past considered land including the current property, but no reports concerning this property have been filed except as previously disclosed in "Geophysics". The geophysics discussed under the section "Geophysics" A long arc-like magnetically high throughout much of the property, but magnetically low within the presumed granite at the south-end of the property could be a basin-margin fault, similar to others noted in the area. The magnetic high at the southern portion of the property could be an intrusive granitoid.

Drilling

No drilling was completed on the property.

Sampling Method and Approach

The author was on the ground prior to the staking of this property, as part of a review of an adjacent property. No samples were collected from the property at that time. Sampling from prior exploration was not examined and could not be verified.

Sample Preparation, Analyses and Security

No samples were collected from the property. Sample preparation, analysis and security of prior sampling could not be confirmed.

Data Verification

No samples were collected from the property, so no verification was completed. Convention would be to collect duplicate samples (none collected) and insert blank and known standards into the sample stream (none were inserted). Additionally, separate laboratories would be used to check for inter-laboratory variations (none were used). These would be examined statistically to see if the blanks returned true zeros (none were tested), the duplicate samples returned reasonably similar results (none were returned) and that the laboratory standards were reported within reasonable accuracy (none were tested).

The effect of the author not conducting any data verification program and inability to comment on previous sampling programs has no effect on the project at this stage as the project focuses on general geological environment. The author can confirm this on a regional basis from past work in the area.

Adjacent Properties

Commencing in the 1970's, many companies focused on the Hornby Bay Group rocks exploring for uranium deposits. Many occurrences were identified in the sub-Hornby Bay Group rocks (Figure 2). Notably, Aquitaine discovered the Pec and Yuk uranium occurrences within sandstone of the Hornby Bay Group rocks at Dismal Lake. Assays of this mineralization is shown below on Table 2.

The Corhill Property of Xemplar Energy Corp was visited during the same time as the Hornby Basin Property was visited. Information in this report is not necessarily indicative of mineralization on the Hornby Basin Property. A number of showings are known on the Corhill Property, including those described below, and shown on figure 6.

In the mid 1950's Canadian Nickel Co. conducted reconnaissance exploration including the Corhill Property area, identifying small, tabular unconformity-related manganese deposits.

Table 3, Assays reported by Salat, M., and Arnaud, M, 1970 for Pec and Yuk occurrence.

Sample	U %	V Ppm	Mo ppm	Pb ppm	Zn ppm	Cu Ppm
DIL 2	1.88	-	100	900	55	2175
DIL 3	0.16	-	ND	210	9	272
DIL 7b	2.00	90	15	1250	25	2500
DIL 8a	1.20	220	ND	825	65	1850
DIL 8b	2.60	210	10	675	80	3800
DIL 8c	0.40	120	ND	180	55	650

*reported as rock samples, no width reported

In the mid 1970's, a regional lake water geochemistry program by Cominco Ltd identified anomalous areas east of the Fault River which led to the discovery of the RAH

showings in 1976. Massive pitchblende and coffinite was identified in veins and fractures and 19 km of the fault system were staked (Herring, B.G. and Delpierre, M.E.R., 1977). Eight trenches totalling 29 lineal metres were excavated exposing narrow hematite-stained veins and fractures up to 10 cm wide within coarse-grained granites of the Great Bear Magmatic Zone. Pitchblende and coffinite occurred over narrow intervals within these rocks.

Table 4, Assays from Cominco's 1976 sample program on the RAH showing.

Trench	Width Metres*	U3O8 %
1	0.76	0.250
2	1.52	0.077
3	1.77	0.249
4	0.70	0.090
5	1.83	0.050
6	2.01	1.525
7	1.10	0.955
8	1.00	2.488

*true width

Cominco notes that although generally low gold and silver values were obtained, vein material from trench #3 returned 32.91 grams per tonne gold, 67.2 grams per tonne silver, and 16.46 grams per tonne platinum (Herring, B.G. and Delpierre, M.E.R., 1977).

Table 5, List of assays reported by Cominco from ddh 78-6.

Interval Metres	Length Metres*	U3O8 %	Au Ppb	Pt ppb	Pd Ppb
17.60-17.73	0.13	-	900	860	2650
20.47-21.56	0.34	0.441	350	98	165
41.10-41.53	0.30	0.31	270	<25	19
41.73-41.96	0.16	1.25	920	560	900
44.22-44.48	0.18	0.88	740	360	680
67.10-72.90	5.80	-	129	105	62

*true width is unknown

In 1987 Aber Resources Ltd. restaked the area and conducted a regional prospecting program. Two hundred and fifty seven rock samples were selected covering a range of radioactive and non-radioactive outcrops with the intent to assess the precious metal potential of the claims. Forty five percent of the samples yielded results greater than detection limit (1 ppb), 20% were greater than 10 ppb (Blackwell, 1988). It was found that anomalous gold concentrations were associated with fractured McTavish Group rocks, quartz veins, or silicified, hematite or sulphide-altered rocks with some anomalous radioactivity. The most significant precious metal values were located at the original

RAH showing, the RAH 30 showing located 3.6 km northeast of RAH, the Wet 24 showing and its possible extension 5.3 km to the northeast, and the Cor 19 prospect.


ER 3
ER 4
ER 1
ER 2
Wet 24
Rah 29
Rah 30
Rah 2
Legend
Wet116
Hot 122
Cor 19
N

Figure 6. Location of showings on adjacent properties.

RAH Showing

The RAH Showing is on the adjacent Corhill Property. The showing was discovered by Cominco Ltd in 1976. The showing is well exposed along the east-side of RAH Lake, however extensions of the mineralization are considered to be likely into less exposed areas. The showing has been trenched and sampled, but only one drillhole has been reported (Blackwell, 1988).

Aphebian granites are exposed along the eastern-side of RAH lake. Numerous minor fractures and shears, generally less than 2 metres in width are exposed in an area 400 x 100 m in size. Large fractures are commonly filled with sandstone.

Trenching (8 trenches in 1976, 8 trenches in 1977) have exposed 18 veins varying from 2 to 30 metres in length and up to 3 metres in width. Significant values are shown below on Table 6.

Table 6, List of significant precious metal values (after Blackwell, 1988).

Trench	Vein Length Metres	Width* metres	Au ppb	Pt ppb	Pd ppb
76-1	2	1.6	262	94	69
76-2	8	0.5	177	23	29
76-3	25	0.1	25989	26503	35006
76-4	30	1.5	270		
76-5	20				
76-6	3	1.5	367	379	225
76-7	10	1.0	912	155	474
76-8	6	0.2	4032	1960	1533
77-1	2	3.0	240	276	198
77-2	3	1.0	149	25	54
77-3	-				
77-4	-				
77-5	7	0.67	1640	1390	570
77-6	-				
77-7	6	1.5	660	462	734
77-8	2	1.0	49	25	<10

* true width not reported. Samples are assumed to represent true width.

In all cases, high precious metal values are confined to pitchblende bearing veins, although the precious metal concentration was not directly proportional to the concentration of pitchblende. The fresh granite returned only detection limits in gold, platinum and palladium.

Precious metals were detected in veins that contained uraninite, coffinite, pitchblende, chalcopyrite, covellite, emplecite, various tellurides, electrum, native gold, and sylvanite. Gangue assemblages include quartz, hematite, chlorite, and carbonate.

Wet 24 Showing

The Wet 24 showing was located by Cominco in 1978. A single 6.4 metre long trench was blasted into a silicified hematite-matrixed breccia within rhyodacite tuffs of the Echo Bay Formation.

The showing is exposed along a ridge immediately northeast of the Fault River, as a series of 400 m long and up to 100 m wide zone of variable but intense hematite alteration of a variably brecciated rhyodacite. Outcrops east of this are relatively fresh-looking pyrite-bearing pink-weathering rhyodacite.

Mineralization occurs within a 030° structure occupied by a variably brecciated rhyodacite that has been cemented by earthy and specular hematite. Cross-cutting 060

and 000 fractures appear to control the secondary mineralization, including hematite, quartz, pyrite, radioactivity, gold, platinum and palladium.

It was noted that the best precious metals values are found in these nodule samples. Prospecting reported by Blackwell (1988) located anomalous gold values in a similar rock type 1500 metres southwest of the Wet 24 showing, however elsewhere only slightly anomalous values were encountered.

Other showings

No other showings were visited by the writer, however Blackwell identifies the following showings.

Table 7, List of other showings (after Blackwell, 1988).

Showing	Location	Description
RAH 2	900 m northwest of RAH	Highly radioactive, deeply weathered and sheared granite. Low precious metals, low U
RAH 29	3000 m northwest of RAH	Radioactive, hematite-rich basal Hornby Bay Group conglomerate. Highest gold value 78 ppb, highest U 7.5 ppm
RAH 30	3600 m northwest of RAH	Highly radioactive, sheared granite. Low precious metals. Best U 0.14% over 0.4 m.
Hot 122	2.5 km south of old Corhill ppty	Radioactive zone in fine-grained phase within coarser-grained granite. Trace gold
Wet 116	Along Fault River Fault	Noted by Cominco, no description, not reviewed.
Cor 19	Southwest corner of old Corhill ppty	Gossanous pyrtic and hematitic rhyodacite. Composite grab assayed 245 ppb Au. Not followed up

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing was conducted on samples from the Hornby Basin Property.

Mineral Resource and Mineral Reserve Estimates

No mineral resource or mineral reserve estimates have been made for the Hornby Basin Property.

Other Relevant Data and Information

To the writer's knowledge, there is no other relevant information available on the Hornby Basin Property.

Interpretation and Conclusions

The Hornby Basin Property occupies a geological setting that is similar in nature to the Athabaska Basin uranium model. Mineralization of this type has been identified in similar rocks in the vicinity of the property (Pec, Yuk). Geological similarities include the age of the basin fill and basement rocks, preponderance of basement-hosted showings (see adjacent properties), and occurrences within Hornby Group rocks on adjacent properties. The property also possesses some geophysical characteristics (southern magnetic domain) similar to that which defines iron oxide copper gold (IOCG) models. IOCG deposits are known to exist at the east-end of Great Bear Lake.

IOCG deposits have been identified within the Great Bear Magmatic Zone at Nico (Fortune Mineral Limited) and at Longtom and at Contact Lake (Alberta Star Development Corp).

Recommendations

Property wide

The entire property should be prospected for zones where altered and oxidized rocks are in contact with altered and reduced rocks. This encompasses the entire Aphebian unconformity surface and rocks within 200 metres or so of it which likely occurs on the property according to basic geological principals. The basal contact of the Hornby Bay Group rocks is known to be prospective for uranium mineralization, and the knowledge that the property is underlain by Hornby Bay Group rocks presupposes that the basal contact occurs at depth.

Geophysical surveys identify segments of the underlying rocks covered by Hornby Bay Group rocks. The long arc-like magnetic anomaly is a high in low magnetic intensity rocks, and a low in high magnetic intensity rocks. This is indicative of a fault rather than a dyke, and as the structure subparallels the exposed contact between the Hornby Bay Group rocks and the underlying Echo Bay Formation rocks a few kilometers to the east leads one to conclude that it may be a subsidiary basin margin fault.

Electromagnetic surveys are ambiguous and require further processing.

Initially, fixed wing support using the larger lakes can accommodate most of the reconnaissance work outlined here. Ground geochemical surveys along the potential buried basin margin fault, and over the potential buried granite together with detailed geophysical surveys will assist in establishing the potential for uranium mineralization in either of these settings. Geochemical samples should be collected. Lithogeochemical samples should be tested for evidence of hydrothermal activity as evidenced by enhanced

arsenic, bismuth, mercury, sulphur and other volatile elements. Soil geochemical surveys would attempt to replicate this work. No permits are required for this phase of work.

Diamond drilling of targets identified in the preceding ground surveys should test well into the underlying rocks to test for deeply buried deposits. Permits may be required for this work and compliance with the Sahtu Land and Water Board would be required.

Budgets

Phase 1

Mobilization and camp set-up	24,000
Camp Costs	2,000
Personnel	
Geochemical samplers x 3	9,000
Lithogeochemistry x 450	5,000
Surficial Geochemistry x 450	5,000
Flights x 3	30,000
Subtotal	**$75,000**
Geophysics (radiometrics)	75,000
Mob/demob, fuel	35,000
Interpretation	15,000
Subtotal	**$125,000**
Contingency (15%)	$30,000
Total	**$230,000**

Phase 2 would consist of diamond drilling and is contingent upon targets being identified in Phase 1. A more established camp and a capacity to drill to depths of 500 metres should be considered. Helicopter support may be required. It is unknown how many targets will be identified so the total costs cannot be estimated at this time, but initial budgeting should consider diamond drill rates to be in the order of $120 per meter plus mobilization and demobilization costs.

References

Blackwell, J.D. 1988. Aber Resources Ltd and Norgold Ltd. Corhill Joint Venture, 1988 Geological Mapping and Rock Geochemical Sampling, NTS 86K/15 & 15. in Assessment Files, NORMIN.

Boniwell, J.B., 1978. Evaluation of Multisensor Airborne Survey, Hornby Bay Project, Great Bear Lake, N.W.T. Assessment Files, NORMIN.

Bottriell K., and Paterson, J, 1978. Uranerz Exploration and Mining Ltd., Annual Report, December 1978, Project 71-21, Hornby Basin. Assessment Files, NORMIN

Carville DP, Leckie JF, Moorhead CF and Rayner JG, 1991. "Coronation Hill unconformity related gold platinum palladium prospect, Northern Territory" in *World Gold '91*, Cairns, April 1991, pp 287-293, Australasian Institute of Mining and Metallurgy.

Geotech Ltd., 2006. Report on a Helicopter-Borne Versatile Time Domain Electromagnetic (VTEM) Geophysical Survey, Hornby Basin Property, Northwest Territories, Canada. Internal corporate report.

Herring, B.G. and Delpierre, M.E.R., 1977. Report to Atomic Energy Control Board, 1976 year-end report, RAH Project (uranium) Evaluation work carried out on the RAH 1-103 and the FAR 1-110 Claims in the Great Bear Area. in Assessment Files, NORMIN

Hildebrand, R.S., 1980. Geology: Echo Bay, McAlpine Channel Area, GSC Map 1546A.

Hoffman, P., and Hall, L., 1993, Geology, Slave craton and environs, District of Mackenzie, Northwest Territories: Ottawa, Geological Survey of Canada Open File 2559; Map, Scale: 1: 1,000,000

Lambert, I., McKay, A., and Miezitis, Y. (1996) in Australia's uranium resources: trends, global comparisons and new developments, Bureau of Resource Sciences, Canberra,

Salat, M. and Arnaud, M., 1970. Report on the Radiomentric Survey over Pec Claim Group – Dismal Lakes Area, (NWT). In Assessment Files, NORMIN

Date and Certificate Page

I, Dave R. Webb, do hereby certify as follows:

a. That I am a consulting geologist, residing at 6120 185A St. Surrey B.C., and carrying out business for DRW Geological Consultants Ltd. from that address.

b. This certificate applies to the report entitled "An Evaluation of the Hornby Basin Property, NTS 86 K 14. Great Bear Lake Area, NWT. Longitude 117° 16' west, Latitude 66° 51' north, For Ringbolt Ventures Ltd., dated October 10h 2006"

c. That I

    a. am a graduate of the University of Toronto, Toronto, Ontario, with a B.A.Sc. in Geological Engineering, 1981, a graduate of Queen's University, Kingston, Ontario with an M.Sc. in Geological Sciences, 1983, and a graduate of the University of Western Ontario with a Ph.D. in Geological Sciences, 1992.

    b. am a Practicing Member in good standing of the Northwest Territories Association of Professional Engineers, Geologists and Geophysicists, license L601 since 1986.

    c. have been practicing my profession continuously since 1992, and have been working as a geologist since 1976 in uranium, precious and base metal exploration throughout Canada, parts of the United States, Mexico, and Mongolia.

d. My most recent visit to the Hornby Basin Property was on July 12, 2005

e. That I personally reviewed all of the sources of information cited in the Report under the heading "References" and that I am responsible for all sections of the Report.

f. I am independent of the issuer applying all of the tests in Section 1.4 of NI 43-101.

g. I have no prior involvement with the Hornby Basin Property.

h. That I have read National Instrument 43-101, Companion Policy 43-101CP, and form 43-101F, and that this report is in compliance therewith.

i. That I am not aware of any material fact or material change with respect to the Hornby Basin Property, the omission of which would make the Report misleading.

Dated at Vancouver, B.C.
This 10th day of Ocotber, 2006

Dr. D.R. Webb, Ph.D., P.Geol, L601.



British Columbia
Securities Commission

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES


RECEIVED
2008 SEP 30 A 8: 35

AND

IN THE MATTER OF

RINGBOLT VENTURES LTD.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia and Alberta** have been issued for a preliminary prospectus of the above issuer dated January 30, 2007.

DATED at Vancouver, British Columbia on February 1, 2007.

Allan Lim

Allan Lim, CA
Manager
Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 1046183

g:\corpfin\sah\1046183
Preliminary

D.R. Webb
DRW Geological Consultants Ltd.
6120 185A St. Surrey B.C,

Tel : 604 574-7536, Fax : 604 574-7513; E-mail : davewebb@telus.net

TO: BC and Alberta Securities Commissions and the TSX-Venture Exchange

I, Dave Webb, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled: : "TECHNICAL REPORT on the "An Evaluation of the Homby Basin Property, NTS 86 K 14. Great Bear Lake Area, NWT. Longitude 117° 16' west, Latitude 66° 51' north, For Ringbolt Ventures Ltd., date October 2006)" relating to the Homby Basin Property dated September 15, 2004 and to the written disclosure of the Technical Report and of any extracts form or a summary of the Technical Report in the written disclosure in Information Circular of Ringbolt Ventures being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Primary Prospectus of Ringbolt Venture contains any misrepresentation of the information contained in the Technical Report.

Dated this 25th day of January, 2007.

Dave Webb , Ph.D., P.Geo

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

A COPY OF THIS PRELIMINARY PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN BRITISH COLUMBIA AND ALBERTA, BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933 or the securities laws of any state of the United States, and may not be offered or sold, directly or indirectly or delivered in the United States or to or for the account of a U.S. person unless registered under the 1933 Act. The Securities and Exchange Commission has not approved the securities, nor have any states' securities regulatory authorities passed upon or endorsed the merits of this offering or the adequacy or accuracy of these offering documents. The securities are subject to restrictions on transferability and resale and may not be transferred or resold in the United States or to a U.S. person unless they are registered under the 1933 Act and applicable States' securities laws or unless an exemption from such registration is available. Any representation to the contrary is unlawful.

INITIAL PUBLIC OFFERING **DATE: JANUARY 30, 2007**

PRELIMINARY PROSPECTUS

RECEIVED 2008 SEP 30 A 8:35 OFFICE OF INTERNATIONAL CORPORATE FINANCE

RINGBOLT VENTURES LTD.

(the "Company")
609 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Phone Number: (604) 682-1643

2,000,000 COMMON SHARES WITHOUT PAR VALUE AT A PRICE OF $0.25 PER SHARE (THE "SHARES")

	Price to Public (1)	Agents' Commission (2)	Proceeds to Issuer (3)
Per Security	$0.25	$0.02	$0.23
TOTAL	$500,000	$40,000	$460,000

(1) The price of the Shares was determined by negotiations between the Company and Wolverton Securities Ltd. (the "Agent").

(2) Under the terms of an Agency Agreement between the Agent and the Company dated ●, 2007, the offering (the "Offering") described in this Prospectus will be done on a commercially reasonable efforts basis. Upon completion of the Offering, the Agent will receive an agent's warrant (the "Agent's Warrant") entitling it to acquire 200,000 Shares, at a price of $0.25 per Share at any time on or before the first anniversary of the date on which the Shares are listed on the TSX Venture Exchange. This Prospectus qualifies the distribution of the Agent's Warrant. The Agent shall receive a commission equal to 8% of the gross proceeds of the Offering payable in cash or shares (the "Commission Shares") at the election of the Agent. The Agent will receive a corporate finance fee of $25,000 (plus GST) (the "Corporate Finance Fee") of which $7,500 plus GST has been advanced as a non-refundable due diligence fee. The balance will be payable in cash or shares at the election of the Agent (the "CF Shares"). This Prospectus qualifies the issuance of the Commission Shares and the CF shares.

The Agent will also be reimbursed its reasonable expenses. The Agent has received a retainer of $12,000 for such expenses.

(3) Before deduction of the costs of the Offering, estimated at $50,000.

(4) The Agent may solicit and accept subscriptions for additional shares of up to 15% of the Offering (300,000 shares) (the "Over-Allotment Option"). The grant of the Over-Allotment Option and the issuance of Shares under the Over-Allotment Option are also qualified under this Prospectus. The Agent will receive a marketing commission and Agent's Warrants on the Shares sold under the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total gross proceeds raised, Agent's commission and net proceeds to the Company would be $575,000, $46,000 and $529,000 respectively. The Over-Allotment Option expires at the closing of the Offering.

The completion of this Offering is subject to a minimum subscription of 2,000,000 shares. In the event that the minimum subscription is not attained, within 90 days from the date a Receipt is issued for the final Prospectus, all funds raised hereunder will be refunded to investors without interest or deduction.

There is no market through which these securities may be sold and purchasers may not be able to resell Shares purchased under the Prospectus.

An investment in natural resource companies involves a significant degree of risk. The degree of risk increases substantially where the Company's properties are in the exploration as opposed to the development stage. The Company's mineral property is in the exploration stage and is without a known body of commercial ore. The proposed exploration program is an exploratory search for ore. Investors should not invest any funds in this Offering unless they can afford to lose their entire investment. Refer to "Risk Factors".

The Shares offered under this Prospectus will be subject to a dilution of $0.18 per share (72%)

Upon completion of this Offering, this issue will represent 18.72% of the Company's issued and outstanding shares and 63.11% of the Company's issued and outstanding shares will then be owned by the promoters, insiders and holders of escrow securities. One or more of the directors of the Company has an interest, direct or indirect, in other natural resource companies. Reference should be made to the item "Risk Factors" herein for a comment as to the resolution or possible conflicts of interest.

Application has been made to the TSX Venture Exchange (the "Exchange") to conditionally accept the listing of the Shares distributed under this Prospectus. Listing will be subject to the Company fulfilling all the listing requirements of the Exchange.

Wolverton Securities Ltd., as Agent, conditionally offers the Shares on a commercially reasonable efforts basis subject to prior sale if, as and when issued by the Company and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" of this Offering, subject to the approval of certain legal matters on behalf of the Company by Hemsworth, Schmidt and on behalf of the Agent by Getz Prince Wells LLP. No person is authorized to provide any information or make any representation in connection with the Offering other than as contained in this Prospectus.

WOLVERTON SECURITIES LTD.
17th Floor – 777 Dunsmuir Street
Vancouver, B.C. V7Y 1J5
(604) 622-1000

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

The Offering: 2,000,000 Shares at a price of $0.25 per Share (a commission of $0.02 per Share shall be paid to the Agent out of the gross proceeds of the Offering).

Business: The Company is a natural resource company engaged in the acquisition and exploration of mining properties. The Company's main emphasis is on the exploration for uranium, in the Great Bear Lake Area, Northwest Territories, where the Company has an interest in the Hornby Basin Property which is located north of the east end of Great Bear Lake, 430 kilometers northwest of Yellowknife, NWT and 80 km north of Port Radium. The Hornby Basin Property is more specifically described below in this Prospectus under the heading "Property". The Hornby Basin Property consists of four mineral claims.

Management: Jason Walsh, the Secretary, Chief Financial Officer and a Director of the Company; Mike Magrum, a Director of the Company; Derrick Strickland, President, Chief Executive Officer and a Director of the Company; Barry Saxe, a Director of the Company. Reference is made to the heading "Key Management and Exploration Personnel" for further information concerning management.

Use of Proceeds: The gross proceeds to be received by the Company from the Offering after deduction of the Agent's commission, plus the Company's working capital of $176,146 as at December 31, 2006 will result in available funds of $636,146 which will be used as follows:

	Amount
To pay the estimated costs of the Offering	$50,000
To pay the cost of Phase 1 of the exploration program on the Hornby Basin Property (1)	230,000
Administration costs for 12 months (2)	94,000
Further unallocated working capital ($100,000 of which may be applied towards the costs of a further exploration program on the Hornby Basin Property, if warranted by results of Phase 1)	262,146
TOTAL	$636,146

(1) See "Description of Business and Property".

(2) Includes administrative service fees of $12,000, directors fees of $12,000 and office expenses of $16,800 which will be paid to Insiders or their holding companies. See "Payments to Insiders and Promoters" and "Administration".

See "Use of Proceeds".

RISK FACTORS

AN INVESTMENT IN NATURAL RESOURCE COMPANIES INVOLVES A SIGNIFICANT DEGREE OF RISK. **THE DEGREE OF RISK INCREASES SUBSTANTIALLY WHERE THE COMPANY'S PROPERTIES ARE IN THE EXPLORATION AS OPPOSED TO THE DEVELOPMENT STAGE.**

Risk factors associated with an investment in Shares of the Company include:

In the event that the Company's exploration program as described in this Prospectus is successful, the Company will require additional financing in order to further develop the Company's property. Currently, there is no market for the Shares of the Company. The property of the Company does not contain any known body of commercial ore. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond control of the Company. The grade of any ore ultimately mined from a mineral deposit may differ from that produced from drilling results. Mining operations generally involve a high degree of risk. There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production. The title reports prepared with respect to the Company's property cannot be construed as a guarantee of title. The Company's property includes mineral claims which have not been surveyed and, therefore, the precise location of these mineral claims may be in doubt. The Company has only recently commenced operations and has a history of minimal operating earnings. The Company operates at a loss and there is no assurance that the Company will ever be profitable.

The mineral exploration and mining business is competitive in all of its phases. The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various levels of government. Certain of the directors of the Company serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The proposed expenditures from the proceeds raised by the Offering described in this Prospectus will not increase net tangible assets owned by the Company.

See "Risk Factors".

Summary and Analysis of Financial Operations

The following selected financial information is derived from the audited financial statements prepared by the Company's auditors for the period from incorporation to November 30, 2006 and should be read in conjunction with those statements and notes thereto.

	Period Ending November 30, 2006 (Audited)
Operating Data	
Total revenue (interest income)	1,088
Total expenses	124,967
Net Income (loss) for the period	(123,879)
Basic and diluted income (loss) per share	(0.05)
Balance Sheet Data	
Total Assets	363,521
Total Liabilities	23,150

NAME AND INCORPORATION

Ringbolt Ventures Ltd. (the "Company") was incorporated on June 13, 2006 under the Business Corporations Act of British Columbia.

The head office of the Company is 609 – 475 Howe Street, Vancouver, B.C. V6C 2B3 and the registered and records office of the Company is 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6.

INTERCORPORATE RELATIONSHIPS

The Company has no subsidiaries.

GENERAL DEVELOPMENT OF BUSINESS

The Company was incorporated on June 13, 2006. It commenced operations in July, 2006 when it entered into an Agreement to acquire a 100% undivided interest in the Hornby Basin Property on July 1, 2006. See "Description of Business and Property" below. The Company has not made any significant dispositions.

DESCRIPTION OF BUSINESS AND PROPERTY

Business

The Company is a natural resource company engaged in the acquisition and exploration of mining properties. The Company's main emphasis is on the exploration for uranium in the Great Bear Lake Area of the Northwest Territories, where the Company has acquired an option to acquire a 100% undivided interest subject to a 2% net smelter return royalty in the Hornby Basin Property which is described below under the heading "Property". As at November 30, 2006, the Company has spent $107,187 on the exploration of the Hornby Basin Property.

Key Management and Exploration Personnel

See "DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT" below.

Immediate Goals

The Company's immediate goal is to undertake follow-up exploration for uranium in the Great Bear Lake Area, Northwest Territories where the Company has acquired an interest in the Hornby Basin Property which is described below under the heading "Property".

PROPERTY

HORNBY BASIN PROPERTY

Great Bear Lake Area, Northwest Territories

By an Agreement dated July 1, 2006 (the "Agreement") with Kalac Holdings Ltd. and Trevor Teed (together the "Optionors"), the Company entered into an option to acquire a 100% undivided interest in the 4 mineral claims (totalling 9,088 acres) in consideration for cash payments of an aggregate $100,000, the issue of 1,000,000 common shares and the expenditure of $750,000 in exploration expenditures as follows:

i) a cash payment on signing of $25,000 (which has been paid) and 100,000 shares (which have been issued) to the Optionors;

ii) 200,000 shares to the Optionors and a cash payment of $25,000 on or before the first anniversary of the Agreement date;

iii) 200,000 shares to the Optionors and a cash payment of $25,000 on or before the second anniversary of the Agreement date;

iv) 500,000 shares to the Optionors and a cash payment of $25,000 on or before the third anniversary of the Agreement date.

The Company is also required to incur a minimum aggregate $750,000 of exploration expenditures on the Property (or any part thereof) as follows:

i. $100,000 of expenditures on or before August 30, 2006 (which has been expended);

ii. an additional $200,000 of expenditures on or before August 30, 2007;

iii. an additional $200,000 of expenditures on or before August 30, 2008;

iv. an additional $250,000 of expenditures on or before August 30, 2009.

The Company is responsible for all taxes, rentals and maintenance fees required to keep the Property in good standing.

The property is subject to a 2% Net Smelter Return Royalty which the Company can buy down to a 1% NSR at a cost of $1,000,000. Both of the Optionors are at arms-length to the Company, but each of them is a shareholder of the Company (Kalac Holdings Ltd., as a subscriber for seed shares and both of them by virtue of receiving shares under the Agreement).

The claim information and claim status is summarized in the Table 1 below.

The following information has been excerpted from a report prepared by Dr. D.R. Webb, Ph.D. dated August 30, 2006 (the "Report"). During the period of the Offering, the said Report is lodged at the registered office of the Company, 430 – 580 Hornby Street, Vancouver, B.C., whereby it may be examined during normal business hours. The Report will be available at www.Sedar.com on issuance of the final decision document for this Prospectus. The following information has been revised in respect to certain references.

PROPERTY DESCRIPTION AND LOCATION

The property consists of 4 contiguous mineral claims on the 86K14 claim sheet centered around 117° 16' west longitude and 66° 51' north latitude. These staked claims are shown, together with acreage, ownership, and status, are shown on Table 1. Figure 3 of the Report is from the official website for Indian and Northern Affairs Canada showing the claims on a portion of the 86K14 claim sheet.

Table 1, Claim Status as of August 25, 2005

Owner	Claim Number	Claim Name	NTS Sheet	Recorded Date	Anniversary Date	Acres
Teed	F98641	ER 1	086K14	21/10/2005	21/10/2007	2,054
Teed	F98642	ER 2	086K14	21/10/2005	21/10/2007	1,960
Teed	F98643	ER 3	086K14	21/10/2005	21/10/2007	2,556
Teed	F98644	ER 4	086K14	21/10/2005	21/10/2007	2,518
Total						**9,088**

The claims may be held for up to 10 years in total, provided that a minimum expenditure of allowable work of $2.00 per acre per year is completed. This must be filed and accepted on each claim annually after year two. Permits may be required for certain work according to the Mackenzie Valley Land and Water Board Regulations. No permits are required for the work described in section "Recommendations."

No environmental liabilities are known to exist on the property.

Figure 1 of the Report shows the general location of the property.

An agreement dated July 1, 2006 between Ringbolt Ventures Ltd. (the "Purchaser") and Kalac Holdings Ltd. and Trevor Teed each with 50% interest (collectively the "Vendors") sells 100% of the Vendors interest in the property to the Purchaser for consideration of $100,000, 1,000,000 shares, and a 2% Net Smelter Return royalty. The Purchaser may purchase up to a maximum of 1% of the Net Smelter Royalty for $1,000,000.

Access, Local Resources, Infrastructure and Physiography

Terrain is characterized by low rolling hills with occasional abrupt topography. Trees are rare with low willow and scrub brush in protected valleys or low areas. The property straddles a drainage divide, with the Fault River flowing westward to Great Bear Lake and the Bigtree River flowing eastward toward the Coppermine River.

Temperatures range from short warm summers to long cold sub-arctic winters. There can be substantial winds in the summer.

Fauna is seasonally abundant with migrating waterfowl and other birds, caribou, and grizzly bear.

Access is by float plane from Yellowknife. Bulk materials have historically been trucked by winter road up to Port Radium or by barge across Great Bear Lake from Deline. No winter road hauls are currently active into Port Radium.

Surface rights will be required to construct mines and mineral processing facilities regulated by the Mackenzie Valley Land and Water Board. Consultation is required under these regulations with all affected communities. This includes the Sahtu First Nations, but may also include the North Slave Metis Alliance and others. Exploration by several groups is occurring in the Sautu region, but this does not guarantee exploration from others will be permitted.

There are sufficient water and land available to design a conventional mine, mill and tailings disposal containment. No power is currently available in the immediate area. Personnel for mining, milling and support services may be available in the nearby towns such as Deline (150 km) or elsewhere in Canada.

The working season is dependant upon what work is being completed. Access can be year round by air or combination of air and land. There is limited daylight during winter, which limits VFR flights. Ground transportation by foot can be year round, and snow machines operate best once the ground is frozen and lakes have attained reasonable ice thicknesses. Vehicular traffic during non-frozen conditions could be limited due to ground rutting.

Operating conditions for mining if warranted, requested and issued may contain restrictions to allow for migratory animals, disturbances of archaeological or spiritual sites as well as discharge restrictions. Employment standards would apply, as would WCB regulations.

History

Exploration for radium, and subsequently uranium and silver commenced in the Port Radium area of Great Bear Lake in the early 1930's following the identification of secondary cobalt and nickel mineralization on the east side of the lake by the Geological Survey of Canada. Prospectors likely followed the Fault River eastward from Hornby Bay around this time, although there is limited recorded history of this work. There is no known mineralization on the Hornby Basin Property (see section titled "Mineralization") so all descriptions of showings and occurrences are on adjacent properties.

In the mid 1950's Canadian Nickel Co. conducted reconnaissance exploration including the Corhill Property area, identifying small, tabular unconformity-related manganese deposits.

Commencing in the 1970's, many companies focused on the Hornby Bay Group rocks exploring for uranium deposits. Many occurrences were identified in the sub-Hornby Bay Group rocks (Figure 2 of the Report). Notably, Aquitaine discovered the Pec and Yuk uranium occurrences within sandstone of the Hornby Bay Group rocks at Dismal Lake. Assays of this mineralization is shown below on Table 2.

Table 2, Assays reported by Salat, M., and Arnaud, M, 1970 for Pec and Yuk occurrence.

Sample	U %	V Ppm	Mo ppm	Pb ppm	Zn ppm	Cu Ppm
DIL 2	1.88	-	100	900	55	2175
DIL 3	0.16	-	ND	210	9	272
DIL 7b	2.00	90	15	1250	25	2500
DIL 8a	1.20	220	ND	825	65	1850
DIL 8b	2.60	210	10	675	80	3800
DIL 8c	0.40	120	ND	180	55	650

*reported as rock samples, no width reported

In the mid 1970's, a regional lake water geochemistry program by Cominco Ltd. identified anomalous areas east of the Fault River which led to the discovery of the RAH showings in 1976. Massive pitchblende and coffinite was identified in veins and fractures and 19 km of the fault system were staked. Eight trenches totalling 29 lineal metres were excavated exposing narrow hematite-stained veins and fractures up to 10 cm wide within coarse-grained granites of the Great Bear Magmatic Zone. Pitchblende and coffinite occurred over narrow intervals within these rocks.

Table 3, Assays from Cominco's 1976 sample program on the RAH showing.

Trench	Width Metres*	U3O8 %
1	0.76	0.250
2	1.52	0.077
3	1.77	0.249
4	0.70	0.090
5	1.83	0.050
6	2.01	1.525
7	1.10	0.955
8	1.00	2.488

*true width

Cominco Ltd. notes that although generally low gold and silver values were obtained, vein material from trench #3 returned 32.91 grams per tonne gold, 67.2 grams per tonne silver, and 16.46 grams per tonne platinum.

Table 4, List of assays reported by Cominco Ltd. from ddh 78-6.

Interval Metres	Length Metres*	U3O8 %	Au Ppb	Pt ppb	Pd ppb
17.60-17.73	0.13	-	900	860	2650
20.47-21.56	0.34	0.441	350	98	165
41.10-41.53	0.30	0.31	270	<25	19
41.73-41.96	0.16	1.25	920	560	900
44.22-44.48	0.18	0.88	740	360	680
67.10-72.90	5.80	-	129	105	62

*true width is unknown

In 1987 Aber Resources Ltd. restaked the area and conducted a regional prospecting program. Two hundred and fifty seven rock samples were selected covering a range of radioactive and non-radioactive outcrops with the intent to assess the precious metal potential of the claims. Forty five percent of the samples yielded results greater than detection limit (1 ppb), 20% were greater than 10 ppb (Blackwell, 1988). It was found that anomalous gold concentrations were associated with fractured McTavish Group rocks, quartz veins, or silicified, hematite or sulphide-altered rocks with some anomabus radioactivity. The most significant precious metal values were located at the original RAH showing, the RAH 30 showing located 3.6 km northeast of RAH, the Wet 24 showing and its possible extension 5.3 km to the northeast, and the Cor 19 prospect.

Regional work by BP Minerals Ltd in 1978, and Uranerz Exploration and Mining Limited in 1978 include regional surveys covering portions of the property. The results of this work is presented in the section "Geophysics" No mineralization on the property was identified, however the property was found to be underlain by Hornby Basin Group rocks.

GEOLOGICAL SETTING

Regional Geology

The regional geology is reported in GSC Open File Report No. 2559 (1993) and on GSC Map No. 1546A (1982) and is summarized below.

The Bear Structural Province is located on the western margin of the Slave Structural Province, and is subdivided into three principal terrains with the GBMZ comprising the central zone of the north-south striking Proterozoic belt of rocks (ca 1.840-1.860 GA). The GBMZ includes the McTavish Supergroup of igneous and related rocks, and three spatially, compositionally, or geometrically distinct intrusions.

The McTavish Supergroup is subdivided into the Sloan, and Labine Groups, each of which is subdivided into 3 and 4 formations respectively. These are further subdivided into members which can be isolated into distinct calderas, 3 to 5 km in diameter.

Intrusions range from subconcordant subvolcanic sills and laccoliths, to clearly discordant dykes and stocks. The earliest intrusions are the Mystery Island Intrusive Suite, denoted G1m and consist of medium-grained diorite, quartz monzonite, quartz syenite and granodiorite forming semiconcordant sheets. G-2 intrusions include diorite, monzodiorites and quartz monzonites whereas the G-3 intrusions include megacrystic granites and granodiorites, forming larger, more regionally discordant plutons.

The G1m monzonites are equigranular quartz-poor intrusions that commonly have induced significant zoned alteration effects within their host rocks. A bleached, albite-rich domain proximal to the intrusion progresses to a magnetite actinolite apatite pods, breccias and dissemination through to an outer zone of pyrite (marcasite) and chalcopyrite.

The Helikian Hornby Bay siliciclastic rocks unconformably overly the Aphebian McTavish Group igneous rocks with a shallow-dipping unconformity surface. The rocks immediately underlying the unconformity surface are deeply weathered and oxidized with prominent hematite development.

The Hornby Bay Group is comprised of 4 units. The lower-most fluvial sandstone and conglomerate reveals a westward depositional trend. It is dominated by a pink-weathering, hematite-stained cross-bedded to laminated quartz-rich sandstone. This unit grades upwards through to a marine succession including stromatolitic dolostone and minor mudstone layers. This unit in turn grades upwards into a feldspathic quartz-rich sandstone and red and green mudstones.

Numerous faults transect the area, most notably north to northeast striking faults. These are considered to have dominantly pre-Hornby Bay dextral strike-slip displacement with subsequent post-Hornby Bay dip-slip movement.

Extensive hematite alteration, and unique "Giant Quartz Veins" bodies of quartz that can be more than 20 metres wide and 20,000 metres in length appear to be spatially-related to these late faults. The Giant Quartz Veins contain crustiform to massive quartz, chlorite-hematite quartz breccias, and significant uranium and copper mineralization. The Rayrock Mine at the south-end of the Great Bear Magmatic Zone is a past-producer that exploited uranium mineralization in a Giant Quartz Vein.

Table 5, Table of Formations after Hildebrand (1980)

Age	Group	Formation	Lithology
Phanerozoic	Drift, cover eskers		
Upper	Coppermine		Basalts, redbed successions, sandstone minor siltstone

Proterozoic	Dismal Lake		Mudstone, dolostone
	Hornby Bay		Siliciclastic rocks, quartz-rich sandstone, conglomerate, minor basalt (dated 1,663 +/- 8 Ma
Middle Proterozoic			Diabase and Gabbro
Early Proterozoic	Sloan	Diabase	Altered diabase
		Mulligan Porphyry	Plagioclase-quartz porphyry
		Domex	Dacite and rhyodacite flows and tuffs
	Labine	Feniak	Submarine crystal tuff, devitrified ashstone and related epiclastics
		Cameron Bay	Planar and cross-bedded volcanic-lithic and feldspathic sandstone, siltstone and mudstone. Memebers include Lrf4, Richer Rouge Tuff, Achook Andesite, Western Channel Tuff, Doghead Tuff, Lrf3, Stevens Tuff, Lrf2, MacKenzie Tuff, Lindsley Tuff, Lrf1, and Lt.
		Echo Bay	Prophyritic andesite flows and breccias and related epiclastics. Members include Sparkplug Lake, Surprise Lake, Cobalt Porphyry, and Mile Lake.
		Port Radium	Thin bedded, fine grained sandstone and siltstone, minor carbonate interbeds

All Precambrian rocks above are part of the McTavish Supergroup.

Property Geology

This section is largely drawn from Blackwell (1988).

The Hornby Basin Property is underlain by rocks of the Hornby Bay Group which occurs as a relatively flat-lying Proterozoic sedimentary deposits overlying intermediate to felsic rocks of the Echo Bay Formation of the McTavish Supergroup. The contact between the two groups is the favourable contact for Athabaska Basin-type uranium mineralization. The Echo Bay Formation is intruded by granitoid rocks. These granitoid rocks include those considered to be responsible for the IOCG mineralization at Fortune Mineral Ltd.'s Nico Deposit in the southern Bear Province, 300 km to the south, and is one of the targets at Alberta Star Development's Contact Lake claims 75 km to the east. The target granitoids (granites, monzonites, syanites) are typically very magnetic.

Early Proterozoic Rocks

The Echo Bay Formation rocks are dominated by a compositionally homogenous, massive, pink to red-weathering rhyodacite with minor tuff and chert on the property. It is typically strongly fractured and forms rubbley outcrops with hematite stained fracture surfaces.

Early Intrusive Rocks

Coarse-grained equigranular to moderately feldspar-phyric granites containing biotite (chloritized) and minor fluorite, epidote, and hematite occur southeast of RAH and FAR lakes. This intrusion appear to be a G1m equivalent of the Mystery Island Intrusive Suite. North of RAH Lake, an equigranular medium-grained feldspar-quartz-hornblende +/- biotite occurs that varies in composition from monzonite to granite and may be correlative to the G2m equivalent of the Mystery Island Intrusive Suite.

Late Proterozoic Rocks

The Hornby Bay Group is an unmetamorphosed fluviatile sequence including quartz pebble and polymictic conglomerates, quartz sandstone, and locally red arkosic sandstone, volcanic cobble conglomerates and thin basalt flows. These lie unconformably overtop of the Ealry Proterozoic and intrusive rocks with a shallow-dipping surface, very close to today's surface.

The unconformity surface is characterized by pervasive hematite minor clay, and local zones of silicification and manganese deposition. Local depressions, some interpreted to be grabens are defined by linear development (040° to 060° strike) of more intense alteration, plus the localization of arkose, and increased volcanic component in the overlying Hornby Bay Group sediments.

Structure

The Fault River and the RAH Fault strike 040° to 060° and are dominant structures in the area. Numerous parallel faults occur, including the structure associated with the Wet 24 occurrence. These are all dextral strike-slip faults with displacements up to 15 km. Minor faults and joints at 040° to 060° and 100° to 120° are considered conjugate sets by Blackwell. Post Hornby Bay Group reactivation of the 040° to 060° structures with both strike-slip and normal dip-slip movement is postulated to form both graben structures as well as a cross fault pattern at 070° to 090° that locally terminates Hornby Bay Group units.

Geophysics

A property-wide TDEM survey was flown by the Company in 2006 covering the Hornby Basin Property. This is the extent of the work done on the property except as described by Boniwell (below), and Bottriell and Paterson (regional reconnaissance mapping). The survey was contracted to Geotech Airborne of Aurora Ontario. Preliminary maps reveal magnetic features identified by Boniwell as likely being related to late stage intrusions.

Boniwell points out in a 1978 report that a late stage granite is magnetically dominant, and was found to posses a "hot" radioactive character.

The long arc-like feature that is magnetically high throughout much of the property, but magnetically low within the presumed granite at the south-end of the property could be a basin-margin fault, similar to others noted in the area.

Two preliminary electromagnetic survey results were examined, neither of which revealed any conductors of note. It is suspected that additional processing may enhance subtle deep conductors not readily apparent.

Deposit Types

There are no known deposits on the property. It could potentially host Athabaska Basin uranium deposits, as well as those referred to as iron oxide copper gold (IOCG) deposits.

Lambert,I., McKay, A., and Miezitis, Y. (1996) in *Australia's uranium resources: trends, global comparisons and new developments*, Bureau of Resource Sciences, Canberra, with their later paper: *Australia's Uranium Resources and Production in a World Context*, ANA Conference October 2001 report the following:

Uranium deposits world-wide can be grouped into 14 major categories of deposit types based on the geological setting of the deposits (OECD/NEA & IAEA, 2000). Australian uranium deposits can be grouped into 6 of these categories, with some mineralization in two further ones. The two dominant deposit types are unconformity-type, and breccia-hosted (IOCG).

Unconformity-related deposits arise from geological changes occurring close to major unconformities. Below the unconformity, the metasedimentary rocks which host the mineralization are usually faulted and brecciated. The overlying younger Proterozoic sandstones are usually undeformed.

Unconformity-related deposits constitute approximately 33% of the World Outside Centrally Planned Economies Area (WOCA)'s uranium resources and they include some of the largest and richest deposits. Minerals are uraninite and pitchblende. The main deposits occur in Canada (the Athabasca Basin, Saskatchewan and Thelon Basin, Northwest Territories); and Australia (the Alligator Rivers region in the Pine Creek Geosyncline, NT and Rudall River area, WA).

Unconformity-related deposits constitute a major proportion (20%) of Australia's total uranium resources, and much of Australia's total production since 1980 has been mined from two of these deposits - Nabarlek (now mined out) and Ranger 1 & 3. Other major deposits in the Alligator Rivers region are Jabiluka, Koongarra and Ranger 68.

Today, all of Canada's uranium production is from unconformity-related deposits - Key Lake, Cluff Lake, Rabbit Lake (all now depleted), and McClean Lake and McArthur River deposits. Other large, exceptionally high grade unconformity-related deposits currently being developed include Cigar Lake (averaging almost 20% U_3O_8, *some zones over 50%* U_3O_8*).*

The deposits in the Athabasca Basin occur below, across and immediately above the unconformity, with the highest grade deposits situated at or just above the unconformity (eg Cigar Lake and McArthur River). In the Alligator Rivers region, the known deposits are below the unconformity and like their Canadian counterparts, are generally much lower grade.

Uranium exploration in the Alligator Rivers region and Arnhem Land has been restricted since the late 1970s because of political and environmental factors. Much of the Alligator Rivers region and Arnhem Land have only been subjected to first pass exploration designed to detect outcropping deposits and extensions of known deposits, eg Jabiluka 2 was found by drilling along strike from Jabiluka 1.

There has been very little exploration to locate deeply concealed deposits lying above the unconformity similar to those in Canada. It is possible that very high grade deposits occur in the sandstones above the unconformity in the Alligator Rivers/Arnhem Land area.

The Kintyre deposit in the Rudall River area is similar to the deposits in the Alligator Rvers region. Metallurgical tests have shown that Kintyre ore can be radiometrically sorted and upgraded prior to milling and processing.

The Coronation Hill Au-Pt-Pd deposit is located in the valley of the South Alligator River (latitude 13'35'S, longitude 132'36'E) in the Northern Territory, Australia. Coronation Hill is one of thirteen sites in the South Alligator Valley at which uranium was mined prior to 1964, and which has been the site of renewed exploration interest for precious metals since 1984.

The Athabaska Basin uranium model is shown in Figure 2 of the Report, drawn from Harvey and Bethune (undated) from the Key Lake Unconformity-type uranium deposit.

Note the polydeformed late Archean-early Proterozoic basement, the deposition of the mid to late Proterozoic siliciclastic sediments, and the reactivation of the early basement faults. Uranium mineralization at Key Lake is within the basement rocks or at the unconformity. It may also occur above the unconformity surface, such as has been identified north of the Corhill Property at the Pec and Yuk showings.

The IOCG model

I. Lambert, A. McKay and Y. Miezitis (1996) in *Australia's uranium resources: trends, global comparisons and new developments*, Bureau of Resource Sciences, Canberra, with their later paper: *Australia's Uranium Resources and Production in a World Context*, ANA Conference October 2001 also report the following:

The Olympic Dam deposit is one of the world's largest deposits of uranium, and accounts for about 66% of Australia's reserves plus resources. The deposit occurs in a hematite-rich granite breccia complex in the Gawler Craton. It is overlain by approximately 300 metres of flat-lying sedimentary rocks of the Stuart Shelf geological province.

The central core of the complex is barren hematite-quartz breccia, with several localized diatreme structures, flanked to the east and west by zones of intermingled hematite-rich breccias and granitic breccias. These zones are approximately one kilometre wide and extend almost 5 km in a northwest-southeast direction. Virtually all the economic copper-uranium mineralization is hosted by these hematite-rich breccias. This broad zone is surrounded by granitic breccias extending up to 3 km beyond the outer limits of the hematite-rich breccias.

The deposit contains iron, copper, uranium, gold, silver, rare earth elements (mainly lanthanum and cerium) and fluorine. Only copper, uranium, gold, and silver are recovered. Uranium grades average from 0.08 to 0.04% U_3O_8, *the higher-grade mineralization being pitchblende. Copper grades average 2.7% for proved reserves, 2.0% for probable reserves, and 1.1% for indicated resources. Gold grades vary between 0.3-1.0 g/t.*

Details of the origin of the deposit are still uncertain. However the principal mechanisms which formed the breccia complex are considered to have been hydraulic fracturing, tectonic faulting, chemical corrosion, and gravity collapse. Much of the brecciation occurred in near surface eruptive environment of a crater complex during eruptions caused by boiling and explosive interaction of water (from lake, sea or groundwater) with magma.

Mineralization

A number of uranium and precious metal showings have been identified on adjacent properties. Most of these showings are similar to Athabaska-type uranium deposits, or alternatively, iron oxide copper gold ("IOCG") deposit models, additional areas of the property warrant exploration.

No showings were observed on the Hornby Basin Property.

Exploration

There is no recent exploration to report except the airborne geophysics reported above. Regional work in the past considered land including the current property, but no reports concerning this property have been filed except as previously disclosed in "Geophysics". The geophysics are discussed under the section "Geophysics". A long arc-like magnetically high throughout much of the property, but magnetically low within the presumed granite at the south-end of the property could be a basin-margin fault, similar to others noted in the area. The magnetic high at the southern portion of the property could be an intrusive granitoid.

Drilling

No drilling was completed on the property.

Sampling Method and Approach

No samples were collected from the property.

Sample Preparation, Analyses and Security

No samples were collected from the property.

Data Verification

No samples were collected from the property, so no verification was completed. Convention would be to collect duplicate samples (none collected) and insert blank and known standards into the sample stream (none were inserted). Additionally, separate laboratories would be used to check for inter-laboratory variations (none were used). These would be examined statistically to see if the blanks returned true zeros (none were tested), the duplicate samples returned reasonably similar results (none were returned) and that the laboratory standards were reported within reasonable accuracy (none were tested).

The effect of the author of the Report not conducting any data verification program has no effect on the project as no samples were collected (see sections "Sampling Method and Approach", "Sampling Preparation, Analyses and Security" of the Report).

Adjacent Properties

The Corhill Property of Xemplar Energy Corp. was visited during the same time as the Hornby Basin Property was visited. Information in this report on the Corhill Property is not necessarily indicative of mineralization on the Hornby Basin Property. A number of showings are known on the Corhill Property, including those described below and shown on Figure 6 of the Report.

RAH Showing

The RAH Showing is on the adjacent Corhill Property. The showing was discovered by Cominco Ltd. in 1976. The showing is well exposed along the east-side of RAH Lake, however extensions of the mineralization are considered to be likely into less exposed areas. The showing has been trenched and sampled, but only one drillhole has been reported.

Aphebian granites are exposed along the eastern-side of RAH lake. Numerous minor fractures and shears, generally less than 2 metres in width are exposed in an area 400 x 100 m in size. Large fractures are commonly filled with sandstone.

Trenching (8 trenches in 1976, 8 trenches in 1977) have exposed 18 veins varying from 2 to 30 metres in length and up to 3 metres in width. Significant values are shown below and on Table 6 of the Report.

Table 6, List of significant precious metal values.

Trench	Vein Length Metres	Width* Metres	Au ppb	Pt ppb	Pd ppb
76-1	2	1.6	262	94	69
76-2	8	0.5	177	23	29
76-3	25	0.1	25989	26503	35006
76-4	30	1.5	270		
76-5	20				
76-6	3	1.5	367	379	225
76-7	10	1.0	912	155	474
76-8	6	0.2	4032	1960	1533
77-1	2	3.0	240	276	198
77-2	3	1.0	149	25	54
77-3	-				
77-4	-				
77-5	7	0.67	1640	1390	570
77-6	-				
77-7	6	1.5	660	462	734

77-8	2	1.0	49	25	<10

* true width not reported. Samples are assumed to represent true width.

In all cases, high precious metal values are confined to pitchblende bearing veins, although the precious metal concentration was not directly proportional to the concentration of pitchblende. The fresh granite returned only detection limits in gold, platinum and palladium.

Precious metals were detected in veins that contained uraninite, coffinite, pitchblende, chalcopyrite, covellite, emplecite, various tellurides, electrum, native gold, and sylvanite. Gangue assemblages include quartz, hematite, chlorite, and carbonate.

Wet 24 Showing

The Wet 24 showing was located by Cominco in 1978. A single 6.4 metre long trench was blasted into a silicified hematite-matrixed breccia within rhyodacite tuffs of the Echo Bay Formation.

The showing is exposed along a ridge immediately northeast of the Fault River, as a series of 400 m long and up to 100 m wide zone of variable but intense hematite alteration of a variably brecciated rhyodacite. Outcrops east of this are relatively fresh-looking pyrite-bearing pink-weathering rhyodacite.

Mineralization occurs within a 030° structure occupied by a variably brecciated rhyodacite that has been cemented by earthy and specular hematite. Cross-cutting 060 and 000 fractures appear to control the secondary mineralization, including hematite, quartz, pyrite, radioactivity, gold, platinum and palladium.

It was noted that the best precious metals values are found in these nodule samples. Prospecting reported by Blackwell (1988) located anomalous gold values in a similar rock type 1500 metres southwest of the Wet 24 showing, however elsewhere only slightly anomalous values were encountered.

Other showings

No other showings were visited by the author of the Report, however Blackwell identifies the following showings:

Table 4, (see Table 7 of the Report). List of other showings (after Blackwell, 1988).

Showing	Location	Description
RAH 2	900 m northwest of RAH	Highly radioactive, deeply weathered and sheared granite. Low precious metals, low U
RAH 29	3000 m northwest of RAH	Radioactive, hematite-rich basal Hornby Bay Group conglomerate. Highest gold value 78 ppb, highest U 7.5 ppm
RAH 30	3600 m northwest of RAH	Highly radioactive, sheared granite. Low precious metals. Best U 0.14% over 0.4 m.
Hot 122	2.5 km south of old Corhill ppty	Radioactive zone in fine-grained phase within coarser-grained granite. Trace gold
Wet 116	Along Fault River Fault	Noted by Cominco, no description, not reviewed.
Cor 19	Southwest corner of old Corhill ppty	Gossanous pyrtic and hematitic rhyodacite. Composite grab assayed 245 ppb Au. Not followed up

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing was conducted on samples from the Hornby Basin Property.

Mineral Resource and Mineral Reserve Estimates

No mineral resource or mineral reserve estimates have been made for the Hornby Basin Property.

Other Relevant Data and Information

To the Report writer's knowledge, there is no other relevant information available on the Hornby Basin Property.

Interpretation and Conclusions

The Hornby Basin Property occupies a geological setting that is similar in nature to the Athabaska Basin uranium model. Mineralization of this type has been identified in similar rocks in the vicinity of the property (Pec, Yuk). Geological similarities include the age of the basin fill and basement rocks, preponderance of basement-hosted showings (see "Adjacent Properties"), and occurrences within Hornby Group rocks on adjacent properties. The property also possesses some geophysical characteristics (southern magnetic domain) similar to that which defines iron oxide copper gold (IOCG) models. IOCG deposits are known to exist at the east-end of Great Bear Lake.

IOCG deposits have been identified within the Great Bear Magmatic Zone at Nico (Fortune Mineral Limited) and at Longtom and at Contact Lake (Alberta Star Development Corp).

RECOMMENDATIONS

Property wide

The entire property should be prospected for zones where altered and oxidized rocks are in contact with altered and reduced rocks. This encompasses the entire Aphebian unconformity surface and rocks within 200 metres or so of it which likely occurs on the property according to basic geological principals. The basal contact of the Hornby Bay Group rocks is known to be prospective for uranium mineralization, and the knowledge that the property is underlain by Hornby Bay Group rocks presupposes that the basal contact occurs at depth.

Geophysical surveys identify segments of the underlying rocks covered by Hornby Bay Group rocks. The long arc-like magnetic anomaly is a high in low magnetic intensity rocks, and a low in high magnetic intensity rocks. This is indicative of a fault rather than a dyke, and as the structure subparallels the exposed contact between the Hornby Bay Group rocks and the underlying Echo Bay Formation rocks a few kilometers to the east leads one to conclude that it may be a subsidiary basin margin fault.

Electromagnetic surveys are ambiguous and require further processing.

Initially, fixed wing support using the larger lakes can accommodate most of the reconnaissance work outlined here. Ground geochemical surveys along the potential buried basin margin fault, and over the potential buried granite together with detailed geophysical surveys will assist in establishing the potential for uranium mineralization in either of these settings. Geochemical samples should be collected. Lithogeochemical samples should be tested for evidence of hydrothermal activity as evidenced by enhanced arsenic, bismuth, mercury, sulphur and other volatile elements. Soil geochemical surveys would attempt to replicate this work. No permits are required for this phase of work.

Diamond drilling of targets identified in the preceding ground surveys should test well into the underlying rocks to test for deeply buried deposits. Permits may be required for this work and compliance with the Sahtu Land and Water Board would be required.

Budgets

Phase 1

Mobilization and camp set-up	24,000
Camp Costs	2,000
Geochemical samplers x 3	9,000
Lithogeochemistry x 450	5,000
Surficial Geochemistry x 450	5,000
Flights x 3	30,000
Subtotal	**$75,000**
Geophysics (radiometrics)	75,000
Mob/demob, fuel	35,000
Interpretation	15,000
Subtotal	**$125,000**
Contingency (15%)	30,000
Total	**$230,000**

Phase 2 would consist of diamond drilling and is contingent upon targets being identified in Phase 1. A more established camp and a capacity to drill to depths of 500 metres should be considered. Helicopter support may be required. It is unknown how many targets will be identified so the total costs cannot be estimated at this time, but initial budgeting should consider diamond drill rates to be in the order of $120 per meter plus mobilization and demobilization costs.

Following the completion of the Offering, the Company intends to carry out Phase 1 of the program recommended in the Report. The recommended program consists of geochemistry and geophysics at an estimated cost of $230,000. See "Use of Proceeds".

The exploration program is expected to commence upon completion of this Offering, receipt of regulatory approval to carry out the proposed exploration program and satisfactory weather conditions. The Phase I of the program is estimated to be completed within 24 months after commencement. Exploration results will be announced immediately after receiving any results.

There is no surface or underground plant or equipment on the property.

THERE IS NO KNOWN BODY OF COMMERCIAL ORE ON THIS PROPERTY AND THE PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE. SEE "RISK FACTORS".

Summary and Analysis of Financial Operations

The following selected financial information is derived from the audited financial statements prepared by the Company's auditors for the period from the date of incorporation to November 30, 2006 and should be read in conjunction with those statements and the notes thereto.

	Incorporation to November 30, 2006 (Audited)
Operating Plan	
Total revenue (interest income)	1,088
Total expenses	124,967
Net Income (loss) for the period	(123,879)
Basic and diluted income (loss per share)	(0.05)
Balance Sheet Data	
Total assets	363,521
Total liabilities	23,150

SUMMARY OF QUARTERLY RESULTS

As at the date of this Prospectus, the Company is not a reporting issuer. Accordingly, the Company was not required to and did not prepare quarterly statements for any period prior to the date of this Prospectus.

Related Party Transactions

The Company entered into an administrative service agreement dated August 1, 2006 with Bua Group Holdings Ltd. Bua Group Holdings Ltd. is wholly owned by Jason Walsh a director of the Company. Bua Group Holdings Ltd. will receive $1,000 administrative service fees plus $1,400 for expenses per month ($9,600 had been accrued to November 30, 2006).

Jason Walsh has received Directors fees of $1,000 per month commencing August, 2006.

The Company granted stock options to each of the directors of the Company in the amount of 211,025 shares at $0.25 per share for two years from the listing of the Company's shares on the Exchange.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Period from incorporation to November 30, 2006

During the period from incorporation to November 30, 2006, the Company's primary focus has been to raise funds from the sale of its Shares, the acquisition and exploration of its Property and to prepare for a listing on the Exchange.

Results of Operations

The Company incurred a net loss of $123,879 for the period from incorporation to November 30, 2006. Significant expenditures during this period included directors fees paid to a director of the Company totaling $4,000 (Mr. Jason Walsh receives directors fees of $1,000 per month commencing August, 2006), $8,578 for legal and accounting fees, $3,000 for consulting fees, $2,120 for filing fees, $9,712 for office expenses and $97,000 in stock based compensation.

Liquidity and Capital Resources

The Company has financed its operations primarily through the proceeds of the sale of its Shares. The Company incurred a total of $25,000 for mineral property acquisition costs and $107,187 for exploration expenditures on the Property.

As at November 30, 2006, the Company had working capital of $178,234. To date, the Company has relied entirely upon the sale of Shares to generate working capital for exploration activities and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon the sale of Shares to raise capital. There can be no assurance that financing will be available to the Company when required.

The Company has no long term liabilities. Current liabilities consist of accounts payable and accrued liabilities of $23,150.

At present, there are no known demands, commitments, events or uncertainties that would aversely affect the trends and expected fluctuations in the Company's liquidity. Upon completion of the Offering, it is expected that the Company will have available funds of approximately $636,146. The Company believes that this amount will be adequate to meet its business objectives and projected working capital and other cash requirements for at least 12 months following completion of the Offering. However, there can be no assurance that these funds will be sufficient and the Company may have to evaluate additional means of financing, including additional debt or equity financings. See "Risk Factors".

The Company does not have a dividend policy as yet.

ADMINISTRATION

During the first year after completion of this Offering, the Company estimates that the aggregate monthly cost of administration will be approximately $6,833 and the total aggregate annual cost will be approximately $94,000. These annual costs are comprised of administrative service fees ($12,000), transfer agent fees ($5,000), directors fees ($12,000), professional fees ($30,000) and other costs (travel, government fees, office, administrative fees and miscellaneous costs of $35,000).

PLAN OF DISTRIBUTION

The Company, by an agreement dated ▪ , 2007 (the "Agency Agreement") has appointed the Agent to offer for sale on a commercially reasonable efforts basis, 2,000,000 Shares at a price of $0.25 (the "Offering Price") per Share in the Provinces of British Columbia and Alberta.

All subscription proceeds received by the Agent or other registered dealers or brokers authorized by them, will be held by the Agent pending the closing of the Offering. The Offering will be made on a day (the "Offering Day") to be agreed upon between the Company and the Agent, on or before the earliest of the day which is 12 months from the issuance of a receipt for the preliminary Prospectus and 90 days following the date on which a final receipt is issued by the British Columbia and Alberta Securities Commissions in respect to this Prospectus. Closing will not take place unless all of the 2,000,000 Shares offered hereby are sold (the "Minimum Subscription"). In the event that the Minimum Subscription is not sold before the ending of the Offering period, then the subscription funds will be refunded to the subscribers in full, without deduction or interest, unless the subscribers have otherwise instructed the Agent.

The Company has applied to the Exchange to conditionally accept the listing of the Shares distributed under this Prospectus. Listing will be subject to the Company fulfilling all the listing requirements of the Exchange and will take place immediately after the Closing of the Offering.

The Agent will receive a commission of 8% of the gross proceeds of Shares sold, subject to the Minimum Subscription being sold. The commission is payable in cash or Commission Shares or any combination thereof, at the election of the Agent.

The Agent will be granted the Agent's Warrant, entitling the Agent to acquire 200,000 common shares at a price of $0.25 per Share at any time up to the first anniversary of the day on which the Shares trade on the Exchange. This Prospectus qualifies the grant of the Agent's Warrant and the issuance of the Commission Shares and CF Shares (as herein defined).

Any Shares acquired by the Agent pursuant to the exercise of the Agent's Warrant, may be resold by the Agent without further qualification through the facilities of the Exchange at the market price of the time of sale. The Company will not receive any of the proceeds from the sale of any such securities by the Agent.

The Company will pay or issue to the Agent, on completion of the Offering, a fee of $25,000 (the "Corporate Finance Fee") of which $7,500 has been paid as a non-refundable due diligence fee. The balance will be paid in cash or Shares (the "CF Shares"), or any combination thereof, at the election of the Agent. The Agent will also be reimbursed for reasonable expenses in relation to the Offering. The Agent has received a retainer of $12,000 for such expenses.

The Company has granted to the Agent an option (the "Over Allotment Option") to purchase up to an additional 15% of the number of Shares sold under the Offering until the Closing Date of the Offering, to cover over-allotments. If the Option is exercised in full, the total price to the public, Agent commissions and proceeds to the Company would be $575,000, $46,000 and $529,000 respectively. This Prospectus also qualifies the grant of the Over Allotment Option and the issuance of Shares upon its exercise.

The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed dealers, brokers or investment dealers, who may or may not be offered part of the commissions or Agent's Warrant derived from this Offering.

The obligations of the Agent under Agency Agreement may be terminated prior to closing of the Offering at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time upon the occurrence of certain stated events.

Other than as disclosed in this Prospectus, there are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or Company in connection with the Offering.

The directors, officers and other insiders of the Company may purchase Shares from this Offering.

The price of the Shares and the Agent's commission was set by negotiations between the Company and the Agent.

RISK FACTORS

AN INVESTMENT IN NATURAL RESOURCE COMPANIES INVOLVES A SIGNIFICANT DEGREE OF RISK. THE DEGREE OF RISK INCREASES SUBSTANTIALLY WHERE THE COMPANY'S PROPERTIES ARE IN THE EXPLORATION AS OPPOSED TO THE DEVELOPMENT STAGE.

The securities offered by this prospectus must be considered speculative, generally because of the nature of the Company's business. In particular:

1. The purpose of the present Offering is to raise funds to carry out further exploration on the Company's mineral properties with the ultimate objective of establishing ore reserves of commercial tonnage and grade. If the Company's exploration program is successful, additional funds will be required for the development of an economic ore body and to place it in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only other alternative for the financing of further exploration would be the offering by the Company of an interest in its property to be earned by another

party or parties carrying out further exploration or development thereof, which is not presently contemplated. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

2. There is currently no market for the securities offered by the Company and there can be no assurance that an active market will develop or be sustained after the Offering. The lack of an active public market could have a material adverse effect on the price of the Company's common shares. The price of the Shares and the commission to the Agent was established by negotiation between the Company and the Agent, and may not be indicative of fair market value or future market prices. The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares of the Company on the Exchange in the future cannot be predicted.

3. Exploration for minerals is a speculative venture necessarily involving substantial risk. The program proposed by the Company is an exploratory search for ore. There is no certainty that the expenditures to be made by the Company in the acquisition and exploration of the interests described herein will result in discoveries of commercial quantities of ore. The property of the Company does not contain any known body of commercial ore and the development will occur only if satisfactory exploration results are obtained.

4. Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Currency fluctuations may affect the cash flow which the Company may realize from its operations since most mineral commodities are sold in a world market in US dollars. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

5. The grade of any ore ultimately mined from a mineral deposit may differ from that produced from drilling results. Production volumes and costs can be affected by such factors as the proximity and capacity of processing facilities, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on the results of operations. Moreover, there can be no assurance that minerals recovered in small scale laboratory tests will be achieved under production scale conditions. Although precautions to minimize risks will be taken, processing operations are subject to hazards such as equipment failure or failure of tailings impoundment facilities, which may result in environmental pollution and consequent liability.

6. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

7. There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on metal prices. Any material change in the quantity of reserves, resource grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

8. While the Company has obtained the usual industry standard title report with respect to its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

9. The Company's properties include mineral claims which have not been surveyed, and therefore, the precise location of the mineral claims may be in doubt.

10. The Company has only recently commenced operations and has no operating earnings. The likelihood of success of the Company must be considered in light of the problems, expenses and difficulties, complications and delays frequently encountered in connection with the establishment of any business. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interest of the Company with the possible dilution or loss of such interest. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources. There is no assurance that the Company can operated profitably or that it will successfully implement its plans.

11. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company does not maintain key-person insurance on the lives of any of its key personnel. In addition, while certain of the Company's officers and directors have experience in the exploration of mineral producing properties, the Company will remain highly dependent upon contractors and third parties in the performance of its exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

12. The Company operates at a loss and there is no assurance that the Company will ever be profitable.

13. The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources that the Company, in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competition in acquiring such properties or prospects.

14. The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various levels of government. Such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations, particularly environmental permits, will be obtainable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

15. Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of its properties. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available of the Company and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures.

16. Directors of the Company will not be devoting all of their time to the affairs of the Company. Certain of the directors of the Company serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a Board of Directors meeting, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several of these companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See "Conflict of Interest" below.

17. The Shares offered under this Prospectus will be subject to a dilution of $0.18 per share (72%).

18. The Company does not have insurance to adequately protect itself against certain risks associated with mineral exploration. Even if it were to obtain insurance, the Company will remain at risk and will be potentially subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium cost or other reasons.

USE OF PROCEEDS

The net proceeds after deduction of the Agent's commission to be derived from this Offering will be $460,000. The Company had as at December 31, 2006 a working capital of $176,146. The principal purposes for which the gross proceeds of the Offering after deduction of the Agent's commission and addition of the Company's working capital as at December 31, 2006 are as follows:

	Minimum
To pay the costs of the Offering	$ 50,000
To pay the cost of Phase I of the exploration program on the Hornby Basin Property (1)	230,000
Administration costs for 12 months (2)	94,000
Further unallocated working capital ($100,000 of which may be applied towards the costs of a further exploration program, if warranted by results of Phase 1)	262,146
TOTAL	$636,146

(1) See "Description of Business and Property".

(2) Includes administrative service fees of $12,000, director's fees of $12,000 and office expenses of $16,800 which will be paid to Insiders or their holding companies. See "Payments to Insiders and Promoters" and "Administration".

The Company will spend the funds available on the completion of this Offering to carry out its proposed exploration program as set out in "Description of Business and Property". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The Company will only redirect the funds to other properties on the basis of a written recommendation from an independent professional geologist or engineer.

The Company's working capital plus allocation for administration expenses available to fund ongoing operations will be sufficient to meet its administration costs for more than 12 months.

DESCRIPTION OF SECURITIES OFFERED

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of the date of this Prospectus, 8,585,000 common shares are issued and outstanding.

All common shares of the Company, both issued and unissued, rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

This Prospectus also qualifies the distribution and issuance of the Agent's Warrant, the Commission Shares and the CF Shares and the grant of the Over-Allotment Option and the issuance of Shares thereunder. Refer to "Plan of Distribution".

DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director.

The names, municipality of residence, age and principal business or occupations of each of the directors, officers, promoters, and other members of the management of the Company are as follows:

Name and Municipality of Residence	Age	Office Held	Date of Appointment	Principal Occupation for past Five Years
DERRICK STRICKLAND Vancouver, B.C.	39	President, Director, CEO, Promoter	June 23, 2006	Self-employed Geologist, 2000 to present. Geologist, Ashton Mining of Canada, 1993 to 2000
JASON WALSH * North Vancouver, BC	35	Secretary, Director, CFO, Promoter	June 13, 2006	Registered Representative, Global Securities 1997 to 2003; President, Bua Capital Management Ltd. 2003 to present.
MIKE MAGRUM * Vancouver, BC	52	Director, Promoter	June 13, 2006	President, Northern Geophysics Ltd. 1987 to present
BARRY SAXE Shady, New York	63	Director, Promoter	June 13, 2006	President, Cedar Electric 1969 to present

* Member of the Audit Committee.

The directors and officers beneficially own the following common shares in the capital of the Company:

Name	Number of Shares	Percentage of Class after Offering
Barry Saxe	1,850,000 Escrow [1]	17.31%
Jason Walsh	1,875,000 Escrow [2]	17.55%
Derrick Strickland	925,000 Escrow [3]	8.66%
Mike Magrum	2,093,750 Escrow	19.6%

[1] These shares are owned by 753050 BC Ltd., a company wholly owned by Barry Saxe.
[2] These shares are owned by Bua Capital Management Ltd., a company wholly owned by Jason Walsh.
[3] 750,000 of these shares are held by Tyro Industries Ltd., a company wholly owned by Derrick Strickland.

See description of depository and conditions of release under the heading "Escrowed Shares" below.

The directors have the following options to purchase the number of common shares as is set opposite the name of each director or officer:

Barry Saxe	211,025 shares
Jason Walsh	211,025 shares
Derrick Strickland	211,025 shares
Mike Magrum	211,025 shares

See "Options to Purchase Securities" for further details.

The percentage of common shares (beneficially owned, directly or indirectly), held by all directors, promoters, officers and other members of management as a group, at the completion of the Offering, is as follows:

Designation of Class	Percentage of Class
Common	63.71%

The Audit Committee of the Company consists of Jason Walsh, Barry Saxe and Mike Magrum.

Derrick Strickland – Age 39. President, Director and Chief Executive Officer - Mr. Strickland has been a self-employed Geologist since 2000. He has been a director of New Shoshoni Ventures Ltd. since 2004 and a director of Enwin Resources since 2002. Mr. Strickland will spend one-quarter of his working time of the Company's business. He has a Bachelor of Science Degree from Concordia University (1993) and a MBA Degree from the University of Phoenix (2001). He has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 2002. He may act as an independent contractor to the Company. He has not entered into a non-competition or non-disclosure agreement with the Company.

Jason Walsh – Age 35. Secretary, Director and Chief Financial Officer. Mr. Walsh has been the President of Thelon Ventures Ltd. (a junior mining company listed on the Exchange) since 2003. He was a registered representative with Global Securities from 1997 to 2003. He is a principal of Bua Capital Management Ltd. and Bua Group Holdings Ltd. He is the Corporate Secretary of International Ranger Corp., a company listed on the OTC Bulletin Board, 2005 to present. See "Corporate Cease Trade Orders and Bankruptcies" below. Mr. Walsh will spend one-quarter of his working time on the Company's business. He has not entered into a non-competition or non-disclosure agreement with the Company.

Mike Magrum – Age 52. Director. He is the President of Northern Geophysics Inc. from 1987 to date. He is a director and/or officer of Pinewood Resources Inc. 2002 to date, Shane Resources Ltd. 1997 to date,

Consolidated Pine Channel Gold Corp. 2003 to date, United Carina Resources Corp. 2003 to date, Rampart Ventures Inc. 2005 to date, Xemplar Energy Corp. 2005 to date, Terra Ventures Ltd. 2006 to date and Cooper Minerals Inc. 2005 to date. He is a former director and/or officer of Aeon Ventures Ltd. 2002-2004, Seabridge Resources Inc. 1995-2001, Nexttrip.com Travel Inc. 1999-2000, Inlet Resources Ltd. 1999-2004, Masuparia Gold Corp. 2000-2004 and Goldbrook Ventures Inc. 1997-2004. He is a member in good standing of the Association of Professional Engineers and Goescientists of British Columbia since 1987. He has a Bachelor of Science (Geol.Eng.) from University of Alaska, (1976). Mr. Magrum will spend one-tenth of his working time on the Company's business. He may act as an independent contractor to the Company. He has not entered into a non-competition or non-disclosure agreement with the Company.

Barry Saxe – Age 63. Director. Mr. Saxe has been the principal of Cedar Electric from 1969 to date. Mr. Saxe will spend one-tenth of his time on the Company's business. He may act as an independent contractor to the Company. He has not entered into a non-competition or non-disclosure agreement with the Company.

Corporate Cease Trade Orders and Bankruptcies

The following directors, officers, promoters or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the ten years prior to the date of this Prospectus, have been a director, officer or promoter of any other issuer or reporting company which have been struck from the Registrar of Companies by the B.C. Registrar of Companies or other similar authority or was subject to a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, or suspension order for a period of more than 30 consecutive days:

1) Mike Magrum was a director of Aeon Ventures Ltd. which was cease traded on September 2, 2003 for failure to file financial statements. The cease trade order was revoked on February 9, 2004.

2) Mike Magrum was a director of Pinewood Resources Ltd. which was ceased traded by the B.C. Securities Commission on December 30, 2004 and by the Alberta Securities Commission on April 25, 2005 for failure to file financial statements. These cease trade orders have not been revoked as at the date of this Prospectus.

3) Jason Walsh is an officer of International Ranger Corp. which was cease traded by the B.C. Securities Commission on July 6, 2006 in respect to corporate disclosure concerns. The cease trade order has not been revoked as at the date of this Prospectus.

None of the directors, officers, promoters or other members of management has been a director, officer or promoter of any other issuer or reporting company which was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislative authority relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that reporting company.

Penalties and Sanctions

None of the directors, officers, promoters or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company has been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

No director, officer, promoter or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of the Prospectus, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. In particular, the President and the Chief Financial Officer of the Company will only be devoting 25% of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No director, officer, promoter or other member of management nor their respective associates or affiliates has been indebted to the Company at any time.

PAYMENTS TO INSIDERS AND PROMOTERS

Executive Compensation

Summary Compensation Table

The Company has two executive officers, namely Derrick Strickland and Jason Walsh. The following table sets forth the compensation paid to the Company's executive officer during the period from incorporation to November 30, 2006.

Name and Principal Position	Year	Salary	Bonus ($)	Other Annual Compen-sation ($)	Under Options/ SARs Granted (#)	Securities Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Annual Compensation					Long Term Compensation			
					Awards		Payouts	
JASON WALSH [1] Secretary, CFO & Director	2006	N/A	N/A	4,000	211,025	N/A	N/A	9,600 [2]
DERRICK STRICKLAND CEO, President & Director	2006	N/A	N/A	Nil	211,025	N/A	N/A	N/A

[1] See " Compensation of Directors, Officers, and Employees" below.

[2] Includes $4,000 for Administrative services and $5,600 for office expenses received by Bua Group Holdings Ltd. See "Compensation of Directors, Officers and Employees" below.

Options granted since incorporation to November 30, 2006

The following table sets forth information on options granted to the executive officers

Name and Principal Position	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date
JASON WALSH CFO, Director, Secretary	211,025	21%	$0.25	N/A	Two Years after the Listing of the Company's shares on the TSX Venture Exchange
DERRICK STRICKLAND CEO, President & Director	211,025	21%	$0.25	N/A	Two Years after the Listing of the Company's shares on the TSX Venture Exchange

Compensation of Directors, Officers, and Employees

The Company has no plans pursuant to which it compensates its directors for services in their capacity as directors other than the granting of stock options. See "Options to Purchase Securities". Mr. Walsh's wholly owned holding company, Bua Group Holdings Ltd., receives or will continue to receive $1,000.00 per month for administrative services and $1,400 per month for office expenses pursuant to an Administrative Services Agreement dated August 1, 2006. See "Material Contracts". In addition, Mr. Walsh receives and will continue to receive $1,000 per month for a director's fee.

Proposed Compensation

As described under the heading "Executive Compensation", the Company anticipates paying $12,000 as compensation to its executive officers, insiders, promoters or other members of management during the 12 month period following completion of the Offering. See "Administration".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

1. Stock options granted to the directors on November 14, 2006 to each of the four directors of 211,025 shares at $0.25 for a period of two years from the date of listing of the Shares on the Exchange.

2. The administrative services agreement dated August 1, 2006 with Bua Group Holdings Ltd which is wholly owned by Jason Walsh, a director. Bua Group Holdings Ltd. will receive $1,000 in administrative service fees and $1,400 for office expenses per month.

3. Director's fees of $1,000 per month are paid to Jason Walsh, a Director.

SHARES

Existing share and long-term debt capital.

	No. of Issued Securities	Price per Security	Total Consideration
a) Issued as of the date of this Prospectus	8,585,000	various	$367,250
b) Offering	2,000,000	$0.25	$500,000
c) Total shares issued and outstanding at end of Offering	10,585,000 [1]	N/A	$867,250

[1] Assuming no share issuances under the Over-Allotment Option, no Commission Shares or CF shares.

FULLY DILUTED SHARE CAPITAL

The following table sets out the number and percentage of securities of the Company proposed to be outstanding on a fully diluted basis after giving effect to the Offering.

	No. of Shares	Percentage of Total
Issued and Outstanding as at the date of the Prospectus	8,585,000	72.49%
Issuable pursuant to the Offering	2,000,000 [1]	16.89%
Reserved for issuance pursuant to Stock Option Plan	1,058,500 [2]	8.93%
Reserved for issuance pursuant to the Agent's Warrant	200,000 [3]	1.69%
Total shares outstanding on a fully diluted basis	11,843,500	100%

[1] Assumes no Shares to be issued pursuant to the Over-Allotment Option, no Commission Shares issued to the Agent as payment of its commission, and no CF Shares issued to the Agent toward the balance of its corporate finance fee.

[2] The stock options are exercisable from the date the Shares commence trading on the Exchange. See "Options to Purchase Securities".

[3] Pursuant to the Agency Agreement, the Company has agreed to grant to the Agent the Agent's Warrant entitling the Agent to purchase 200,000 Shares at $0.25 per Share for a period of one year from the date the Company's Shares are listed on the Exchange.

OPTIONS TO PURCHASE SECURITIES

Incentive Stock Options

Pursuant to a Stock Option Plan dated August 29, 2006, the Company has granted non-transferable options for services to the following persons for the number of common shares as is set opposite the name of each person:

Jason Walsh	211,025
Derrick Strickland	211,025
Barry Saxe	211,025
Mike Magrum	211,025
Kevin Beaulieu	105,512
Ismara Corea	52,756

As at the date of this Prospectus, the Company has issued the following options, warrants or other rights to purchase securities:

Category	Shares Issuable	Exercise Price	Market Value of Securities Underlying Options on the Date of Grant ($/Security) [1]	Expiration Date
Options held by all executive Officers (2 individuals)	422,050	$0.25	N/A	Two years from listing of the Shares on the Exchange
Options held by all directors and officers who are not also executive officers (2 individuals in the aggregate)	422,050	$0.25	N/A	Two years from listing of the Shares on the Exchange
Options held by employees	158,268	$0.25	N/A	Two years from listing of the Shares on the Exchange

[1] As the Company's Shares were not listed on the Exchange at the date of grant, the market value of the securities underlying the options on the date of grant is not available.

The Directors and Officers Stock Option Agreements provides that the option exercise price is $0.25 per share and that the options are exercisable up to two years from the listing of the Shares on the Exchange. There are no other options to purchase securities of the Company other than as disclosed in this Prospectus.

These options terminate 30 days after an employee, director and/or officer ceases to be an employee, director or officer.

Agent's Warrant

The Agent will receive a warrant (the "Agent's Warrant"), entitling the Agent to purchase, at the Offering Price, 200,000 Shares at any time up to the close of business one year from the date the Shares are listed on the Exchange.

There are no assurances that the options, warrants, or other rights described above will be exercised in whole or in part.

Stock Option Plan

The Board of Directors of the Company has adopted an incentive stock option plan (the "Stock Option Plan") which reserves for issuance, a maximum of 10% of the Company's issued and outstanding share capital at the time of a grant of options under the Stock Option Plan. The Stock Option Plan is subject to regulatory approval, with such changes as may be required by such regulatory authorities and requires shareholder approval annually pursuant to the policies of the Exchange. The Stock Option Plan permits the grant of stock options to directors, officers, employees and consultants and their respective permitted assigns of the Company, or any of the Company's affiliates. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. After the shares of the Company are listed on the Exchange and at the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.05 shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever other than cause, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 30 days or until the option's expiration date, whichever is earlier, after which time the options will terminate and be of no further force and effect. If the optionee ceases to be an eligible person for cause, the option ceases forthwith. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of 120 days after the date of death and the option's expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any insider and the insider's associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 10% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Prospectus, the only persons known by the Company to have direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of any class of such securities upon completion of the Offering are as follows:

Name and Municipality of Residence	No. of Shares (of record & beneficial)	Percentage of Shares Outstanding Prior to Offering	Percentage of Shares Outstanding After Offering
BARRY SAXE Shady, New York	1,850,000 [4]	21.55%	17.48% [1]
MIKE MAGRUM Vancouver, B.C.	2,093,750	24.39%	19.78% [2]
JASON WALSH North Vancouver, B.C.	1,875,000 [5]	21.89%	17.71% [3]

[1] On a fully diluted basis, 15.62%
[2] On a fully diluted basis, 17.68%
[3] On a fully diluted basis, 15.83%
4 These shares are held in the name of 753050 B.C. Ltd. which is wholly owned by Barry Saxe
5 These shares are held in the name of Bua Capital Management. Ltd. which is wholly owned by Jason Walsh

ESCROWED SHARES

As of the date of this Prospectus, 6,743,750 common shares are held in escrow (the "Escrowed Shares") by Computershare Trust Company (the "Escrow Agent") of 3rd Floor – 510 Burrard Street, Vancouver, B.C. pursuant to the terms and conditions of an escrow agreement dated November 22, 2006 (the "Escrow Agreement"). The Escrow Agreement provides that the Escrowed shares may not be traded in, dealt with in any manner whatsoever or released, nor may the Company, its transfer agent or the escrow holders make any transfer or record any trading of the shares without the consent of the securities regulators of the jurisdiction in which the Company is a reporting issuer or the Exchange.

The complete text of the Escrow Agreement is available for inspection at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C.

Designation of Class	No. of Shares Held in Escrow	Percentage of Class upon Completion of Offering
Common	6,743,750	63.71%

The Escrowed Shares shall not be released unless listing of the Company's shares is completed by the Company. As the Company is an "Emerging Company" as defined in National Policy 46-201, the original number of all escrowed shares of the Company may be released as to 10% on the date on which the company's shares are listed on the Exchange (the "Listing Date") and as to 15% every six months after the initial release so that all escrowed shares will have been released three years after the Listing Date. The Exchange may approve an accelerated release schedule if the Company, after the Listing Date meets "Tier 1 Company" listing requirements or establishes itself as an "Established Company" as described in National Policy 46-201F.

The Escrow Agreement restricts the sale, assignment, hypothecation and transfer of all escrowed shares except as set out in Part 5 of the escrow agreement. The Escrow Agreement permits a transfer of escrowed shares to directors, senior officers or other principals of the Company as defined therein. In the event of the bankruptcy or death of a holder of Escrowed Shares, the Escrow Agent, may transmit such holders' escrowed shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of the escrowed shares. Escrowed Shares transferred upon death will be released from escrow to the applicable legal representative unless the Exchange objects. The Escrow Agreement allows the holders to transfer Escrowed Shares to other parties upon a realization of pledged, mortgaged or charged escrow shares or into the escrow holders' Registered Retirement Savings Plans, Registered Retirement Income Funds or similar registered plans, subject to the Escrow Agent receiving satisfactory supporting documentation in accordance with the Escrow Agreement.

RESALE RESTRICTIONS ON THE SEED SHARES

Seed capital shares (all shares issued prior to the Initial Public Offering which are not subject to escrow agreement) are subject to the Exchange's Seed Share Resale Restrictions as outlined in the policies of the Exchange (Policy 5.4 paragraph 10). The certificates for these shares are legended to prohibit sales of these securities prior to the expiry of the relevant hold period. There are 1,841,251 seed capital shares which were not escrowed. Of these shares, 368,250 shares will be released on the closing of the Offering. A further 368,250 shares will be released every month until the expiry of 4 months from the closing of the Offering. These resale restrictions are in addition to statutory hold periods.

PRIOR SALES

No. of Issued Shares	Price per Security	Total Consideration
6,000,000 [1]	$0.01	$60,000.00
1,997,500 [2]	0.10	199,750.00
487,500	0.20	97,500.00
100,000	Deemed 0.10	Property payment

[1] These shares are held in escrow. See "Escrowed Shares".
[2] 743,750 of these shares are held in escrow and the remainder are subject to resale restrictions. See "Resale Restrictions on Seed Shares" above.

PROMOTERS

The present directors and officers of the Company are the promoters of the Company. See "Directors, Officers, Promoters and Other Management" on page 30 and "Executive Compensation".

The promoters have been granted options to purchase up to 844,100 shares at a price of $0.25 per share for two years from the listing of the Shares on the Exchange.

DIVIDEND RECORD

The Company has not, since its incorporation on June 13, 2006, paid any dividends on any of its shares. The Company has no present intention to pay dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor does the Company contemplate any such proceedings.

RELATIONSHIP BETWEEN THE COMPANY AND THE AGENT

The Company is neither a connected issuer or a related issuer of the Agent as defined in National Instrument 33-105.

MATERIAL CONTRACTS

There are no material contracts entered into by the Company and currently in effect other than as disclosed in this Prospectus as follows:

1. The Agency Agreement dated ■, 2007 between the Company and Wolverton Securities Ltd. described in the section captioned "Plan of Distribution" herein.

2. The Directors and Officer's Stock Option Agreements dated January 17, 2007 between the Company and some of its employees and its directors and officers described in the section captioned "Options to Purchase Securities" herein.

3. The Escrow Agreement dated November 22, 2006 between Pacific Corporate Trust Company and each of the persons described in the section captioned "Escrowed Shares" herein.

4. An Administrative Services Agreement dated August 1, 2006 between Bua Group Holdings Inc. and the Company described under the heading "Payments to Insiders and Promoters".

5. Transfer Agent Agreement between the Company and Pacific Corporate Trust Company dated August 2, 2006.

6. The Property Acquisition Agreement dated July 1, 2006 between the Company and Kalac Holdings Inc. and Trevor Teed described under the heading "Property".

Material contracts may be inspected at the offices of Hemsworth, Schmidt at 430 - 580 Hornby Street, Vancouver, B.C. during normal business hours during the period of distribution of the securities being offered under this Prospectus and for a period of 30 days thereafter.

OTHER MATERIAL FACTS

There are no other material facts relating to the offering of securities under this Prospectus other than as disclosed herein.

TRANSFER AGENT AND REGISTRAR AND AUDITOR

The Registrar and Transfer Agent for the Company is Pacific Corporate Trust Company of 2nd Floor – 510 Burrard Street, Vancouver, B.C. The Auditor for the Company is MacKay LLP, Chartered Accountants, Suite 1100 - 1177 West Hastings Street, Vancouver, B.C. V6E 4T5.

FINANCIAL STATEMENTS, REPORT AND OTHER EXHIBITS

Audited Financial Statements prepared for the period from incorporation ending November 30, 2006 together with the appropriate location and mineral claim plan maps are included in this Prospectus after this page.

PURCHASERS' STATUTORY RIGHT OF WITHDRAWAL AND RESCISSION

Securities legislation in the provinces of British Columbia and Alberta provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.


LEGEND
Geon 0-5 cover
Geon 7-16 cover
Geon 18-19 (?) cover
Geon 18 magmatic zone
Geon 19 magmatic zone
Geon 18-20 cover
Geon 18-25 (?) basement
Geon 18-32 (?) basement
Geon 25-39 basement
ARCTIC PLATFORM
MAP AREA
Coppermine Homocline
CORONATION GULF
Kilohigok Basin
Thelon Magmatic Zone
Lupin Mine Au
Ekati Diamond Mine
Diavik Diamond Mine
SLAVE CRATON
Nicholas Lake Mine, Au
Discovery Mine Au
Giant Mine Au
Con Mine Au
Rayrock Mine U
YELLOWKNIFE
MACKENZIE PLATFORM
GREAT SLAVE LAKE
Taltson Magmatic Zone
Thelon Basin
CHURCHILL
HINTERLAND
0 50 100
kilometres
Temporal classification of principal geotectonic elements adjacent to the Slave Craton after GSC open file 2559 (1994)

Figure 1 Location of Property



Coronation Gulf
116
ARCTIC PLATFORM
MAP AREA
SLAVE CRATON
MACKENZIE PLATFORM
CHURCHILL
HINTERLAND
Falcon
Tim
Bear Mt
Osprey Gorge
Duke Creek
Hornby Basin Property
September
Bear Valley
Munch
Tabb
Contact
Mac
Dease Arm
John
Ron
Boig
Fat
Far
Rah
Bonanza
Comur
Bluto
Jint
McLaren
Jackal
Louise
Pat
Coppermine River
Hornby Bay
McTavish Arm
Kim
Quot
0 20 40 60 80
Scale, kilometres
66 Great Bear Lake
Eldorado Mine
Contact Lake Mine
Bullwinkle
Wopmay Fault
Uranium Point
Terra Mine
Jackpot
Leith
Damp
116
PALEOZOIC
Old Fort and Saline River Fmn
Haydrinian
Rae Group
Helikian
Coppermine River Group
Dismal Lake Group
Hornby Bay Group
Wopmay Orogen
Great Bear Magmatic Zone
Hepburn Metamorphic and Plutonic Units
Uranium Occurrences

DRWGCL 2006, after Blackwell, 1988 and Geol Surv. Can Open File Report 2559, 1994

Figure 2

AUDITOR'S CONSENT

We have read the Preliminary Prospectus dated January 30, 2007 of Ringbolt Ventures Ltd. (the "Company") relating to an offering of a minimum of 2,000,000 common shares of the Company at $0.25 for gross proceeds of $500,000. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the use in the above-mentioned Preliminary Prospectus of our auditors' report to the directors of the Company on the balance sheet of the Company as at November 30, 2006 and the statements of operations and deficit cash flows for the period from incorporation on June 13, 2006 to November 30, 2006, which report is dated as of January 2, 2007, except as to Note 8 which is dated February XX, 2007.

MacKay LLP
Chartered Accountants

"MacKay LLP

Vancouver, B.C.
January 30, 2007

RINGBOLT VENTURES LTD.

Financial Statements
November 30, 2006

AUDITORS' REPORT

To the Directors of
Ringbolt Ventures Ltd.

We have audited the balance sheet of Ringbolt Ventures Ltd. as at November 30, 2006, the statements of operations and deficit, and the cash flows for the period from incorporation on June 13, 2006 to November 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and the results of its operations and its cash flows for the period from incorporation on June 13, 2006 to November 30, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada.
January 2, 2007 except for
note 9 dated January xx, 2007

RINGBOLT VENTURES LTD.
BALANCE SHEET
AS AT NOVEMBER 30, 2006

As at		November 30, 2006
Assets		
Current		
Cash	$	200,965
Accounts receivable		419
		201,384
Mineral property acquisition costs (note 3)		**35,000**
Deferred exploration expenditures (note 3)		**107,187**
Deferred share issuance costs		**19,950**
	$	**363,521**
Liabilities		
Current		
Accounts payable and accrued liabilities	$	23,150
Shareholders' Equity		
Share capital (note 4)		**367,250**
Contributed surplus (note 4)		**97,000**
Deficit		**(123,879)**
		340,371
	$	**363,521**

Subsequent events (note 8)

Approved by the Directors:

"Jason Walsh" Director

"Derrick Strickland" Director

RINGBOLT VENTURES LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO NOVEMBER 30, 2006

		From Date of Incorporation on June 13, 2006 to November 30, 2006
Administrative expenses		
Bank charges and interest	$	557
Consulting fees		3,000
Directors fees		4,000
Filing fees		2,120
Legal and accounting		8,578
Office expenses		9,712
Stock-based compensation		97,000
Loss before other items		(124,967)
Other items		
Interest income		**1,088**
Loss for the period		**(123,879)**
Deficit, beginning of period		**-**
Deficit, end of period	**$**	**(123,879)**
Basic and diluted loss per share	**$**	**(0.05)**
Weighted average common shares outstanding		**2,683,561**

RINGBOLT VENTURES LTD.
STATEMENTS OF CASHFLOWS
FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO NOVEMBER 30, 2006

		From Date of Incorporation on June 13, 2006 to November 30, 2006
Cash provided by (used for)		
Operating activities		
Loss for the period	$	(123,879)
Item not affecting cash:		
Stock-based compensation		97,000
Net change in non-cash working capital		16,946
		(9,933)
Financing activities		
Share issuance costs incurred		(19,950)
Shares issued for cash		357,250
		337,300
Investing activities		
Acquisition of mineral properties		(25,000)
Deferred exploration expenditures		(107,187)
Accounts payable related to exploration		5,785
		(126,402)
Net increase in cash		**200,965**
Cash, beginning of period		**-**
Cash, end of period	**$**	**200,965**
Supplemental cash flow information (note 7)		
Interest received	**$**	**1,088**
Income taxes paid	**$**	**-**

RINGBOLT VENTURES LTD.
STATEMENT OF PROPERTY ACQUISITION COSTS AND DEFERRED EXPLORATION
FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO NOVEMBER 30, 2006

	From Date of Incorporation on June 13, 2006 to November 30, 2006
Acquisition costs	**Total**
Hornby Basin	**$ 35,000**
Deferred exploration expenditures	
Consulting	15,157
Geophysics	92,030
	107,187
	$ 142,187

1. Nature of Operations

The Company was incorporated under the Company Act of British Columbia on June 13, 2006 and its principal activity is the exploration of mineral properties.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant Accounting Policies

a) Mineral prope rties and related deferred exploration expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recorded costs of mineral properties and deferred exploration expenditures are not intended to reflect present or future values of resource properties.

b) Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

2. Significant Accounting Policies (continued)

c) Loss per share

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of shares outstanding during the period. Existing stock options have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

d) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

e) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Stock-based compensation plan

The Company accounts for its stock-based compensation using the fair value method, determined using the Black-Scholes option pricing model. Compensation expense is recorded in the statement of operations over the vesting period.

g) Non-monetary consideration

In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

h) Share issue costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance o f the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued. Deferred financing costs consist primarily of corporate finance fees, legal fees and sponsorship fees.

2. Significant Accounting Policies (continued)

i) Measurement uncertainty

The amounts recorded for cost of the resource properties, and the provision for a future asset retirement obligation are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

j) Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3. Mineral Properties

a) Hornby Basin Property

By option agreement dated July 1, 2006, the Company has an exclusive option to acquire up to an undivided 100% right, title and interest in four mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property.

Consideration for the option is as follows:

	Option payments		Work commitments		Common shares	
On execution of the agreement	$ 25,000	(paid)	$ -		100,000	(issued)
On or before August 30, 2006	-		100,000	(spent)		
On or before July 1, 2007	25,000		-		200,000	
On or before August 30, 2007	-		200,000		-	
On or before July 1, 2008	25,000		-		200,000	
On or before August 30, 2008	-		200,000		-	
On or before July 1, 2009	25,000		-		500,000	
On or before August 30, 2009	-		250,000		-	
	$ 100,000		$ 750,000		1,000,000	

The Property is subject to a 2% Net Smelter Return royalty which Ringbolt can buy down to 1% at a cost of $1,000,000.

4. Share Capital

a) Authorized

100,000,000 common shares without par value

b) Issued

	From date of Incorporation to November 30, 2006		
	Shares	**Amount**	**Contributed Surplus**
Balance, beginning of period	-	$ -	$ -
Issued for cash			
Escrow shares	6,743,750	134,375	-
Private placements	1,741,250	222,875	-
Issued for property	100,000	10,000	-
Stock-based compensation	-	-	97,000
Balance, end of period	**8,585,000**	**$ 367,250**	**$ 97,000**

During the period ended November 30, 2006, the Company issued the following shares:

i) issued 6,000,000 common shares at a price of $0.01 per share and 743,750 common shares at a price of $0.10 per share for total proceeds of $134,375. These common shares are held in escrow and will be released pro-rata to the shareholders with 10% of the escrow securities being released upon the date the common shares are listed for trading on the TSX Ventures Exchange, 1/6 of remainder being released after 6 months, 1/5 of remainder being released after 12 months, 1/4 of remainder being released after 18 months, 1/3 of remainder being released after 24 months, ½ of remainder being released after 30 months and the remaining being released after 36 months of listing.

ii) issued 487,500 common shares at a price of $0.20 per share for total proceeds of $97,500. These common shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iii) issued 1,253,750 common shares at a price of $0.10 per share for total proceeds of $125,375. These shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iv) issued 100,000 common shares valued at $0.10 per share under a property option agreement (note 3).

c) Escrow shares

Currently, 6,743,750 shares are held in escrow.

4. Share Capital (continued)

d) Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling thém to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years per plan.

A summary of the Company's outstanding options at November 30, 2006 and the change during the period is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, beginning of the period	-	$ -
Granted	1,002,368	0.25
Balance, end of period	**1,002,368**	**$ 0.25**

As at November 30, 2006 the following incentive stock options are outstanding:

	Number of Options	Exercise Price	Expiry Date
	1,002,368	$0.25	2 years after listing
Total	**1,002,368**		

During the period ended November 30, 2006, the Company granted 1,002,368 stock options. The fair value of stock options granted is estimated using the following assumptions:

Risk-free interest rate	3.97%
Expected life	2 years
Annual volatility	100%
Dividend rate	0.00%

Using the above assumptions, the fair value of the options granted is $0.10 per option.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

RINGBOLT VENTURES LTD.
NOTES TO FINANCIAL STATEMENTS
FROM DATE OF INCORPORATION ON JUNE 13. 2006 TO NOVEMBER 30, 2006

5. Related Party Transactions

a) The following amounts were paid or accrued to directors or companies controlled by directors or officers of the Company for services provided from the date of incorporation to November 30, 2006. These amounts have been recorded at the exchange amount being the compensation agreed to by both parties:

	2006
Directors' fees	$4,000
Office and administration fees	9,600

Included in accounts payable is $9,600 due to a company controlled by a director of the company.

Amounts due to or from related parties are unsecured, do not bear interest and are classified as a current asset or liability due to their nature and expected time of repayment, accordingly the fair value cannot be practicably determined.

6. Income Taxes

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

		2006
Net income (loss) for the year	$	(123,879)
Statutory Canadian corporate tax rate		34.10%
Anticipated tax expense (recovery)		(42,243)
Unrecognized items for tax purposes		34,004
Change in future income tax valuation allowance		8,239
Actual income tax provision	$	-

The significant components of the Company's future tax assets are as follows:

		2005
Mineral property interests	$	-
Non-capital loss carry forwards		7,973
Cumulative eligible capital		266
Valuation allowance		(8,239)
Future income taxes	$	-

The company has Canadian non-capital loss carry-forwards of $23,382 that may be available for tax purposes. The losses will expire in 2016.

7. Supplemental cash flow information

The following non-cash transaction was recorded during the period for investing activities:

Mineral property acquisition by issuance of shares	$10,000

8. Subsequent events

The company is in the process of filing a prospectus with the British Columbia Securities Commission offering 2,000,000 common shares at $0.25 per share as an initial public offering ("IPO"). Pursuant to an Agency Agreement with Wolverton Securities Ltd. (the "Agent"), the Agent will receive a commission of 8% of the gross proceeds of the offering and be paid a corporate finance fee of $25,000 ($7,500 paid) plus GST, and expenses. The Agent will be granted a warrant to acquire 200,000 common shares at $0.25 per share for a period of twelve months from the date that the company's shares are listed on the TSX Venture Exchange. The IPO is subject to regulatory approval.

CERTIFICATE OF THE COMPANY

DATED: January 30, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia) and Part 9 of the Securities Act (Alberta) and their rules and regulations.

"Derrick Strickland"
(signed) DERRICK STRICKLAND
Chief Executive Officer

"Jason Walsh"
(signed) JASON WALSH
Chief Financial Officer

On behalf of the Board of Directors

"M. Magrum"
(signed) MIKE MAGRUM
Director

"Barry Saxe"
(signed) BARRY SAXE
Director

CERTIFICATE OF PROMOTERS

DATED: January 30, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia) and Part 9 of the Securities Act (Alberta) and their rules and regulations.

"Jason Walsh"
(signed) JASON WALSH
Promoter

"Derrick Strickland"
(signed) DERRICK STRICKLAND
Promoter

"M. Magrum"
(signed) MIKE MAGRUM
Promoter

"Barry Saxe"
(signed) BARRY SAXE
Promoter

CERTIFICATE OF THE AGENT

DATED: January 30, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia) and Part 9 of the Securities Act (Alberta) and their rules and regulations.

WOLVERTON SECURITIES LTD.

Per: "Colman Wong"

Colman Wong

RECEIVED
2008 SEP 30 A 8:35
FICE OF INTERNAT...
CORPORATE F...

CONTRACT FOR SERVICES

THIS AGREEMENT made this 1st day of August , 2006.

BETWEEN:

Ringbolt Ventures Ltd., a company duly incorporated under the laws of the Province of British Columbia, and having its registered office at 403 580 Hornby Street, V6C 2B3;

(hereinafter called the "**Company**")

OF THE FIRST PART

AND:

BUA GROUP HOLDINGS LTD., of 609-475 Howe Street, in the City of Vancouver, in the Province of British Columbia, V6C 2B3;

(hereinafter called the "**Administrator**")

OF THE SECOND PART

WHEREAS:

A. The Administrator represents that the principals of the Administrator, Jason Walsh and Ralf Hillebrand, are experienced in the business of administrating the affairs of companies and businesses.

B. The Company desires to engage the services of the Administrator for the purposes of administrating the affairs of the Company.

C. The effective date of this Agreement shall be the 1st day of the June, 2006 (the "Effective Date").

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1. The Company hereby appoints the Administrator to be the manager of the Company's daily affairs, including managing the Company's office.

2. The Administrator, as manager for the Company, shall:

   (a) cause the Company to punctually pay all proper bills and accounts for supplies, materials, services and wages presented to the Company, with the Company's funds when available in the Company's treasury; the Administrator will be reimbursed for all bills and accounts and out-of-pocket expenses paid or incurred on behalf of the Company (the "Administrator's Expenses");

   (b) cause the Company to keep proper books of accounts and records showing the Company's income and expenditures;

(c) cause the Company to keep records of the Company's assets and business interest and all subsequently acquired projects and properties, and ensure that these aforementioned assets are kept in good standing through the due payment of all taxes, rents and assessments imposed or levied upon same with funds provided by the Company; and

(d) provide such other managerial assistance as the Company may request from time to time.

3. The Administrator shall undertake and exercise the ordinary functions of manager for the Company.

4. The services of the Administrator shall commence on the effective date and this Agreement shall terminate one year after the Effective Date or by written notice of the Administrator, whichever shall first occur:

(a) in the case of a termination notice by the Administrator to the Company and upon payment of the current month's Fee at the date of the notice plus the reimbursement of any the reimbursement of any Administrator's Expenses; the Administrator shall leave all records, reports and data pertaining to and belonging to the Company in an up-to-date and orderly manner and shall not remove any of these records, reports and data from the office of the Company;

(b) (i) In the event of a notice by either party being given before the 15th day of the month, the Administrator shall provide its services if requested by the Company until the last day of the month in which the notice is given, or

(ii) if the notice is given after the 15th day of the month, the Administrator shall provide its services for a minimum ten (10) business days immediately following the date of the notice.

5. (a) The Administrator shall cause its employee's to devote sufficient time, skill, knowledge and attention to managing the affairs of the Company, on behalf of the Administrator, in a competent and manner and the Administrator shall receive from the Company, as a fee for services provided to the Company, the sum of One Thousand ($1,000.00) Dollars per month;

(b) The Company will pay the Administrator One Thousand Four Hundred ($1,400.00) Dollar per month for office expenses. (See attached schedule A)

6. All payments hereunder shall be made to the Administrator at its address first above written and the Company shall remit such payments to the Administrator on a regular monthly basis commencing the Effective Date.

7. The Company shall indemnify and save harmless the Administrator from and against any and all actions, claims, suits, demands, losses and/or damages whatsoever which may arise or result from or are caused by the Administrator or the Company or anyone associated with or employed by the Administrator or the Company in the ordinary scope of employment or the terms of management.

8. The Administrator shall act upon all lawful instructions given to it by the Board of Directors of the Company.

9. Any notice required to be given to either party by the other hereunder shall be well and sufficiently given if sent by registered mail, postage paid or if delivered to the parties hereto at their

respective addresses as first above written. Such notice shall be deemed received, if delivered, when delivered or, of mailed, forty-eight (48) hours after posting. Either party may change its address for notice by advising the other party in writing.

10. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, as the case may be.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the date and year first above written.

THE CORPORATE SEAL of **Ringbolt VENTURES LTD**, was hereunto affixed in the presence of:) C/S

"JASON WALSH"

THE CORPORATE SEAL of **BUA GROUP HOLDINGS LTD.**, was hereunto affixed in the presence of:) C/S

"RALF HILLEBRAND"

Schedule A
Ringbolt Ventures Ltd

-Rent
-Phones
-Website Hosting/email
-Office supplies
-Cable
-Internet

RECEIVED
2008 SEP 30 A 8:35
[illegible]

REGISTRAR AND TRANSFER AGENT AGREEMENT

THIS AGREEMENT made as of August 2, 2006.

BETWEEN:

PACIFIC CORPORATE TRUST COMPANY, a trust company duly incorporated under the laws of British Columbia having an office at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9

(the "Trust Company")

OF THE FIRST PART

AND:

RINGBOLT VENTURES LTD., a company duly incorporated under the laws of British Columbia, having an office at 475 Howe Street, Suite 609, Vancouver, British Columbia, Canada, V6C 2B3.

(the "Company")

OF THE SECOND PART

WHEREAS:

A. The Trust Company is a trust company that is authorized to carry on a trust business under the Financial Institutions Act (British Columbia);

B. The Company wishes to appoint the Trust Company as its registrar and transfer agent in respect of its common shares (the "Shares") and the Trust Company has agreed to accept such appointment on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the premises and of the covenants and agreements of the parties set forth in this Agreement, the parties agree as follows:

1. APPOINTMENT AS REGISTRAR AND TRANSFER AGENT

1.1 **Appointment** - The Company hereby appoints the Trust Company as its registrar and transfer agent and the Trust Company hereby accepts the appointment, upon and subject to the terms of this Agreement.

1.2 **Fees and expenses** - The Company agrees to pay to the Trust Company:

(a) its fees in effect from time to time as set out in the Trust Company's Schedule of Fees; and

(b) all costs and expenses, including legal fees if applicable, incurred by the Trust Company in carrying out its duties under this Agreement.

1.3 **Payment due date** - Any invoice rendered to the Company for fees and expenses of the Trust Company shall be payable within 30 days of the date of the invoice.

1.4 **Schedule of fees** - The Trust Company may revise its Schedule of Fees at any time upon 30 days' prior notice to the Company.

2. SHARE REGISTERS

2.1 **Central Securities Register** - The Company hereby appoints the Trust Company to maintain the Company's central securities register in respect of the Shares at its principal office in Vancouver, British Columbia.

2.2 **Information to be provided** - The Company agrees to provide the Trust Company with the information it requires in order to set up and maintain the central securities register. The Company represents and warrants that such information shall be accurate and complete and the Trust Company may rely upon the information, without any duty to enquire further, in establishing and maintaining the central securities register.

2.3 **Branch securities registers** - Upon the written request of the Company, authorized by a resolution of the Board of Directors of the Company, the Trust Company will cause branch securities registers (the "Branch Registers") to be maintained by it or by a co-transfer agent as required by law on the same terms and conditions as the central securities register is to be maintained, with any necessary changes, in cities other than Vancouver.

2.4 **Record Difference** – In the event that there exists an over issuance of securities or other out of balance securities position as a result of an error by the Company or a previous record keeping agent (collectively, a "Record Difference"), the Company will immediately and at its cost take all steps necessary to rectify the Record Difference, including purchasing sufficient securities in the market. Upon discovery of a Record Difference, the Company shall immediately notify the Trust Company and provide details of the Record Difference. If the Company fails to immediately rectify the Record Difference and the Trust Company elects or is required to take action to rectify the Record Difference, the Company shall provide the Trust Company in advance with sufficient funds to undertake such action.

3. SHARE CERTIFICATES

3.1 **Blank certificates** - The Company agrees to provide the Trust Company with blank share certificates or authorize the Trust Company to print generic share certificates, in a form approved by the Company as and when requested to do so by the Trust Company and at the Company's expense. The Company shall ensure that all share

certificates shall comply with applicable law and the rules of the stock exchanges on which the Company's shares may be listed for trading.

3.2 **Signatures** - The share certificates shall be signed by a director or other officer or officers of the Company as required by law, by the constating documents of the Company or by resolutions of directors of the Company. The signature of such director, officer or officers on such share certificates may be printed, engraved, lithographed or otherwise mechanically reproduced and shall be binding upon the Company and the certificates so signed will be valid and binding upon the Company, notwithstanding:

(a) any change in any of the persons holding any such office between the time of actual signing and the time of countersigning and issuing of the share certificates, or

(b) the director or such other officer or officers signing may not have held office at the date of countersigning and issuing the certificates.

3.3 **Countersign certificates** - The Trust Company is authorized to countersign certificates representing any Shares issued by the Company or transferred by a holder of the Shares, upon and subject to receipt of documentation satisfactory to the Trust Company. The Company agrees that on and after the date of this Agreement and for so long as this Agreement remains in force, no certificates for Shares will be issued or, if issued will not be valid, unless and until countersigned by the Trust Company in its capacity as registrar and transfer agent of the Shares or by a co-transfer agent maintaining a Branch Register.

3.4 **Validity of prior certificates** - The Trust Company is entitled to treat as valid any certificate or certificates for Shares purporting to have been issued by or on behalf of the Company prior to the date of this Agreement. The Trust Company is hereby relieved from any duty or obligation to verify the signature or the authority to sign of the person or persons purporting to sign any certificate on behalf of the Company or on behalf of any other institution previously appointed the registrar and transfer agent or a branch registrar and transfer agent of the Shares.

3.5 **Replacement certificates** - The Trust Company is authorized to issue and register new certificates in place of the lost, destroyed or stolen certificates representing any of the Shares upon receipt of:

(a) an authorization signed by any director or officer of the Company; and

(b) such other documentation as the Trust Company deems appropriate in the circumstances, including evidence of loss, destruction or theft and indemnity satisfactory to the Trust Company.

4. TRANSFERS

4.1 **Register transfers** - The Trust Company shall register transfers of the Shares made from time to time in the central securities register as may be necessary in order that the holdings of each shareholder of the Company may be properly and accurately kept and transfers of Shares properly recorded.

4.2 **Grounds for refusing transfer** - The Trust Company may refuse to effect the transfer of any Shares until such time as the Trust Company is satisfied that the share certificate presented to the Trust Company is valid, that the endorsement thereon is genuine and that the transfer requested has been properly and legally authorized.

4.3 **New certificates** - The Trust Company shall countersign, if necessary, and issue new certificates for the Shares upon surrender to the Trust Company of the outstanding certificates in a form endorsed for transfer acceptable to the Trust Company.

4.4 **Company to provide assistance** - The Company shall assist the Trust Company in identifying signatures of shareholders and guarding against forgery, illegal transfers and other illegalities.

4.5 **Transfers on branch registers** - All Shares will be effectively and interchangeably transferable on the central securities register or on any Branch Register regardless of where or when the share certificates have been issued, and entry of the transfer of any Shares in the central securities register or in any Branch Register shall for all purposes be a complete and valid transfer.

5. DIVIDEND DISBURSING AGENT

5.1 **Appointment** - The Company appoints the Trust Company as agent to disburse dividends to the holders of the Shares, which may from time to time be declared by the Board of Directors of the Company and the Trust Company hereby accepts such appointment.

5.2 **Disbursement by Trust Company** - The Trust Company will disburse to the registered holders of the Shares all cash and stock dividends which may be declared by the Board of Directors of the Company upon receiving, at least three business days before each dividend disbursement date, a certified copy of the resolution of the Board of Directors of the Company declaring such dividend and, if necessary, a certified cheque in an amount sufficient for the payment of such dividend.

6. RECORDS

6.1 **Maintain records** - The Trust Company will maintain such records as it deems appropriate in connection with acting as registrar and transfer agent for the Company.

6.2 **Delivery of statements to Company** - The Trust Company shall furnish to the Company, at the Company's request and expense, such statements, lists, entries,

information and material concerning transfers and other matters as may be prepared by it in its capacity as registrar and transfer agent of the Company.

6.3 **Delivery of books and records** - The Trust Company shall send to the Company, or to such other person as the Company may direct, all books, documents and other records in its possession relating to the Company following the termination of this Agreement and the payment of all amounts owing to the Trust Company pursuant to this Agreement. A receipt signed on behalf of the Company by any director or officer of the Company or the person referred to in the Company's direction shall be a valid acknowledgment and discharge to the Trust Company of the items delivered.

6.4 **Destruction of certificates** - The Trust Company is authorized to destroy certificates representing Shares which have been cancelled, together with any related transfer documentation, six years after the date of cancellation. All actions taken by the Trust Company under this section shall be at the expense of the Company.

7. OTHER DUTIES

7.1 **Shareholder meetings** – The Company shall appoint the Trust Company as its agent to tabulate proxies and votes and a member of its staff to act as scrutineer, in connection with any meeting of shareholders held by the Company, provided that neither the Trust Company nor any staff member shall be obligated to accept such appointments.

8. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

8.1 **Representations and warranties** - The Company represents and warrants to the Trust Company that:

(a) the Company has due and sufficient right and authority to enter into this Agreement on the terms and conditions herein set forth and all necessary action has been taken by or on the part of the Company to authorize the execution and delivery of this Agreement and all other documents contemplated hereby;

(b) the Company is authorized by its constating documents or otherwise to maintain a central securities register at the Trust Company's principal office in British Columbia and, if applicable, outside of British Columbia;

(c) the Company has given or will give all notices required by law to give notice of the appointment of the Trust Company as its registrar and transfer agent; and

(d) all "personal information", as such term is defined in the *Personal Information Protection Act* (British Columbia) ("PIPA") collected by the Company and provided to the Trust Company, has been and will be collected and provided to the Trust Company in accordance with all

applicable privacy legislation including, without limitation, PIPA and the *Personal Information Protection and Electronic Documents Act* (Canada).

8.2 **Covenants** - The Company agrees to promptly deliver to the Trust Company from time to time:

(a) certified copies of its constating documents and any amendments to such documents;

(b) copies of all relevant documents and proceedings relating to increases and reductions in the Company's capital, the reorganization of or change in its capital, a change in the Company's name, the bankruptcy or winding up of the Company or the surrender of its charter;

(c) a certificate of incumbency showing the names and offices of the Company's directors and officers, including specimens of the signatures of those directors and officers authorized to sign share certificates and treasury orders and authorized to instruct the Trust Company; and

(d) all other documents reasonably requested by the Trust Company.

8.3 **Legal opinion** - The Company shall deliver to the Trust Company a legal opinion from its legal counsel relating to the appointment of the Trust Company as its registrar and transfer agent in a form satisfactory to the Trust Company. The Trust Company in its sole discretion may waive this requirement if the Company has completed its Initial Public Offering.

9. LIMITATIONS ON RESPONSIBILITY

9.1 **Consultation** - The Trust Company may, at any time, apply to the Company for instructions and may consult counsel for the Company or its own counsel in respect of any matter arising in connection with this Agreement. The Company will indemnify and hold harmless the Trust Company from any liability or claims that may be made against it for any action taken, or not taken, by the Trust Company in accordance with or pursuant to such instructions or advice that may be given to it.

9.2 **No constructive notice** - The Trust Company shall not be held to have notice of any change of authority of any director, officer, employee or agent of the Company until it receives written notification of such change from the Company.

9.3 **Compliance with laws** - The Trust Company is authorized to comply with any law, regulation, or order now or hereafter in force which purports to impose on the Trust Company a duty to take or refrain from taking any action.

10. INDEMNITY

10.1 **Indemnify Trust Company** - The Company hereby indemnifies and agrees to hold harmless and defend the Trust Company, its directors, officers, employees and agents, against any and all claims and liabilities, whether accrued, absolute, contingent or otherwise and any and all actions, suits, proceedings, demands, assessments, judgments and costs, including without limitation legal costs on a solicitor and own client basis, arising out of or in respect of the Trust Company acting as registrar and transfer agent for the Company or the performance by the Trust Company of its duties under this Agreement; provided, however, that the Trust Company shall not be indemnified against, or be reimbursed for any expense incurred in connection with any claim or liability arising out of its wilful misconduct, gross negligence or breach of this Agreement.

10.2 **Defend actions** - The Trust Company is under no obligation to prosecute or defend any action or suit in respect of the relationship which, in the opinion of its legal counsel, may involve it in expense or liability, but will do so at the request of the Company provided that the Company furnishes it with an indemnity satisfactory to the Trust Company against such expenses or liability.

10.3 **Post collateral** - The Company will post collateral or other documentation which is sufficient in the opinion of the Trust Company or its counsel to secure the indemnity herein provided and the Trust Company may require the posting of such collateral before taking any particular action or continuing to act under this Agreement.

11. TERMINATION OF AGREEMENT

11.1 **Failure to pay** - In the event that any payment required to be made by the Company remains unpaid 30 days after the Trust Company has made a written demand for payment, the Trust Company may terminate this agreement, effective on the date that a termination notice is provided to the Company.

11.2 **Notice** - Subject to section 11.1, this Agreement will continue in effect until terminated by written notice given by either party to the other party. The effective date of the termination shall be the date which is 30 days after the date of the notice of termination, unless the parties otherwise mutually agree upon a different date.

11.3 **Payment by Company** - The Company agrees to pay to the Trust Company, on or before the effective date of the termination of this Agreement:

(a) all accrued but unpaid fees or expenses of the Trust Company; plus

(b) an amount agreed to in writing by the parties to this Agreement, or in the absence of such an agreement, an amount equal to 15% of the total fees charged to the Company during the most recent 12 months prior to termination, in order to provide for the Trust Company's expenses relating to subsequent enquiries and correspondence on behalf of the Company.

The Company agrees that the amount provided for in paragraph (b) is reasonable in the circumstances.

11.4 **Delivery of books and records** - Following the termination of this Agreement, the Trust Company shall send to the Company, or to such other person as the Company may direct, all books, documents and other records in its possession relating to the Company in accordance with section 6.3.

12. GENERAL

12.1 **Time** - Time is of the essence of this Agreement.

12.2 **Assignment** - This Agreement may be assigned by the Trust Company, without the prior consent of the Company, to another registrar and transfer agent upon 60 days prior notice to the Company.

12.3 **Amendments** - This Agreement may only be amended by a further written agreement executed and delivered by both parties to this Agreement.

12.4 **Governing Law** - This Agreement will be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the parties hereto submit and attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.

12.5 **Severability** - If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

12.6 **Notice** - Any notice under this Agreement must be in writing, delivered, telecopied or mailed by prepaid post, and addressed to the party to which notice is to be given at the address for such party indicated herein or at another address designated by such party in writing.

Notice which is delivered or telecopied will be deemed to have been given at the time of transmission or delivery. If notice is by mail it will be deemed to have been given five business days following the date of mailing. If there is an interruption in normal mail service at or prior to the time a notice is mailed, the notice must be delivered or telecopied.

12.7 **Further assurances** - The parties to this Agreement will with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party

to this Agreement will execute and deliver such further documents or instruments required by the other party as may be reasonably necessary or desirable for the purposes of giving effect to or perfecting the transactions contemplated by this Agreement.

12.8 **Enurement** - This Agreement and each of its terms and provisions will enure to the benefit of and be binding upon the parties to this Agreement and their respective successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

The CORPORATE SEAL of)
PACIFIC CORPORATE TRUST COMPANY)
was hereunto affixed in the)
presence of:)
MARC CASTONGUAY) C/S
SANDY HUNTER)

T5425

The CORPORATE SEAL of)
RINGBOLT VENTURES LTD.)
was hereunto affixed in the)
presence of:)
) C/S
)

THIS OPTION AGREEMENT dated for reference the 1st day of July, 2006.

RECEIVED
2009 SEP 30 A 8:3

BETWEEN: **RINGBOLT VENTURES LTD.**, a company duly incorporated in the Province of British Columbia, having an office at 609 – 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3

("Ringbolt")

AND: **Kalac Holdings Ltd. (50%)** of #608-475 Howe Street, Vancouver, B.C., V6C 2B3 and **Trevor Teed (50%)** of 11 Horton Crescent, Yellowknife, NT, X1A 3B8.

("the optionors")

WHEREAS the optionors (the "Optionors") are the recorded and beneficial owners of a 100% interest in and to 4 mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property, and has agreed to grant to RINGBOLT the exclusive option to acquire up to an undivided 100% interest therein; on the terms and conditions hereinafter set forth,

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by RINGBOLT to the Optionor of the sum of $10.00 (the receipt and sufficiency of which is hereby expressly acknowledged by the Optionor) and of the mutual covenants and agreements herein contained, the parties agree as follows:

1. DEFINITIONS

1.1 In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

"Agreement Date" means the date at the top of this Agreement.

"Exchange" means the TSX Venture Exchange.

"Expenditures" means all expenses and obligations of whatever kind spent or incurred directly or indirectly by RINGBOLT from the date hereof, in connection with the exploration and development of the Property, including, without limiting the generality of the foregoing, moneys expended in maintaining the Property in good standing; in applying for and securing all permits and rights with respect thereto and with respect to undertaking work thereon; moneys expended toward all taxes, fees and rentals; moneys expended in doing and filing assessment work; expenses paid for or incurred in connection with any program of surface or underground prospecting, exploring, geophysical, geochemical and geological surveying, diamond drilling and drifting, raising and other underground work, assaying and metallurgical testing and engineering, environmental studies, data preparation and analysis, submissions to government agencies; in acquiring facilities; in paying the fees, wages, salaries, travelling expenses, and fringe benefits (whether or not required by law) of all persons engaged in work with respect to the Property; in paying for the food, lodging and other reasonable needs of such persons; and including a charge in lieu of overhead, management and other unallocable costs equal to fifteen (15%) percent of all such expenditures.

"Property" means those 4 mineral claims covering a total of approximately 10,330 acres, all as more particularly described in Schedule "A" hereto, together with all prospecting, research, exploration, exploitation, operating and mining permits, licences and leases associated therewith, mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licence or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such Property (including, without limitation, any Property issued to cover any internal gaps or fractions in respect of such ground).

"Shares" means common shares in the capital of RINGBOLT.

2. OPTION

2.1 the optionors hereby gives and grant to RINGBOLT the sole and exclusive irrevocable right and option (the "Option") to acquire up to an undivided 100% right, title and interest in and to the Property in accordance with the terms of this Agreement.

2.2 To exercise the Option, RINGBOLT must:

(a) issue:

(i) a cash payment on signing of $25,000 and 100,000 Shares to the Optionor within fifteen days of signing;

(ii) 200,000 Shares to the Optionor and a cash payment of $25,000, on or before the first anniversary of the Agreement Date;

(iii) 200,000 Shares to the Optionor and a cash payment of $25,000, on or before the second anniversary of the Agreement Date;

(iv) 500,000 Shares to the Optionor and a cash payment of $25,000, on or before the third anniversary of the Agreement Date;

(b) incur a minimum aggregate $750,000 of Expenditures on the Property (or any part thereof) as follows:

i. $100,000 of Expenditures on or before August 30, 2006 (firm commitment);
ii. an additional $200,000 of Expenditures on or before August 30, 2007;
iii. an additional $200,000 of Expenditures on or before August 30, 2008;
iv. an additional $250,000 of Expenditures on or before August 30, 2009.

The share issuances and Expenditures are herein collectively referred to as the "Option Price" to earn a 100% interest in the Property.

2.3 The Property is subject to a 2% Net Smelter Return Royalty as defined in Schedule B, which RINGBOLT can buy down to 1% at a cost of $1,000,000.

2.4 Any share issuances and Expenditures made toward the Option Price that are over and above that required to be made during a particular time period in paragraph 2.2 shall be carried forward and applied against the Option Price payable in the subsequent period(s).

2.5 This Agreement is an option agreement only, and all share issuances comprising the Option Price and all Expenditures (other than the firm commitment provisions in Clause 2.2) toward the Option Price are and shall remain optional to RINGBOLT, such that RINGBOLT need not pay any of the same. Upon the failure of RINGBOLT to deliver the consideration comprising the Option Price within the time periods set forth herein, RINGBOLT will have a period of 30 days following receipt of notice of such default to rectify the same, otherwise the Option and this Agreement will automatically terminate without further notice from the Optionor.

2.6 Prior to the exercise of the Option, RINGBOLT shall pay all taxes, rentals and maintenance fees on the Property as may be necessary, and shall perform all other actions which may be necessary to keep the Property in good standing, including without limitation, keeping the Property free and clear of all liens, charges and encumbrances of any kind whatsoever which were the result of any actions taken or not taken by RINGBOLT. For clarity, all such payments shall qualify as Expenditures hereunder.

2.7 If, prior to the exercise of the Option, RINGBOLT wishes to abandon one or more claims comprising any of the Property, the Optionor shall regain its beneficial interests in the abandoned claims and RINGBOLT shall not have any further right to acquire any interest in such claims pursuant to the terms of this Agreement. For clarity, the Option Price will not change if any portion of the Property is abandoned. Ringbolt shall execute and deliver a transfer of any abandoned claims to the optionors before such claims expire.

2.8 Until the exercise of the Option, title to the Property will remain in the names of the Optionor, however the Optionor agrees to register, or to allow RINGBOLT to register, this Agreement, and to execute and hold in trust documents to transfer title to the Property to and in the name of RINGBOLT, and to deliver the same upon RINGBOLT's exercise of the Option.

2.9 Once RINGBOLT has paid the Option Price in full, RINGBOLT will have exercised the Option and have acquired an undivided 100% right, title and interest in and to the Property and will give notice to the Optionor to that effect. Upon the exercise of the Option, the Optionor will take the necessary actions to transfer to RINGBOLT a 100% interest in and to the Property in accordance with the provisions of applicable legislation.

3. REPRESENTATIONS AND WARRANTIES

3.1 RINGBOLT represents and warrants to the Optionor that:

(a) it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties in Canada;

(b) it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on a party;

(d) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by its constating documents or any agreement to which it is a party;

(e) RINGBOLT is a public company whose shares will be listed and posted for trading on the Exchange; and RINGBOLT will be a reporting issuer in British Columbia.

3.2 The Optionor hereby represents and warrants to RINGBOLT that:

(a) it has the full power, capacity and authority to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated herein;

(b) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which it is a party;

(c) the mineral claims comprising the Property have been duly and validly staked and recorded with the applicable mining authority pursuant to all applicable laws and regulations; are accurately described in Schedule "A" hereto, is and will be in good standing until the dates stated in Schedule "A" hereto; and the optionors's interest therein is free and clear of all liens, charges, royalties and encumbrances, subject to the rights of the Province of Quebec;

(d) the optionors has the exclusive right to enter into this Agreement and has all necessary authority to dispose of an interest in and to the Property in accordance with the terms of this Agreement, subject only to Exchange approval of this Agreement and any underlying agreement; and

(e) there are no pending or threatened actions, suits, claims or proceedings regarding the Property or any portion thereof of which the optionors are aware.

3.3 The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Property by RINGBOLT and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.

4. COVENANTS OF THE OPTIONOR

4.1 During the currency of this Agreement the Optionor covenants and agrees with RINGBOLT to:

(a) for so long as RINGBOLT is not in default hereunder, not do any act or thing which would in any way adversely affect the rights of RINGBOLT hereunder;

(b) make available to RINGBOLT and its representatives all records and files in its possession relating to the Property and permit RINGBOLT and its representatives at their own risk and expense to take abstracts therefrom and make copies thereof;

(c) co-operate as reasonably necessary with RINGBOLT in obtaining any surface and other rights on or related to the Property as RINGBOLT deems desirable; and

(d) promptly provide RINGBOLT with any and all notices and correspondence received by them from government agencies in respect of the Property and further arrange for government agencies to copy RINGBOLT on all correspondence and notices.

5. PRE-EXERCISE ACTIVITIES

5.1 Prior to exercise of the Option, RINGBOLT will have full right, power and authority to do everything necessary or desirable in accordance with good mining practice in connection with the exploration and development of the Property and to determine the manner of operation of the Property as a mine including, without limiting the generality of the foregoing, the right, power and authority to regulate access to the Property.

5.2 Prior to exercise of the Option, RINGBOLT will have the following duties and obligations:

(a) to manage, direct and control all exploration, development and production operations in, on and under the Property in a prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations;

(b) subject to the terms and conditions of this Agreement, to keep the Property in good standing and free and clear of liens, charges and encumbrances of every character arising from operations hereunder (except liens for taxes not yet due, and other claims and liens contested in good faith by RINGBOLT) and to proceed with all diligence to contest or discharge any lien that is filed;

(c) to obtain and maintain, or cause any contractor engaged to obtain and maintain, adequate insurance coverage with respect to activities on or with respect to the Property;

(d) to permit the Optionor or its representatives, at their own expense and risk, access to the Property and all data derived from carrying out work hereunder, provided that in exercising such right the Optionor will not unreasonably interfere with the activities of RINGBOLT and that the Optionor and their representatives will defend, indemnify and save harmless RINGBOLT and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of the Optionor or their representatives in connection with access to the Property including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom;

(e) to perform its duties and obligations in a manner consistent with good exploration and mining practices and in compliance with all applicable laws, rules and regulations;

(f) defend, indemnify and save the Optionor harmless from any and all losses, damages, expenses, claims, suits, actions or demands of any kind or nature whatsoever in any way referable to or arising out of any work done by RINGBOLT on or with respect to the Property; and

(g) prior to commencing any operations or activities on the Property, obtain all necessary operating and environmental permits and post any required reclamation or other bonds or safekeeping agreements required by any governmental agency.

(h) to deliver to the optionors not less often than quarterly within 30 days after the end of each calendar quarter, a written report of Ringbolt's work on the property including brief details of the work done, money expended and results obtained.

6. TERMINATION OF OPTION

6.1 This Agreement, except for the provisions of section 7, and the Option will (unless otherwise agreed by the Optionor in writing) terminate:

(a) upon the failure of RINGBOLT to pay any portion of the Option Price pursuant to subsection 2.2 within the time periods specified therein; or

(b) if RINGBOLT gives notice in accordance with subsection 6.2.

6.2 At any time prior to the exercise of the Option RINGBOLT will have the right to terminate this Agreement and the Option by giving not less than thirty (30) days' notice to that effect to the Optionor.

7. OBLIGATIONS AFTER TERMINATION OF OPTION

7.1 If this Agreement is terminated for any reason whatsoever prior to the exercise of the Option, this Agreement, including the Option, but excluding this section 7 (which will continue in full force and effect for so long as is required to give full effect to the same) will be of no further force and effect except that RINGBOLT will:

(a) leave the Property:

  (i) in good standing and in accordance with the applicable laws and regulations for at least six months following the effective date of termination,

  (ii) free and clear of all liens, charges and encumbrances arising from this Agreement or its operations hereunder,

  (iii) in a safe and orderly condition, and

  (iv) in a condition which is in compliance with all applicable rules and orders of governmental authorities with respect to reclamation and restoration of the surface to the Property;

(b) deliver to the Optionor, within ninety (90) days of termination, a report on all work carried out by RINGBOLT on the Property together with copies of all maps, drillhole logs, assay results, reports and other information compiled or prepared by or on behalf of RINGBOLT with respect to work on or with respect to the Property, and make available to the Optionor (at the place of storage) all core, samples and sample pulps and rejects;

(c) unless otherwise agreed by the Optionor, remove from the Property within six (6) months of the effective date of termination all materials, equipment and facilities erected, installed or brought upon the Property by or at the instance of RINGBOLT; and

(d) deliver to the Optionor a duly executed quitclaim of all right, title and interest of RINGBOLT in and to the Property in favour of the Optionor with respect to their respective interests therein.

8. SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

8.1 Each party agrees that all information obtained hereunder will be the exclusive property of the parties and not publicly disclosed or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the written consent of the other party, such consent not to be unreasonably withheld.

9. ASSIGNMENT

9.1 Either party may at any time assign or transfer any or all of its interest herein, provided such assignee agrees to abide by and be bound by the terms of this Agreement in the same manner and to the same effect as if an original signatory hereto.

10. NOTICES

10.1 Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by facsimile, e-mail or other similar form of communication, in each case addressed to the address first listed above or the following facsimile numbers or e-mail addresses:

(a) If to the optionors at facsimile no. (867) 873-4595;

(b) If to RINGBOLT at facsimile no. (604) ~~608-6324~~; 682-1666

10.2 Any notice, direction or other instrument will:

(a) if delivered, be deemed to have been given and received on the day it was delivered;

(b) if mailed, be deemed to have been given and received on the fifth (5th) business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received; and

(c) if sent by facsimile, email or other similar form of communication, be deemed to have been received by each party by that party acknowledging in writing receipt of the same.

10.3 Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

11. FORCE MAJEURE

11.1 RINGBOLT shall not be deemed to be in default hereunder for failure or delay to perform any of its covenants pursuant to this Agreement, if prior to the requirement to perform such covenant any material dispute arises as to the ownership or title to any part of the Property or to the minerals therein including native land claims (a "Title Dispute").

11.2 Should RINGBOLT seek to rely on the provisions of subsection 11.1 it will promptly give written notice to the optionors of the particulars thereof and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from such Title Dispute.

12. ARBITRATION

12.1 If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction here the same shall be determined by the award of one arbitrator. The decision of the arbitrator shall be made within 30 days after the selection. The expense of the arbitration shall be paid accordingly as the arbitrator shall decide in his award. The arbitration shall be conducted in accordance with the provisions of the *Commercial Arbitration Act* (British Columbia), as amended, and the decision of the arbitrator shall be conclusive and binding upon the parties. The rules and procedures for the arbitration shall be procedures established by the B.C. Arbitrators Institute. The place of arbitration shall be Vancouver, British Columbia, Canada.

13. GENERAL

13.1 The parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

13.2 All references to moneys hereunder will be in Canadian funds unless otherwise specified. All payments to be made to any party hereunder may be made by cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or deposited for the account of s such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.

13.3 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

13.4 This Agreement shall constitute the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

13.5 This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein. All actions arising from this Agreement will be commenced and maintained in the Supreme Court of British Columbia.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

RINGBOLT VENTURES LTD.
by its authorized signatory:

DERRICK STRICKLAND

KALAC HOLDINGS LTD.
by its authorized signatory:

W. MCKENZIE SAIKS

TREVOR TEED

purposes as provided herein, or deposited for the account of s such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.

13.3 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

13.4 This Agreement shall constitute the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

13.5 This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada applicable therein. All actions arising from this Agreement will be commenced and maintained in the Supreme Court of British Columbia.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

RINGBOLT VENTURES LTD.
by its authorized signatory:

____

KALAC HOLDINGS LTD.
by its authorized signatory:

____

TREVOR TEED

____

TREVOR TEED

SCHEDULE "A"

DESCRIPTION OF THE PROPERTY

Owner	Claim Number	Claim Name	NTS Sheet	Recorded Date	Anniversary Date	Acres
Teed	F98641	ER 1	086K14	21/10/2005	21/10/2007	2,054
Teed	F98642	ER 2	086K14	21/10/2005	21/10/2007	1,960
Teed	F98643	ER 3	086K14	21/10/2005	21/10/2007	2,556
Teed	F98644	ER 4	086K14	21/10/2005	21/10/2007	2,518
Total						**9,088**

SCHEDULE "A"

DESCRIPTION OF THE PROPERTY

SCHEDULE "B"

NET SMELTER RETURN ROYALTY

1. For the purposes of this Schedule B and of calculating the amount of royalty payable hereunder:

(a) "net smelter return" - means the amount of money actually received from the sale of the ores mined from the Property or from the sale of the concentrates or other products derived therefrom, less all costs or expenses incurred with respect to freight, trucking or handling of ores, concentrates or other products ex headframe in the case of ores and ex mill or other treatment facility in the case of concentrates or other products;

(b) "Operator" - means the party responsible for the carrying on of the operations relating to the Property;

(c) "Owner" - means the person or persons that own an interest in The Claims as at the relevant time including, without limitation, the Operator if the Operator has such an interest;

(d) "Property" - means The Claims as defined in the annexed agreement;

(e) "Recipient" - means the party or parties that are from time to time entitled to be paid the royalty hereunder;

(f) "year" - means the calendar year and a reference to a subdivision of a year means a reference to the relevant subdivision of a calendar year;

(g) those terms defined in the agreement of which this Schedule B is part shall have the same meanings as so defined (save as otherwise provided in this Schedule B).

2. All calculations and computations relating to the royalty shall be carried out in accordance with generally accepted accounting principles and good mining practice.

3. Subject to the provisions hereof, the amount of royalty payable to the Recipient hereunder shall be calculated by the operator as at the end of each quarter and shall be payable to the Recipient on or before the 15th day of the next following quarter; provided, however, that the Operator shall deduct from royalty otherwise payable the amount of any advance royalty paid pursuant to the annexed agreement until such time as the aggregate amount of the advance royalty so paid has been so deducted.

4. With each payment of royalty, the Operator shall deliver to the Recipient a statement indicating the nature of the payment being made, if any, the manner in which it was determined and, as at the date of such calculation, the aggregate amount of advance royalty (if any) paid and not deducted hereunder. If no royalty is payable in any quarter, the Operator shall deliver a statement accordingly. Within 90 days after the end of each year in which royalty is payable, or save for deduction of advance royalty previously paid would be payable, the Operator shall deliver to the Recipient a certificate confirming the determination of the amount of royalty paid or otherwise payable during the said year.

5. The Operator shall keep separate accounts relating to its operations hereunder and, upon the prior written request of the Recipient, duly authorized representatives of the Recipient may have access to such

accounts for the purpose of confirming any information contained in a statement delivered to the Recipient pursuant to the provisions of paragraph 4 hereof; provided, always, that such access shall not interfere with the affairs of the Operator. The Recipient shall have the right to make copies of or take extracts from such accounts (but only for his own use).

6. (a) For the purpose of calculating the amount of royalty payable to the Recipient hereunder only, if any ore or product derived from ore mined from the property is retained by the Operator or Owner or sold to a company associated with the Operator or Owner, and if the sale price of such product is not negotiated on an arm's length basis, the Operator shall, for the purposes of calculating net smelter return available to pay the royalty hereunder only and notwithstanding the actual amount of such sale price, add to any moneys actually received with respect to such sale an amount which the Operator considers sufficient to make the same represent a reasonable sale price for such product as if negotiated at arm's length.

(b) The Operator shall by notice inform the Recipient of the quantum of such reasonable sale price and, if the Recipient does not object thereto within 45 days after receipt of such notice, said quantum shall be final and binding for the purposes of this paragraph 6.

(c) If the Recipient objects to such quantum by notice delivered to the Operator within the said 45 days, then the quantum of such reasonable sale price shall be decided by arbitration as follows: the Recipient shall nominee one arbitrator and shall notify the Operator of such nomination and the Operator shall, within 45 days after receiving such notice, nominate an arbitrator and the two arbitrators shall select an umpire to act jointly with them. If the said arbitrators shall be unable to agree in the selection of such umpire, the umpire shall be a person designated by the President or any Vice-President of the Canadian Institute of Mining and Metallurgy, provided that such person is not an employee of the Owner or any company affiliated with the Owner. The umpire shall fix the time and place for the purpose of hearing such evidence and representations as either or the parties hereto may present and, subject to the provisions hereof, the decision of the arbitrators and umpire, or any two of them, in writing shall be binding upon the parties hereto. The said arbitrators and umpire shall, after hearing any evidence and representations that the parties may submit, make their award, reduce the same to writing and deliver one copy thereof to each of the parties hereto. The majority of the umpire and arbitrators may determine any matters of procedure for the arbitration not specified herein. If the Operator fails within the said 45 days to nominate an arbitrator, then the arbitrator nominated by the Recipient may proceed alone to determine the dispute in such manner and at such time as he shall think fit and his decision shall, subject to the provisions hereof, be binding upon the parties hereto.

(d) The expense of the arbitration shall be paid by the Recipient if the decision reached hereunder does not increase such quantum by more than 1% of the quantum set forth in the notice hereinbefore referred to and otherwise by the Operator. Insofar as they do not conflict with the provisions hereof, the Rules for the Conduct of Arbitrations of the Arbitrators Institute of Canada Inc., as amended or replaced from time to time, shall be applicable. Appeal from the decision of the arbitrators shall be in accordance with the provisions of the said Rules.

RECEIVED
2008 SEP 30 A 8:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

An Evaluation of the Hornby Basin Property, NTS 86 K 14 Great Bear Lake Area, NWT

Longitude 117° 16' west
Latitude 66° 51' north

For
Ringbolt Ventures Ltd.



By Dr. D R Webb, Ph.D., P.Geol
DRW Geological Consultants Ltd

October [illegible]0th, 2006

Table of Contents

List of Tables

List of Figures

List of Photographs

Summary

The Hornby Basin Property consists of 4 contiguous mineral claims on NTS claim sheet 86 K 14. Ringbolt Ventures Ltd. has entered into a purchase agreement to acquire a 100% interest in the Property subject to a royalty, by making payments of $100,000 and 1,000,000 shares, to the Vendors, Kalac Holdings Ltd and Trevor Teed.

The property is located north of the east-end of Great Bear Lake, 430 km northwest of Yellowknife, NT, 80 km north of Port Radium.

The region was initially explored for radium due to the discovery of the radium mines at Port Radium. Subsequent exploration efforts focused on uranium potential and in the 1970's a number of uranium showings were identified, including the RAH and Wet 24 occurrences which are located on a contiguous, unrelated property (Corhill) where elevated gold, platinum and palladium are identified in association with uranium occurrences.

The geology of the area is similar to that which hosts the high-grade uranium deposits which occur in the Athabaska Basin in Saskatchewan. Alternatively, and not exclusively, the geology resembles that which hosts IOCG deposits such as those that occur to the south of the Hornby Basin Property on the Longtom Property, or Nico Property, or the Olympic Dam Deposit in Australia. The Wet 24 in particular resembles an IOCG deposit.

The geology of the Hornby Basin Property is geologically similar to that which hosts billion dollar uranium deposits elsewhere in the world and further exploration is warranted.

The work program proposed would be effective to evaluate the property, with the second phase contingent upon the results of the first phase.

Introduction and Terms of Reference

This report has been prepared at the request of Mr. Mike Magrum, director of Ringbolt Ventures Ltd. The writer was asked to review available data on the Hornby Basin Property and to make recommendations for further exploration if warranted. No other purpose was stated.

The writer has had 12 years of exploration experience working in the Bear Structural Province since 1992 and has worked on showings on adjacent properties and in a generally comparable geological setting at Port Radium and Contact Lake, 80 km to the south.

A number of assessment reports filed at the Mine Recorders office in Yellowknife and available online through NORMIN (www.normin.com) were reviewed. Much of this report is based upon these reports.

The writer visited the property of July 12, 2005 while examining an adjacent property. No outcrops were visited and no samples were collected, as it was not considered critical to the merit of the property.

Reliance on Other Experts

The following information cited in this report is taken from sources which, while presented as accurate, cannot or have not been confirmed:

1. Claims Information: Information concerning the location, shape and status of the mining claims comprising the property has been taken from the government website at www.sidviewer.com . Title to the property has not been confirmed and the author is not responsible for confirming title.

2. Previous Reports: All assessment reports cited predate NI 43-101 and may not meet current standards. Analytical results reported do not meet current standards of reporting and are referenced for historical purposes only.

3. Geology: The Geology sections are substantially all after Blackwell, J.D. 1988.

Property Description and Location

The property consists of 4 contiguous mineral claims on the 86K14 claim sheet centered around 117° 16' west longitude and 66° 51' north latitude. These staked claims are shown, together with acreage, ownership, and status, are shown on Table 1. Figure 3 is from the official website for Indian and Northern Affairs Canada showing the claims on a portion of the 86K14 claim sheet.


LEGEND
Geon 0-5 cover
Geon 7-16 cover
Geon 18-19 (?) cover
Geon 18 magmatic zone
Geon 19 magmatic zone
Geon 18-20 cover
Geon 18-25 (?) basement
Geon 18-32 (?) basement
Geon 25-39 basement
ARCTIC PLATFORM
MAP AREA
Coppermine Homocline
CORONATION GULF
Kilohigok Basin
Lupin Mine Au
Ekati Diamond Mine
Diavik Diamond Mine
SLAVE CRATON
Thelon Magmatic Zone
Hottah Terrane
Snare Hydro Electric Plant
Nicholas Lake Mine, Au
Discovery Mine Au
Rayrock Mine U
Giant Mine Au
Con Mine Au
YELLOWKNIFE
Thelon Basin
0 50 100
kilometres
Taltson Magmatic Zone
MACKENZIE PLATFORM
GREAT SLAVE LAKE
CHURCHILL
HINTERLAND
120°
104°
69°
60°
Temporal classification of principal geotectonic elements adjacent to the Slave Craton after GSC open file 2559 (1994)

Figure 1 Location of Property

Table 1, Claim Status as of August 25, 2005

Owner	Claim Number	Claim Name	NTS Sheet	Recorded Date	Anniversary Date	Acres
Teed	F98641	ER 1	086K14	21/10/2005	21/10/2007	2,054
Teed	F98642	ER 2	086K14	21/10/2005	21/10/2007	1,960
Teed	F98643	ER 3	086K14	21/10/2005	21/10/2007	2,556
Teed	F98644	ER 4	086K14	21/10/2005	21/10/2007	2,518
Total						**9,088**

The claims may be held for up to 10 years in total, provided that a minimum expenditure of allowable work of $2.00 per acre per year is completed. This must be filed and accepted on each claim annually after year two. Permits may be required for certain work according to the Mackenzie Valley Land and Water Board Regulations. No permits are required for the work described in section "Recommendations."

No environmental liabilities are known to exist on the property.

Figure 1 shows the general location of the property.

An agreement dated July 7, 2006 between Ringbolt Ventures Ltd. (the "Purchaser") and Kalac Holdings Ltd. and Trevor Teed each with 50% interest (collectively the "Vendors") sells 100% of the Vendors interest in the property to the Purchaser for consideration of $100,000, 1,000,000 shares, and a 2% Net Smelter Return royalty. The Purchaser may purchase up to a maximum of 1% Net Smelter Royalty for $1,000,000.

Access, Local Resources, Infrastructure and Physiography

The Corhill Property is located north of the east-end of Great Bear Lake, 430 km northwest of Yellowknife, NT, 80 km north of Port Radium. The property is located on NTS map sheet 86K14 centered at 117° 00' west longitude and 66° 50' north latitude (Figure 2).


Coronatibn
Gulf
116
Falcon
Bear Mt
Hornby Basin Property
Dease
Arm
John
Ron
Osprey
Gorge
Duke Creek
September
Bear
Valley
Munch
Contact
Moo
Bluto
Bonanza
Camur
Pal
Louise
Coppermine River
Hornby Bay
McTavish
Arm
Great
Bear Lake
Eldorado
Mine
Contact Lake
Mine
Bullwinkle
Uranium
Point
Jackpot
Terra Mine
Wopmay Fault
Kum
Qual
Scale, kilometres
PALEOZOIC
Old Fort and Saline River Fmn
Haydrinian
Rae Group
Helikian
Coppermine River Group
Dismal Lake Group
Hornby Bay Group
Wopmay Orogen
Great Bear Magmatic Zone
Hepburn Metamorphic and
Plutonic Units
Uranium Occurrences
Figure 2

Figure 2, Location of Claims and uranium occurrences


ArcIMS HTML Viewer Map
Legend
Communities
Mineral Leases
Active
Active Mineral Claims
Active
Leased
Pending
Prospecting Permits
Active
NWT-Nunavut Border
Rivers 1m
Lakes 1m
Hudson Bay Shoreline 1m
Land 1m
Red Outline marks the four mineral claims constituting the Ringbolt Property

Figure 3. Portion of Claim map from DIAND's SIDViewer website., September 2006

Terrain is characterized by low rolling hills with occasional abrupt topography. Trees are rare with low willow and scrub brush in protected valleys or low areas. The property straddles a drainage divide, with the Fault River flowing westward to Great Bear Lake and the Bigtree River flowing eastward toward the Coppermine River.

Temperatures range from short warm summers to long cold sub-arctic winters. There can be substantial winds in the summer.

Fauna is seasonally abundant with migrating waterfowl and other birds, caribou, and grizzly bear.

Access is by float plane from Yellowknife. Bulk materials have historically been trucked by winter road up to Port Radium or by barge across Great Bear Lake from Deline. No winter road hauls are currently active into Port Radium.

Surface rights will be required to construct mines and mineral processing facilities regulated by the Mackenzie Valley Land and Water Board. Consultation is required

under these regulations with all affected communities. This includes the Sahtu First Nations, but may also include the North Slave Metis Alliance and others. Exploration by several groups is occurring in the Sautu region, but this does not guarantee exploration from others will be permitted.

There are sufficient water and land available to design conventional a conventional mine, mill and tailings disposal containment. No power is currently available in the immediate area. Personnel for mining, milling and support services may be available in the nearby towns such as Deline (150 km) or elsewhere in Canada.

The working season is dependant upon what work is being completed. Access can be year round by air or combination of air and land. There is limited daylight during winter, which limits VFR flights. Ground transportation by foot can be year round, and snow machines operate best once the ground is frozen and lakes have attained reasonable ice thicknesses. Vehicular traffic during non-frozen conditions should be limited due to ground rutting.

Operating conditions for mining if warranted, requested and issued may contain restrictions to allow for migratory animals, disturbances of archaeological or spiritual sites as well as discharge restrictions. Employment standards would apply, as would WCB regulations.

History

Exploration for radium, and subsequently uranium and silver commenced in the Port Radium area of Great Bear Lake in the early 1930's following the identification of secondary cobalt and nickel mineralization on the east side of the lake by the Geological Survey of Canada. Prospectors likely followed the Fault River eastward from Hornby Bay around this time, although there is limited recorded history of this work. There is no known mineralization on the Hornby Basin Property (see section titles "Mineralization") so all descriptions of showings and occurrences are on adjacent properties.

In the mid 1950's Canadian Nickel Co. conducted reconnaissance exploration including the Corhill Property area, identifying small, tabular unconformity-related manganese deposits.

Commencing in the 1970's, many companies focused on the Hornby Bay Group rocks exploring for uranium deposits. Many occurrences were identified in the sub-Hornby Bay Group rocks (Figure 2). Notably, Aquitaine discovered the Pec and Yuk uranium occurrences within sandstone of the Hornby Bay Group rocks at Dismal Lake. Assays of this mineralization is shown below on Table 2.

Table 2, Assays reported by Salat, M., and Arnaud, M, 1970 for Pec and Yuk occurrence.

Sample	U %	V Ppm	Mo ppm	Pb ppm	Zn ppm	Cu Ppm
DIL 2	1.88	-	100	900	55	2175
DIL 3	0.16	-	ND	210	9	272
DIL 7b	2.00	90	15	1250	25	2500
DIL 8a	1.20	220	ND	825	65	1850
DIL 8b	2.60	210	10	675	80	3800
DIL 8c	0.40	120	ND	180	55	650

*reported as rock samples, no width reported

In the mid 1970's, a regional lake water geochemistry program by Cominco Ltd identified anomalous areas east of the Fault River which led to the discovery of the RAH showings in 1976. Massive pitchblende and coffinite was identified in veins and fractures and 19 km of the fault system were staked (Herring, B.G. and Delpierre, M.E.R., 1977). Eight trenches totalling 29 lineal metres were excavated exposing narrow hematite-stained veins and fractures up to 10 cm wide within coarse-grained granites of the Great Bear Magmatic Zone. Pitchblende and coffinite occurred over narrow intervals within these rocks.

Table 3, Assays from Cominco's 1976 sample program on the RAH showing.

Trench	**Width Metres***	**U3O8 %**
1	0.76	0.250
2	1.52	0.077
3	1.77	0.249
4	0.70	0.090
5	1.83	0.050
6	2.01	1.525
7	1.10	0.955
8	1.00	2.488

*true width

Cominco notes that although generally low gold and silver values were obtained, vein material from trench #3 returned 32.91 grams per tonne gold, 67.2 grams per tonne silver, and 16.46 grams per tonne platinum (Herring, B.G. and Delpierre, M.E.R., 1977).

Table 4, List of assays reported by Cominco from ddh 78-6.

Interval Metres	Length Metres*	U3O8 %	Au Ppb	Pt ppb	Pd ppb
17.60-17.73	0.13	-	900	860	2650
20.47-21.56	0.34	0.441	350	98	165
41.10-41.53	0.30	0.31	270	<25	19
41.73-41.96	0.16	1.25	920	560	900
44.22-44.48	0.18	0.88	740	360	680
67.10-72.90	5.80	-	129	105	62

*true width is unknown

In 1987 Aber Resources Ltd. restaked the area and conducted a regional prospecting program. Two hundred and fifty seven rock samples were selected covering a range of radioactive and non-radioactive outcrops with the intent to assess the precious metal potential of the claims. Forty five percent of the samples yielded results greater than detection limit (1 ppb), 20% were greater than 10 ppb (Blackwell, 1988). It was found that anomalous gold concentrations were associated with fractured McTavish Group rocks, quartz veins, or silicified, hematite or sulphide-altered rocks with some anomalous radioactivity. The most significant precious metal values were located at the original RAH showing, the RAH 30 showing located 3.6 km northeast of RAH, the Wet 24 showing and its possible extension 5.3 km to the northeast, and the Cor 19 prospect.

Regional work by BP Minerals Ltd in 1978, and Uranerz Exploration and Mining Limited in 1978 include regional surveys covering portions of the property. The results of this work is presented in the section "Geophysics" No mineralization on the Property was identified, however the property was found to be underlain by Hornby Basin Group rocks.

Geological Setting

Regional Geology

The regional geology is reported in GSC Open File Report No. 2559 (1993) and on GSC Map No. 1546A (1982) and is summarized below.

The Bear Structural Province is located on the western margin of the Slave Structural Province, and is subdivided into three principal terrains with the GBMZ comprising the central zone of the north-south striking Proterozoic belt of rocks (ca 1.840-1.860 GA). The GBMZ includes the McTavish Supergroup of igneous and related rocks, and three spatially, compositionally, or geometrically distinct intrusions.

The McTavish Supergroup is subdivided into the Sloan, and Labine Groups, each of which is subdivided into 3 and 4 formations respectively. These are further subdivided into members which can be isolated into distinct calderas, 3 to 5 km in diameter.

Intrusions range from subconcordant subvolcanic sills and laccoliths, to clearly discordant dykes and stocks. The earliest intrusions are the Mystery Island Intrusive Suite, denoted G1m and consist of medium-grained diorite, quartz monzonite, quartz syenite and granodiorite forming semiconcordant sheets. G-2 intrusions include diorite, monzodiorites and quartz monzonites whereas the G-3 intrusions include megacrystic granites and granodiorites, forming larger, more regionally discordant plutons.

The G1m monzonites are equigranular quartz-poor intrusions that commonly have induced significant zoned alteration effects within their host rocks. A bleached, albite-rich domain proximal to the intrusion progresses to a magnetite actinolite apatite pods, breccias and dissemination through to an outer zone of pyrite (marcasite) and chalcopyrite.

The Helikian Hornby Bay siliciclastic rocks unconformably overly the Aphebian McTavish Group igneous rocks with a shallow-dipping unconformity surface. The rocks immediately underlying the unconformity surface are deeply weathered and oxidized with prominent hematite development.

The Hornby Bay Group is comprised of 4 units. The lower-most fluvial sandstone and conglomerate reveals a westward depositional trend. It is dominated by a pink-weathering, hematite-stained cross-bedded to laminated quartz-rich sandstone. This unit grades upwards through to a marine succession including stromatolitic dolostone and minor mudstone layers. This unit in turn grades upwards into a feldspathic quartz-rich sandstone and red and green mudstones.

Numerous faults transect the area, most notably north to northeast striking faults. These are considered to have dominantly pre-Hornby Bay dextral strike-slip displacement with subsequent post-Hornby Bay dip-slip movement.

Extensive hematite alteration, and unique "Giant Quartz Veins" bodies of quartz that can be more than 20 metres wide and 20,000 metres in length appear to be spatially-related to these late faults.

The Giant Quartz Veins contain crustiform to massive quartz, chlorite-hematite quartz breccias, and significant uranium and copper mineralization. The Rayrock Mine at the south-end of the Great Bear Magmatic Zone is a past-producer that exploited uranium mineralization in a Giant Quartz Vein.

Table 5, Table of Formations after Hildebrand (1980)

Age	Group	Formation	Lithology
Phanerozoic			Drift, cover eskers
Upper Proterozoic	Coppermine		Basalts, redbed successions, sandstone minor siltstone
	Dismal Lake		Mudstone, dolostone
	Hornby Bay		Siliciclastic rocks, quartz-rich sandstone, conglomerate, minor basalt (dated 1,663 +/- 8 Ma
Middle Proterozoic			Diabase and Gabbro
Early Proterozoic	Sloan	Diabase	Altered diabase
		Mulligan Porphyry	Plagioclase-quartz porphyry
		Domex	Dacite and rhyodacite flows and tuffs
	Labine	Feniak	Submarine crystal tuff, devitrified ashstone and related epiclastics
		Cameron Bay	Planar and cross-bedded volcanic-lithic and feldspathic sandstone, siltstone and mudstone. Memebers include Lrf4, Rocher Rouge Tuff, Achook Andesite, Western Channel Tuff, Doghead Tuff, Lrf3, Stevens Tuff, Lrf2, MacKenzie Tuff, Lindsley Tuff, Lrf1, and Lt.
		Echo Bay	Prophyritic andesite flows and breccias and related epiclastics. Members include Sparkplug Lake, Surprise Lake, Cobalt Porphyry, and Mile Lake.
		Port Radium	Thin bedded, fine grained sandstone and siltstone, minor carbonate interbeds

All Precambrian rocks above are part of the McTavish Supergroup.

Property Geology

This section is largely drawn from Blackwell (1988).

The Hornby Basin Property is underlain by rocks of the Hornby Bay Group which occurs as a relatively flat-lying Proterozoic sedimentary deposits overlying intermediate to felsic rocks of the Echo Bay Formation of the McTavish Supergroup. The contact between the two groups is the favourable contact for Athabaska Basin-type uranium mineralization. The Echo Bay Formation is intruded by granitoid rocks. These granitoid rocks include those considered to be responsible for the IOCG mineralization at Fortune Mineral Ltd.'s Nico Deposit in the southern Bear Province, 300 km to the south, and is one of the targets at Alberta Star Develoment's Contact Lake claims 75 km to the east. The target granitoids (granites, monzonites, syanites) are typically very magnetic.

Early Proterozoic Rocks

The Echo Bay Formation rocks are dominated by a compositionally homogenous, massive, pink to red-weathering rhyodacite with minor tuff and chert on the property. It is typically strongly fractured and forms rubbley outcrops with hematite stained fracture surfaces.

Early Intrusive Rocks

Coarse-grained equigranular to moderately feldspar-phyric granites containing biotite (chloritized) and minor fluorite, epidote, and hematite occur southeast of RAH and FAR lakes. This intrusion appear to be a G1m equivalent of the Mystery Island Intrusive Suite. North of RAH Lake, an equigranular medium-grained feldspar-quartz-hornblende +/- biotite occurs that varies in composition from monzonite to granite and may be correlative to the G2m equivalent of the Mystery Island Intrusive Suite.

Late Proterozoic Rocks

The Hornby Bay Group is an unmetamorphosed fluviatile sequence including quartz pebble and polymictic conglomerates, quartz sandstone, and locally red arkosic sandstone, volcanic cobble conglomerates and thin basalt flows. These lie unconformably overtop of the Ealry Proterozoic and intrusive rocks with a shallow-dipping surface, very close to today's surface.

The unconformity surface is characterized by pervasive hematite minor clay, and local zones of silicification and manganese deposition. Local depressions, some interpreted to be grabens are defined by linear development (040° to 060° strike) of more intense alteration, plus the localization of arkose, and increased volcanic component in the overlying Hornby Bay Group sediments.



Photograph 1. Photograph of the Hornby Basin Property as the elevated terrain in the distance, with underlying Echo Bay Formation rocks in the foreground.



Photograph 2. Hornby Bay Group rocks form a prominent plateau on top of Echo Bay Formation rocks.

Structure

The Fault River and the RAH Fault strike 040° to 060° and are dominant structures in the area. Numerous parallel faults occur, including the structure associated with the Wet 24 occurrence. These are all dextral strike-slip faults with displacements up to 15 km. Minor faults and joints at 040° to 060° and 100° to 120° are considered conjugate sets by Blackwell. Post Hornby Bay Group reactivation of the 040° to 060° structures with both strike-slip and normal dip-slip movement is postulated to form both graben structures as well as a cross fault pattern at 070° to 090° that locally terminates Hornby Bay Group units.


Current Claim Outline
8a
8b
7a
7b
Lady Nye Lake
RIVER
CREEK
66°54'
66°48'
66°42'

Figure 4. Aeromagnetics superimposed upon regional geology after Bottriel and Paterson, 1978. Unit 8a is Hornby Group sandstone, Unit 7b is Echo Bay Group volcanic rocks.

Geophysics

A property-wide TDEM survey was flown by Ringbolt Ventures in 2006 covering the Hornby Basin Property. This is the extent of the work done on the property except as described by Boniwell (below), and Bottriell and Paterson (regional reconnaissance mapping). The survey was contracted to Geotech Airborne of Aurora Ontario. Preliminary maps reveal magnetic features identified by Boniwell (1978) as likely being related to late stage intrusions.


Claim Outline
PRELIMINARY
RINGBOLT VENTURES
NWT, Canada
Geotech TDEM System
Total Field Magnetics

Figure 5. Aeromagnetic survey flown by Ringbolt reveals magnetic units not indicated by geology (Figure 4.)

Boniwell points out in a 1978 report that a late stage granite is magnetically dominant, and was found to posses a "hot" radioactive character.

The long arc-like feature that is magnetically high throughout much of the property, but magnetically low within the presumed granite at the south-end of the property could be a basin-margin fault, similar to others noted in the area.

Two preliminary electromagnetic survey results were examined, neither of which reveled any conductors of note. It is suspected that additional processing may enhance subtle deep conductors not readily apparent.

Deposit Types

There are no known deposits on the property. It could potentially host Athabaska Basin uranium deposits, as well as those referred to as iron oxide copper gold (IOCG) deposits.

Lambert,I., McKay, A., and Miezitis, Y. (1996) in *Australia's uranium resources: trends, global comparisons and new developments*, Bureau of Resource Sciences, Canberra, with their later paper: *Australia's Uranium Resources and Production in a World Context*, ANA Conference October 2001 report the following.

Uranium deposits world-wide can be grouped into 14 major categories of deposit types based on the geological setting of the deposits (OECD/NEA & IAEA, 2000). Australian uranium deposits can be grouped into 6 of these categories, with some mineralization in two further ones. The two dominant deposit types are unconformity-type, and breccia-hosted (IOCG).

Unconformity-related deposits arise from geological changes occurring close to major unconformities. Below the unconformity, the metasedimentary rocks which host the mineralization are usually faulted and brecciated. The overlying younger Proterozoic sandstones are usually undeformed.

Unconformity-related deposits constitute approximately 33% of the World Outside Centrally Planned Economies Area (WOCA)'s uranium resources and they include some of the largest and richest deposits. Minerals are uraninite and pitchblende. The main deposits occur in Canada (the Athabasca Basin, Saskatchewan and Thelon Basin, Northwest Territories); and Australia (the Alligator Rivers region in the Pine Creek Geosyncline, NT and Rudall River area, WA).

Unconformity-related deposits constitute a major proportion (20%) of Australia's total uranium resources, and much of Australia's total production since 1980 has been mined from two of these deposits - Nabarlek (now mined out) and Ranger 1 & 3. Other major deposits in the Alligator Rivers region are Jabiluka, Koongarra and Ranger 68.

Today, all of <u>Canada's</u> uranium production is from unconformity-related deposits - Key Lake, Cluff Lake, Rabbit Lake (all now depleted), and McClean Lake and McArthur River deposits. Other large, exceptionally high grade unconformity-related deposits currently being developed include Cigar Lake (averaging almost 20% U_3O_8, some zones over 50% U_3O_8).

The deposits in the Athabasca Basin occur below, across and immediately above the unconformity, with the highest grade deposits situated at or just above the unconformity (eg Cigar Lake and McArthur River). In the Alligator Rivers region, the known deposits are below the unconformity and like their Canadian counterparts, are generally much lower grade.

Uranium exploration in the Alligator Rivers region and Arnhem Land has been restricted since the late 1970s because of political and environmental factors. Much of the Alligator Rivers region and Arnhem Land have only been subjected to first pass exploration designed to detect outcropping deposits and extensions of known deposits, eg Jabiluka 2 was found by drilling along strike from Jabiluka 1.

There has been very little exploration to locate deeply concealed deposits lying above the unconformity similar to those in Canada. It is possible that very high grade deposits occur in the sandstones above the unconformity in the Alligator Rivers/Arnhem Land area.

The Kintyre deposit in the Rudall River area is similar to the deposits in the Alligator Rivers region. Metallurgical tests have shown that Kintyre ore can be radiometrically sorted and upgraded prior to milling and processing.

The Coronation Hill Au-Pt-Pd deposit is located in the valley of the South Alligator River (latitude 13'35'S, longitude 132'36'E) in the Northern Territory, Australia. Coronation Hill is one of thirteen sites in the South Alligator Valley at which uranium was mined prior to 1964, and which has been the site of renewed exploration interest for precious metals since 1984.

The Athabaska Basin uranium model is shown below, drawn from Harvey and Bethune (undated) from the Key Lake Unconformity-type uranium deposit.



Figure 2: Cross-sectional sequence of events, leading to the formation of the Key Lake-Deilmann mineralization.

Note the polydeformed late Archean-early Proterozoic basement, the deposition of the mid to late Proterozoic siliciclastic sediments, and the reactivation of the early basement faults. Uranium mineralization at Key Lake is within the basement rocks or at the unconformity. It may also occur above the unconformity surface, such as has been identified north of the Corhill Property at the Pec and Yuk showings.

The IOCG model

Lambert,I., McKay, A., and Miezitis, Y. (1996) in *Australia's uranium resources: trends, global comparisons and new developments*, Bureau of Resource Sciences, Canberra, with their later paper: *Australia's Uranium Resources and Production in a World Context*, ANA Conference October 2001 also report the following.

The Olympic Dam deposit is one of the world's largest deposits of uranium, and accounts for about 66% of Australiais reserves plus resources. The deposit occurs in a hematite-rich granite breccia complex in the Gawler Craton. It is overlain by approximately 300 metres of flat-lying sedimentary rocks of the Stuart Shelf geological province.

The central core of the complex is barren hematite-quartz breccia, with several localised diatreme structures, flanked to the east and west by zones of intermingled hematite-rich breccias and granitic breccias. These zones are approximately one kilometre wide and extend almost 5 km in a northwest-southeast direction. Virtually all the economic copper-uranium mineralization is hosted by these hematite-rich breccias. This broad zone is surrounded by granitic breccias extending up to 3 km beyond the outer limits of the hematite-rich breccias.

The deposit contains iron, copper, uranium, gold, silver, rare earth elements (mainly lanthanum and cerium) and fluorine. Only copper, uranium, gold, and silver are recovered. Uranium grades average from 0.08 to 0.04% U_3O_8, the higher-grade mineralisation being pitchblende. Copper grades average 2.7% for proved reserves, 2.0% for probable reserves, and 1.1% for indicated resources. Gold grades vary between 0.3-1.0 g/t.

Details of the origin of the deposit are still uncertain. However the principal mechanisms which formed the breccia complex are considered to have been hydraulic fracturing, tectonic faulting, chemical corrosion, and gravity collapse. Much of the brecciation occurred in near surface eruptive environment of a crater complex during eruptions caused by boiling and explosive interaction of water (from lake, sea or groundwater) with magma.

Mineralization

A number of uranium and precious metal showings have been identified on adjacent properties. Most of these showings are similar to Athabaska-type uranium deposits, or alternatively, iron oxide copper gold ("IOCG") deposit models, additional areas of the property warrant exploration.

No showings were observed on the Hornby Basin Property.

Exploration

There is no recent exploration to report except the airborne geophysics reported above. Regional work in the past considered land including the current property, but no reports concerning this property have been filed except as previously disclosed in "Geophysics". The geophysics discussed under the section "Geophysics" A long arc-like magnetically high throughout much of the property, but magnetically low within the presumed granite at the south-end of the property could be a basin-margin fault, similar to others noted in the area. The magnetic high at the southern portion of the property could be an intrusive granitoid.

Drilling

No drilling was completed on the property.

Sampling Method and Approach

No samples were collected from the property

Sample Preparation, Analyses and Security

N o samples were collected from the property

Data Verification

No samples were collected from the property, so no verification was completed. Convention would be to collect duplicate samples (none collected) and insert blank and known standards into the sample stream (none were inserted). Additionally, separate

laboratories would be used to check for inter-laboratory variations (none were used). These would be examined statistically to see if the blanks returned true zeros (none were tested), the duplicate samples returned reasonably similar results (none were returned) and that the laboratory standards were reported within reasonable accuracy (none were tested).

The effect of the author not conduction any data verification program has no effect on the project as no samples were collected (see sections "Sampling Method and Approach", "Sampling Preparation, Analyses and Security").

Adjacent Properties

The Corhill Property of Xemplar Energy Corp was visited during the same time as the Hornby Basin Property was visited. Information in this report is not necessarily indicative of mineralization on the Hornby Basin Property. A number of showings are known on the Corhill Property, including those described below, and shown on figure 6.


ER 3
ER 4
ER 1
ER 2
Wet 24
Rah 29
Rah 30
Rah 2
Legend
Wet116
Hot 122
Cor 19

Figure 6. Location of showings on adjacent properties.

RAH Showing

The RAH Showing is on the adjacent Corhill Property. The showing was discovered by Cominco Ltd in 1976. The showing is well exposed along the east-side of RAH Lake, however extensions of the mineralization are considered to be likely into less exposed areas. The showing has been trenched and sampled, but only one drillhole has been reported (Blackwell, 1988).

Aphebian granites are exposed along the eastern-side of RAH lake. Numerous minor fractures and shears, generally less than 2 metres in width are exposed in an area 400 x 100 m in size. Large fractures are commonly filled with sandstone.

Trenching (8 trenches in 1976, 8 trenches in 1977) have exposed 18 veins varying from 2 to 30 metres in length and up to 3 metres in width. Significant values are shown below on Table 6.

Table 6, List of significant precious metal values (after Blackwell, 1988).

Trench	Vein Length Metres	Width* metres	Au ppb	Pt ppb	Pd ppb
76-1	2	1.6	262	94	69
76-2	8	0.5	177	23	29
76-3	25	0.1	25989	26503	35006
76-4	30	1.5	270		
76-5	20				
76-6	3	1.5	367	379	225
76-7	10	1.0	912	155	474
76-8	6	0.2	4032	1960	1533
77-1	2	3.0	240	276	198
77-2	3	1.0	149	25	54
77-3	-				
77-4	-				
77-5	7	0.67	1640	1390	570
77-6	-				
77-7	6	1.5	660	462	734
77-8	2	1.0	49	25	<10

* true width not reported. Samples are assumed to represent true width.

In all cases, high precious metal values are confined to pitchblende bearing veins, although the precious metal concentration was not directly proportional to the concentration of pitchblende. The fresh granite returned only detection limits in gold, platinum and palladium.

Precious metals were detected in veins that contained uraninite, coffinite, pitchblende, chalcopyrite, covellite, emplecite, various tellurides, electrum, native gold, and sylvanite. Gangue assemblages include quartz, hematite, chlorite, and carbonate.

Wet 24 Showing

The Wet 24 showing was located by Cominco in 1978. A single 6.4 metre long trench was blasted into a silicified hematite-matrixed breccia within rhyodacite tuffs of the Echo Bay Formation.

The showing is exposed along a ridge immediately northeast of the Fault River, as a series of 400 m long and up to 100 m wide zone of variable but intense hematite alteration of a variably brecciated rhyodacite. Outcrops east of this are relatively fresh-looking pyrite-bearing pink-weathering rhyodacite.

Mineralization occurs within a 030° structure occupied by a variably brecciated rhyodacite that has been cemented by earthy and specular hematite. Cross-cutting 060 and 000 fractures appear to control the secondary mineralization, including hematite, quartz, pyrite, radioactivity, gold, platinum and palladium.

It was noted that the best precious metals values are found in these nodule samples. Prospecting reported by Blackwell (1988) located anomalous gold values in a similar rock type 1500 metres southwest of the Wet 24 showing, however elsewhere only slightly anomalous values were encountered.

Other showings

No other showings were visited by the writer, however Blackwell identifies the following showings.

Table 7, List of other showings (after Blackwell, 1988).

Showing	Location	Description
RAH 2	900 m northwest of RAH	Highly radioactive, deeply weathered and sheared granite. Low precious metals, low U
RAH 29	3000 m northwest of RAH	Radioactive, hematite-rich basal Hornby Bay Group conglomerate. Highest gold value 78 ppb, highest U 7.5 ppm
RAH 30	3600 m northwest of RAH	Highly radioactive, sheared granite. Low precious metals. Best U 0.14% over 0.4 m.
Hot 122	2.5 km south of old Corhill ppty	Radioactive zone in fine-grained phase within coarser-grained granite. Trace gold
Wet 116	Along Fault River Fault	Noted by Cominco, no description, not reviewed.
Cor 19	Southwest corner of old Corhill ppty	Gossanous pyrtic and hematitic rhyodacite. Composite grab assayed 245 ppb Au. Not followed up

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing was conducted on samples from the Hornby Basin Property.

Mineral Resource and Mineral Reserve Estimates

No mineral resource or mineral reserve estimates have been made for the Hornby Basin Property.

Other Relevant Data and Information

To the writer's knowledge, there is no other relevant information available on the Hornby Basin Property.

Interpretation and Conclusions

The Hornby Basin Property occupies a geological setting that is similar in nature to the Athabaska Basin uranium model. Mineralization of this type has been identified in similar rocks in the vicinity of the property (Pec, Yuk). Geological similarities include the age of the basin fill and basement rocks, preponderance of basement-hosted showings (see adjacent properties), and occurrences within Hornby Group rocks on adjacent properties. The property also possesses some geophysical characteristics (southern magnetic domain) similar to that which defines iron oxide copper gold (IOCG) models. IOCG deposits are known to exist at the east-end of Great Bear Lake.

IOCG deposits have been identified within the Great Bear Magmatic Zone at Nico (Fortune Mineral Limited) and at Longtom and at Contact Lake (Alberta Star Development Corp).

Recommendations

Property wide

The entire property should be prospected for zones where altered and oxidized rocks are in contact with altered and reduced rocks. This encompasses the entire Aphebian unconformity surface and rocks within 200 metres or so of it which likely occurs on the property according to basic geological principals. The basal contact of the Hornby Bay Group rocks is known to be prospective for uranium mineralization, and the knowledge that the property is underlain by Hornby Bay Group rocks presupposes that the basal contact occurs at depth.

Geophysical surveys identify segments of the underlying rocks covered by Hornby Bay Group rocks. The long arc-like magnetic anomaly is a high in low magnetic intensity

rocks, and a low in high magnetic intensity rocks. This is indicative of a fault rather than a dyke, and as the structure subparallels the exposed contact between the Hornby Bay Group rocks and the underlying Echo Bay Formation rocks a few kilometers to the east leads one to conclude that it may be a subsidiary basin margin fault.

Electromagnetic surveys are ambiguous and require further processing.

Initially, fixed wing support using the larger lakes can accommodate most of the reconnaissance work outlined here. Ground geochemical surveys along the potential buried basin margin fault, and over the potential buried granite together with detailed geophysical surveys will assist in establishing the potential for uranium mineralization in either of these settings. Geochemical samples should be collected. Lithogeochemical samples should be tested for evidence of hydrothermal activity as evidenced by enhanced arsenic, bismuth, mercury, sulphur and other volatile elements. Soil geochemical surveys would attempt to replicate this work. No permits are required for this phase of work.

Diamond drilling of targets identified in the preceding ground surveys should test well into the underlying rocks to test for deeply buried deposits. Permits may be required for this work and compliance with the Sahtu Land and Water Board would be required.

Budgets

Phase 1

Mobilization and camp set-up	24,000
Camp Costs	2,000
Personnel	0
Geochemical samplers x 3	9,000
Lithogeochemistry x 450	5,000
Surficial Geochemistry x 450	5,000
Flights x 3	30,000
Subtotal	**$75,000**
Geophysics (radiometrics)	75,000
Mob/demob, fuel	35,000
Interpretation	15,000
Subtotal	**$125,000**
Contingency (15%)	$30,000
Total	**$230,000**

Phase 2 would consist of diamond drilling and is contingent upon targets being identified in Phase 1. A more established camp and a capacity to drill to depths of 500 metres should be considered. Helicopter support may be required. It is unknown how many targets will be identified so the total costs cannot be estimated at this time, but initial budgeting should consider diamond drill rates to be in the order of $120 per meter plus mobilization and demobilization costs.

References

Blackwell, J.D. 1988. Aber Resources Ltd and Norgold Ltd. Corhill Joint Venture, 1988 Geological Mapping and Rock Geochemical Sampling, NTS 86K/15 & 15. in Assessment Files, NORMIN.

Boniwell, J.B., 1978. Evaluation of Multisensor Airborne Survey, Hornby Bay Project, Great Bear Lake, N.W.T. Assessment Files, NORMIN.

Bottriell K., and Paterson, J, 1978. Uranerz Exploration and Mining Ltd., Annual Report, December 1978, Project 71-21, Hornby Basin. Assessment Files, NORMIN

Carville DP, Leckie JF, Moorhead CF and Rayner JG, 1991. "Coronation Hill unconformity related gold platinum palladium prospect, Northern Territory" in *World Gold '91*, Cairns, April 1991, pp 287-293, Australasian Institute of Mining and Metallurgy.

Herring, B.G. and Delpierre, M.E.R., 1977. Report to Atomic Energy Control Board, 1976 year-end report, RAH Project (uranium) Evaluation work carried out on the RAH 1-103 and the FAR 1-110 Claims in the Great Bear Area. in Assessment Files, NORMIN

Hildebrand, R.S., 1980. Geology: Echo Bay, McAlpine Channel Area, GSC Map 1546A.

Hoffman, P., and Hall, L., 1993, Geology, Slave craton and environs, District of Mackenzie, Northwest Territories: Ottawa, Geological Survey of Canada Open File 2559; Map, Scale: 1: 1,000,000

Lambert, I., McKay, A., and Miezitis, Y. (1996) in Australia's uranium resources: trends, global comparisons and new developments, Bureau of Resource Sciences, Canberra,

Salat, M. and Arnaud, M., 1970. Report on the Radiomentric Survey over Pec Claim Group – Dismal Lakes Area, (NWT). In Assessment Files, NORMIN

Date and Certificate Page

I, Dave R. Webb, do hereby certify as follows:

a. That I am a consulting geologist, residing at 6120 185A St. Surrey B.C., and carrying out business for DRW Geological Consultants Ltd. from that address.

b. This certificate applies to the report entitled "An Evaluation of the Hornby Basin Property, NTS 86 K 14. Great Bear Lake Area, NWT. Longitude 117° 16' west, Latitude 66° 51' north, For Ringbolt Ventures Ltd., dated October 2006"

c. That I

    a. am a graduate of the University of Toronto, Toronto, Ontario, with a B.A.Sc. in Geological Engineering, 1981, a graduate of Queen's University, Kingston, Ontario with an M.Sc. in Geological Sciences, 1983, and a graduate of the University of Western Ontario with a Ph.D. in Geological Sciences, 1992.

    b. am a Practicing Member in good standing of the Northwest Territories Association of Professional Engineers, Geologists and Geophysicists, license L601 since 1986.

    c. have been practicing my profession continuously since 1992, and have been working as a geologist since 1976 in uranium, precious and base metal exploration throughout Canada, parts of the United States, Mexico, and Mongolia.

d. My most recent visit to the Hornby Basin Property was on July 12, 2005

e. That I personally reviewed all of the sources of information cited in the Report under the heading "References" and that I am responsible for all sections of the Report.

f. I am independent of the issuer applying all of the tests in Section 1.4 of NI 43-101.

g. I have no prior involvement with the Hornby Basin Property.

h. That I have read National Instrument 43-101, Companion Policy 43-101CP, and form 43-101F, and that this report is in compliance therewith.

i. That I am not aware of any material fact or material change with respect to the Hornby Basin Property, the omission of which would make the Report misleading.

Dated at Vancouver, B.C.
This 10th day of October , 2006

Dr. D.R. Webb, Ph.D., P.Geol, L601.

Date and Certificate Page

I, Dave R. Webb, do hereby certify as follows:

a. That I am a consulting geologist, residing at 6120 185A St. Surrey B.C., and carrying out business for DRW Geological Consultants Ltd. from that address.

b. This certificate applies to the report entitled "An Evaluation of the Hornby Basin Property, NTS 86 K 14. Great Bear Lake Area, NWT. Longitude 117° 16' west, Latitude 66° 51' north, For Ringbolt Ventures Ltd., dated August 2006"

c. That I

    a. am a graduate of the University of Toronto, Toronto, Ontario, with a B.A.Sc. in Geological Engineering, 1981, a graduate of Queen's University, Kingston, Ontario with an M.Sc. in Geological Sciences, 1983, and a graduate of the University of Western Ontario with a Ph.D. in Geological Sciences, 1992.

    b. am a Practicing Member in good standing of the Northwest Territories Association of Professional Engineers, Geologists and Geophysicists, license L601 since 1986.

    c. have been practicing my profession continuously since 1992, and have been working as a geologist since 1976 in uranium, precious and base metal exploration throughout Canada, parts of the United States, Mexico, and Mongolia.

d. My most recent visit to the Hornby Basin Property was on July 12, 2005

e. That I personally reviewed all of the sources of information cited in the Report under the heading "References" and that I am responsible for all sections of the Report.

f. I am independent of the issuer applying all of the tests in Section 1.4 of NI 43-101.

g. I have no prior involvement with the Hornby Basin Property.

h. That I have read National Instrument 43-101, Companion Policy 43-101CP, and form 43-101F, and that this report is in compliance therewith.

i. That I am not aware of any material fact or material change with respect to the Hornby Basin Property, the omission of which would make the Report misleading.

Dated at Vancouver, B.C.
This 10ʰ day of October, 2006.

Dr. D.R. Webb, PhD, P.Geol. L601.

LICENSEE

D.R. Webb
DRW Geological Consultants Ltd.
6120 185A St. Surrey B.C,

Tel : 604 574-7536, Fax : 604 574-7513; E-mail : davewebb@telus.net

TO: BC and Alberta Securities Commissions and the TSX-Venture Exchange

I, Dave Webb, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled: : "TECHNICAL REPORT on the "An Evaluation of the Hornby Basin Property, NTS 86 K 14. Great Bear Lake Area, NWT. Longitude 117° 16' west, Latitude 66° 51' north, For Ringbolt Ventures Ltd., date October 2006)" relating to the Hornby Basin Property dated September 15, 2004 and to the written disclosure of the Technical Report and of any extracts form or a summary of the Technical Report in the written disclosure in Information Circular of Ringbolt Ventures being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Ringbolt Venture contains any misrepresentation of the information contained in the Technical Report.

Dated this 25th day of January, 2007.

Dave Webb , Ph.D., P.Geo.

END